Form 10-K, Exhibit 13
period 1996-12-31
CORT BUSINESS SERVICES CORP
filed 1997-03-31
CIK 905401

EXHIBIT 13.1

                             CORT Business Services
                               Annual Report 1996






                             Capitalizing on Change

Financial Review

Selected Consolidated Financial Data .....................................   10
Management's Discussion and Analysis of
  Financial Condition and Results of Operations ..........................   11
Consolidated Balance Sheets ..............................................   15
Consolidated Statements of Operations ....................................   16
Consolidated Statements of Stockholders' Equity ..........................   17
Consolidated Statements of Cash Flows ....................................   18
Notes to Consolidated Financial Statements ...............................   19
Independent Auditors' Report .............................................   27
Market for Common Stock of the Registrant and
  Related Stockholders' Matters ..........................................   28

10

              CORT Business Services Corporation and subsidiaries

                    Selected Consolidated Financial Data(1)

                                            Predecessor                             CORT Business Services
                                      ------------------------   --------------------------------------------------------------
                                                      Three          Nine
                                                      months        months                  Year ended December 31,
                                       Year ended     ended         ended       -----------------------------------------------
                                      December 31,   March 31,   December 31,   Combined
                                      ------------------------   -----------------------
                                          1992          1993       1993 (2)     1993 (2)       1994         1995       1996 (3)
                                        ---------------------      ------------------------------------------------------------
Furniture rental revenue ...........    $ 83,351      $21,497      $ 79,002     $100,499     $130,026     $141,988     $191,560
Furniture sales revenue ............      23,109        6,228        21,846       28,074       34,534       37,321       42,589
                                        ---------------------      ------------------------------------------------------------
  Total revenue ....................     106,460       27,725       100,848      128,573      164,560      179,309      234,149

Furniture rental gross profit ......      68,555       17,451        63,318       80,769      104,255      114,038      154,602
Furniture sales gross profit .......       9,633        2,548         8,716       11,264       13,885       15,118       17,382
                                        ---------------------      ------------------------------------------------------------
  Total gross profit ...............      78,188       19,999        72,034       92,033      118,140      129,156      171,984

Selling, general and
   administrative expenses .........      74,671       16,779        58,990       75,769       95,526      102,435      136,536
                                        ---------------------      ------------------------------------------------------------
Operating earnings (4) .............       3,517        3,220        13,044       16,264       22,614       26,721       35,448
Interest expense (5) ...............      10,979          879         8,941        9,820       16,246       15,917        8,251
Income (loss) before
  extraordinary loss ...............      (6,862)       1,976         2,313        4,289        3,546        6,218       15,936
Net income (loss) ..................      (6,862)       1,976         2,313        4,289        3,546        2,075       15,936
Earnings per common share
  before extraordinary loss (6) ....                                                             0.81         1.08         1.28
Pro forma income before
  extraordinary loss (7) ...........                                                            9,067       11,529
Pro forma earnings per
  common share (8) .................                                                             0.78         0.99

As of December 31,                        1992                                    1993         1994         1995         1996
------------------                      --------                                -----------------------------------------------
Total assets .......................    $154,262                                $169,777     $178,275     $173,722     $247,199
Total debt .........................     147,948                                 120,269      123,645       53,800       65,600
Stockholders' equity (deficit) .....     (17,268)                                  3,341        6,963       75,421      125,152

(1) The table above sets forth the selected consolidated financial data of the Company since its formation and acquisition of CORT Furniture Rental Corporation ("CFR" or "Predecessor") on March 31, 1993, and the selected financial data of CFR prior to the acquisition by the Company. The consolidated financial data of the Company as of and for the nine months ended December 31, 1993 and as of and for the years ended December 31, 1994, 1995 and 1996 have been derived from the consolidated financial statements of the Company. The financial data of CFR as of and for the year ended December 31, 1992, and for the three months ended March 31, 1993 have been derived from the financial statements of CFR. The combined financial data for the year ended December 31, 1993 represent CFR information for the three months ended March 31, 1993 combined with information for the Company for the nine months ended December 31, 1993. The selected historical consolidated financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report.

(2) Income statement data for the nine months ended and combined year ended December 31, 1993 include the results of operations of General Furniture Leasing Company ("General Furniture") for the four months ended December 31, 1993. The September 1, 1993 acquisition of General Furniture was accounted for as a purchase business combination. Revenue of General Furniture for the four months ended December 31, 1993 was $13,438,000.

(3) Income statement data for the year ended December 31, 1996 include the results of operations of Evans Rents from the date of acquisition, April 24, 1996. The acquisition of Evans Rents was accounted for as a purchase business combination. Revenue of Evans Rents for the period of April 25, 1996 through December 31, 1996 was approximately $22,500,000.

(4) Operating earnings for 1992 include $1,149,000 of severance and relocation costs resulting from the changes in the senior management team and $8,877,000 relating to the discontinuation of the development of a computer system. Management of the Company believes that these charges are non-recurring in nature. Adjusted for these non-recurring expenses, operating earnings would have been $13,543,000 for the year ended December 31, 1992.

(5) Interest expense in 1992 and for the three months ended March 31, 1993 reflects the impact of a restructuring of CFR on June 30, 1992. Interest expense for the six months ended December 31, 1992 and the three months ended March 31, 1993 was recognized at an effective rate of 1.8% as a result of applying the accounting principles of a troubled debt restructuring.

(6) Earnings per common share before extraordinary loss is computed by dividing income before extraordinary loss by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. In connection with the Companys initial public offering of common stock, the Company exchanged all subordinated debentures for 2,728,167 shares of common stock. For purposes of the computations of earnings per common share for 1994 and 1995, the Company has assumed that the exchange occurred as of January 1, 1994 for 2,090,591 shares of common stock.

(7) Pro forma income before extraordinary loss is adjusted for interest expense associated with the $50 million of senior notes and the subordinated debentures assumed to be retired on January 1, 1994.

(8) Pro forma earnings per common share is computed by dividing pro forma income before extraordinary loss by 11,608,000 shares, the actual number of shares of common stock and common stock equivalents as of December 31, 1995 on a fully diluted basis.

                                                                              11
              CORT Business Services Corporation and subsidiaries

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

The following information should be read together with the consolidated financial statements and notes thereto appearing elsewhere herein (dollars in thousands, except per share data).

Results of Operations

CORT Business Services Corporation was formed on March 29, 1993 and contemporaneously acquired all of the stock of CORT Furniture Rental Corporation ("CFR") in a business combination accounted for using the purchase method. The Company is a holding company with no assets other than its investment in CFR. The following analysis compares the results of operations of the Company for the years ended December 31, 1996, 1995 and 1994. The following table sets forth, for the period indicated, certain income statement data as a percentage of total revenue, unless otherwise indicated.

                                                    Year ended December 31,
                                                    ------------------------
                                                     1994     1995     1996
                                                    ------------------------
Rental revenue ................................      79.0%    79.2%    81.8%
Sales revenue .................................      21.0     20.8     18.2
                                                    ------------------------
  Total revenue ...............................     100.0    100.0    100.0
Cost of rental(1) .............................      19.8     19.7     19.3
Cost of sales(1) ..............................      59.8     59.5     59.2
Gross margin ..................................      71.8     72.0     73.4
Selling, general and administrative expenses ..      58.0     57.1     58.3
                                                    ------------------------
Operating earnings ............................      13.7     14.9     15.1
Interest ......................................       9.9      8.9      3.5
Income taxes ..................................       1.7      2.6      4.8
                                                    ------------------------
Income before extraordinary loss ..............       2.2%     3.4%     6.8%
Net income ....................................       2.2%     1.2%     6.8%

(1) Cost of rental is calculated as a percentage of rental revenue. Cost of sales is calculated as a percentage of sales revenue.

Components of Operating Earnings

Revenue. Substantially all of the Company's revenue is derived from base rent and fees from its outstanding furniture leases and from the sale of rental furniture. Rental revenue is recognized in the month in which it is due. Furniture sales revenue is recognized in the month of furniture delivery.

Cost of Furniture Rental. The primary component of cost of furniture rental is depreciation of rental furniture which is a noncash charge included in the statements of cash flows as a component of cash provided by operating activities. The Company depreciates most of its rental furniture on a declining-balance method over five years, with an estimated salvage value of 40% of original cost. The remainder of rental furniture is generally depreciated on a straight line basis over six years with an estimated salvage value of 25%. The Company also records the net book value of other disposals, primarily inventory shrinkage, as a component of the cost of furniture rental revenue.

Cost of Furniture Sales. When furniture is sold, the depreciated book value of such furniture is recorded as cost of furniture sales and is also included in the statements of cash flows as a component of cash provided by operating activities.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include employee, delivery, advertising, occupancy, utilities and other operating expenses, nonrental depreciation, and amortization of goodwill.

Year Ended December 31, 1996 as Compared to Year Ended December 31, 1995

Revenue. Total revenue increased 30.6% to $234,149 in 1996 from $179,309 in 1995. Furniture rental revenue for the year was $191,560, a 34.9% increase from $141,988 in 1995. Rental revenue growth before the impact of the acquisitions of Evans Rents and certain assets and liabilities of AFRA Enterprises, Inc. and Apartment Furniture Rental Associates ("AFR"), estimated by excluding all of the Company's California and New York operations, was approximately $21,535 or 17.0% which reflects growth in the number of leases as well as revenue per lease. Furniture sales increased 14.1% to $42,589 in 1996 from $37,321 in 1995. Excluding the impact of an unusually large corporate sale in the first quarter of 1995, furniture sales would have shown an increase of 18.6%. This increase in furniture sales is an effort of the Company to maintain a quality line-up of rental furniture.

Gross Profit. Gross profit margin on total revenue increased to 73.4% for the year ended December 31, 1996 from 72.0% for the year ended December 31, 1995. The gross profit margin on furniture rental revenue increased to 80.7% in 1996 from 80.3% in 1995. Gross profit margin on furniture sales revenue increased to 40.8% in 1996 from 40.5% in 1995.

12

              CORT Business Services Corporation and subsidiaries

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Selling, General and Administrative Expenses. Selling, general and administrative expenses totaled $136,536 or 58.3% of total revenue in 1996 as compared to $102,435 or 57.1% of total revenue in 1995. However, excluding $425 of certain charges associated with duplicate showroom closings related to the acquisition of Evans Rents, selling, general and administrative expenses would have been 58.1% of total revenue in 1996. The percentage increase is primarily due to the impact of start-up operations in new markets.

Operating Earnings. As a result of the changes in revenue, gross margin and selling, general and administrative expenses discussed above, operating earnings increased to $35,448, or 15.1% of total revenue in 1996 from $26,721, or 14.9% of total revenue in 1995. Excluding the second quarter charges related to the acquisition of Evans Rents operating earnings would have been 15.3% of total revenue in 1996.

Interest Expense, Net. Interest expense decreased to $8,251 in 1996 from $15,917 in 1995. The decrease is primarily the result of the early retirement of $50,000 in Senior Notes and the exchange of the Company's and CFR's subordinated debentures for Common Stock, both of which occurred in the last quarter of 1995, net of borrowings under the Revolving Credit Facility.

Furniture Purchases. Furniture purchases totaled $79,306 in 1996, an increase of 46.4% from the $54,153 purchased in 1995. Approximately $12,200 of purchases is attributable to the acquisitions of Evans Rents and AFR, small portfolio acquisitions, and start-up operations in new markets. The remaining increase supports the growth in furniture rental revenue and replenishes furniture which has been sold or disposed.

Year Ended December 31, 1995 as Compared to Year Ended December 31, 1994

Impact of Initial Public Offering and Early Debt Retirement. Due to the proximity of the Company's initial public offering and related debt retirement transactions to December 31, 1995, Management believes that pro forma income before extraordinary loss and related per share data provide a more meaningful comparison than historical results. Therefore, pro forma income before extraordinary loss has been adjusted to reflect the impact of the initial public offering and related debt retirement transactions as if they occurred at the beginning of 1994. Pro forma income excludes approximately $4 million, net of tax, associated with the early retirement of debt and also excludes interest associated with the subordinated debentures and $50,000 of the Senior Notes. Pro forma earnings per common share before extraordinary loss have been calculated using 11,608,000 shares, the actual number of common and common stock equivalents outstanding as of December 31, 1995 on a fully diluted basis. Given the above adjustments, pro forma income before extraordinary loss for the year ended December 31, 1995 was $11,529, or $0.99 per share compared to $9,067, or $0.78 per share.

Revenue. Total revenue increased 9.0% to $179,309 in 1995 from $164,560 in 1994. Furniture rental revenue for the year was $141,988, an increase of 9.2% from $130,026 in 1994. This increase reflects an average increase of 9.6% in base rent as well as an average of 3.1% growth in the number of leases. Furniture sales increased 8.1% in 1995 to $37,321 from $34,534 in 1994. Excluding the impact of an unusually large corporate sale in the first quarter of 1995, furniture sales would have shown an increase of 5.2%.

Gross Profit. Gross profit margin on total revenue increased to 72.0% for the year ended December 31, 1995 from 71.8% for the year ended December 31, 1994. The gross profit margin on furniture rental revenue increased to 80.3% in 1995 from 80.2% in 1994. Gross profit margin on furniture sales revenue increased to 40.5% in 1995 from 40.2% in 1994.

Selling, General and Administrative Expenses totaled $102,435 or 57.1% of total revenue in 1995 as compared to $95,526 or 58.0% of total revenue in 1994. This percentage decrease is primarily attributed to revenue increasing faster than occupancy expenses.

Operating Earnings. As a result of the changes in revenue, gross margin and selling, general and administrative expenses discussed above, operating earnings increased to $26,721, or 14.9% of total revenue in 1995 from $22,614, or 13.7% of total revenue in 1994.

Interest Expense, Net. Interest expense decreased to $15,917 in 1995 from $16,246 in 1994. The decrease is related to the early retirement of $50,000 in aggregate principal amount of Senior Notes, as well as the exchange of subordinated debentures for Common Stock, both of which occurred in the last quarter of 1995.

Extraordinary Loss. As a result of the early retirement of the Senior Notes and the termination of the old revolving credit facility, the Company recognized a loss of $4,143, net of taxes, which has been reflected in the Company's consolidated statement of operations as an extraordinary loss for the year ended December 31, 1995. The extraordinary loss includes $4,600 of premiums on the Senior Notes retirement, the write off of $1,907 of deferred financing fees and $398 of other associated costs.

Furniture Purchases. Furniture purchases totaled $54,153 in 1995, an increase of 25.3% over total purchases of $43,233 in 1994. Of this increase, $1,072 or 2.5% represents furniture acquired in connection with small portfolio acquisitions. The remaining increase supports the increase in furniture rental revenue and replenishes furniture which has been sold or disposed of while still reducing idle inventory.

Liquidity and Capital Resources


The Company's primary capital requirements are for purchases of rental furniture (including new furniture purchases and lease portfolio acquisitions) and debt service. The Company purchases furniture throughout each year to replace furniture which has been sold and to maintain adequate levels of rental furniture to meet existing and new customer needs. Furniture purchases were $43,233, $54,153 and $79,306 in 1994, 1995 and 1996, respectively. As the
Company's growth strategies continue to be implemented, furniture purchases are expected to increase accordingly.

The Company's other capital requirements consist of purchases of property, plant and equipment, including warehouse and showroom improvements, office equipment, trucks and computer hardware and standard programming enhancements necessary for installation of the new management information system in additional districts. Net purchases of property, plant and equipment were $2,780, $4,108 and $5,652 in 1994, 1995 and 1996, respectively.

During 1994, 1995 and 1996, net cash provided by operations was $52,019, $55,563 and $77,567, respectively. During 1994, 1995 and 1996, net cash used in
investing  activities  was  $46,645,   $54,237,   and  $122,120,   respectively,
consisting primarily of purchases of rental furniture and in 1996, the acquisitions of Evans Rents and AFR. During 1994, 1995 and 1996, net cash provided (used) by financing activities was ($329), ($14,108) and $44,297, respectively. In 1995, $36,995 was provided by the initial public offering, net of expenses, which was used along with other cash resources to pay off $50,000 of the Senior Notes. In 1996, $32,672 was provided by the public offering of common stock, net of expenses, which was used to repay indebtedness under the Revolving Credit Facility primarily due to the acquisition of Evans Rents.

CFR  entered  into  a  new  Revolving  Credit  Facility  concurrently  with  the consummation of the Company's initial public offering in November 1995. The Revolving Credit Facility provides a $70,000 line of credit (amended in May 1996 from $50,000), subject to certain borrowing base restrictions, to meet acquisition and expansion needs as well as seasonal working capital and general corporate requirements. The Revolving Credit Facility expires on November 22, 1998. Borrowings under the Revolving Credit Facility bear interest at a fluctuating rate based on, at the Company's option, either the lead lender's base rate or the London Interbank Offer Rate (LIBOR). The average interest rate paid by CFR during 1996 on the Revolving Credit Facility was 7.3%. A commitment fee calculated based upon the unused portion of the Revolving Credit Facility is payable quarterly in arrears. The Company had $53,441 available under the Revolving Credit Facility at December 31, 1996.

The net proceeds from the initial public offering of the Company, together with available cash and borrowings of $4,800 under the Revolving Credit Facility were used to retire $50,000 in aggregate principal amount of the Senior Notes in 1995. The Company is required to make annual interest payments on the remaining $50,000 in aggregate principal amount of the Senior Notes outstanding totalling $6,000 annually, payable on March 1 and September 1, in arrears. The Company will not be required to make principal repayments on the Senior Notes until maturity.

The Revolving Credit Facility and indenture governing the Senior Notes restricts the ability of CFR to make advances and pay dividends to the Company.

The Company believes that future cash flows from operations, together with the borrowings available under the Revolving Credit Facility will provide the Company with sufficient liquidity and financial resources to finance its growth and satisfy its working capital requirements through the term of the Revolving Credit Facility. The Company may not be able to generate sufficient cash flows from operations to pay the entire principal amount of the remaining $50,000 of Senior Notes when due in September 2000. In such event, the Company intends to refinance such amount primarily through additional equity offerings or alternative forms of debt

14

              CORT Business Services Corporation and subsidiaries

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

financing. However, there can be no assurance that the Company will be able to obtain financing on acceptable terms.

The Internal Revenue Service ("IRS") has examined the Federal income tax returns of CFR for the years 1989 through June 30, 1992 and has proposed certain adjustments to CFR's taxable income, relating primarily to methods of depreciation, period of cost recovery and certain capitalized financing fees. The Company has reached a settlement with the IRS on the proposed adjustments. The settlement did not result in any additional financial statement tax expenses, as the Company's reserves were adequate to cover such expenses, and did not require the Company to alter its methods of depreciation or cost recovery period. The total amount of the settlement is approximately $1 million, including interest through December 31, 1996, of which the Company made an initial deposit of approximately $925 in February, 1996.

The IRS has also proposed the disallowance of certain deductions taken by Fairwood Corporation for a consolidated tax group of which CFR was previously a member (the "Former Group") through the year ended December 31, 1988 and subsequent years. The IRS challenge includes the assertion that certain interest deductions taken by the Former Group should be recharacterized as non-deductible dividend distributions and that deductions for certain expenses related to the acquisition of Mohasco Corporation (now Consolidated Furniture Corporation ("Consolidated")), CFR's former shareholder, be disallowed. Under IRS regulations, the Company and each other member of the Former Group is severally liable for the full amount of any Federal income tax liability of the Former Group while CFR was a member of the Former Group, which could be as much as approximately $31 million for such periods (including interest through December 31, 1996). Under the agreement of sale for CFR, Consolidated agreed to indemnify the Company in full for any consolidated tax liability of the Former Group for the years during which CFR was a member of the Former Group. In addition, the Company may have rights of contribution against other members of the Former Group if the Company were required to pay more than its equitable share of any consolidated tax liability. Fairwood Corporation has indicated to the Company that it has tentatively reached an agreement in principle with the IRS Appeals Officer handling the case regarding a settlement of the principal issues in the case. A final settlement on that basis would be substantially less than the liability that would result from the proposed adjustments. The terms of such a tentative settlement are subject to further review by the IRS and by the Joint Committee on Taxation, and no assurance can be given that any settlement will be reached with the IRS. Due to the preliminary nature of the proposed agreement, the Company is not in a position to determine the probable outcome and its impact on the Company's consolidated financial statements, if any.

Inflation and General Economic Conditions

Historically, the Company has been able to offset increases in furniture prices with increases in rental rates. Management believes that increases in new furniture prices have averaged less than the overall inflation rate over the last five years. In periods of high inflation, the Company has historically achieved higher margins on its clearance center sales. A sustained recession with little or no new job growth may have a material adverse affect on the Company's future opportunities for sustained growth.

              CORT Business Services Corporation and subsidiaries

                          Consolidated Balance Sheets
                       (in thousands, except share data)

                                                                December 31,
                                                             -------------------
                                                               1995       1996
                                                             -------------------
Assets
Cash and cash equivalents ................................   $    379   $    123
Accounts receivable, less allowance for doubtful accounts
  of $938 and $1,906 in 1995 and 1996, respectively ......      6,019     11,011
Prepaid expenses .........................................      3,973      4,224
Rental furniture, net (note 2) ...........................    103,741    147,161
Property, plant and equipment, net (note 5) ..............     31,044     35,667
Other receivables and assets, net (note 7) ...............      3,814      3,815
Goodwill, net of accumulated amortization of $1,717
  and $2,678 in 1995 and 1996, respectively (note 13) ....     24,752     45,198
                                                             -------------------
                                                             $173,722   $247,199
                                                             ===================
Liabilities and Stockholders' Equity
Accounts payable .........................................   $  3,597   $  4,157
Rental security deposits .................................      5,761      7,184
Accrued expenses (note 11) ...............................     19,096     27,491
Deferred rental revenue ..................................      5,425      7,174
Long-term debt (note 7) ..................................     53,800     65,600
Deferred income taxes (note 6) ...........................     10,622     10,441
                                                             -------------------
                                                               98,301    122,047
                                                             -------------------
Commitments and contingencies (notes 6, 8 and 10)
Stockholders' equity (notes 1, 3, 4, 7, 9, and 12):
  Common stock, voting, $.01 par value, 15,500,000 shares
    authorized, 10,415,367 and 12,674,381 shares issued
    and outstanding ......................................        104        127
  Common stock, Class B, nonvoting, $.01 par value,
    15,500,000 shares authorized, and none issued
    and outstanding ......................................         --         --
  Additional paid-in capital .............................     67,383    101,155
  Accumulated earnings ...................................      7,934     23,870
                                                             -------------------
      Total stockholders' equity .........................     75,421    125,152
                                                             -------------------
                                                             $173,722   $247,199
                                                             ===================

See accompanying notes to consolidated financial statements.

16

              CORT Business Services Corporation and subsidiaries

                     Consolidated Statements of Operations
                     (in thousands, except per share data)


                                                                   Year ended December 31,
                                                               ------------------------------
                                                                 1994       1995       1996
                                                               ------------------------------
Revenue:
  Furniture rental ........................................... $130,026   $141,988   $191,560
  Furniture sales ............................................   34,534     37,321     42,589
                                                               ------------------------------
    Total revenue ............................................  164,560    179,309    234,149
                                                               ------------------------------
Operating costs and expenses:
  Cost of furniture rental ...................................   25,771     27,950     36,958
  Cost of furniture sales ....................................   20,649     22,203     25,207
  Employee, delivery and advertising expenses ................   66,256     72,379     95,204
  Occupancy, utilities and nonrental depreciation ............   16,370     16,724     22,722
  Amortization of goodwill ...................................      682        662        961
  Other operating expenses ...................................   12,218     12,670     17,649
                                                               ------------------------------
    Total costs and expenses .................................  141,946    152,588    198,701
                                                               ------------------------------
    Operating earnings .......................................   22,614     26,721     35,448
Interest expense, net ........................................   16,246     15,917      8,251
                                                               ------------------------------
    Income before income taxes and extraordinary loss ........    6,368     10,804     27,197
Income tax expense (note 6) ..................................    2,822      4,586     11,261
                                                               ------------------------------
    Income before extraordinary loss .........................    3,546      6,218     15,936
Extraordinary loss on early retirement of debt, net of
  income tax benefit of $2,762 (notes 6 and 7) ...............       --      4,143         --
                                                               ------------------------------
    Net income ............................................... $  3,546   $  2,075   $ 15,936
                                                               ==============================
Earnings per common share before extraordinary loss .......... $    .81   $   1.08   $   1.28
Extraordinary loss per common share ..........................       --        .53         --
                                                               ------------------------------
Earnings per common share .................................... $    .81   $    .55   $   1.28
                                                               ==============================
Weighted average number of common shares used in computation..    7,049      7,759     12,448
                                                               ==============================

See accompanying notes to consolidated financial statements.

              CORT Business Services Corporation and subsidiaries

                Consolidated Statements of Stockholders' Equity
                                 (in thousands)

                                                                                      Total
                                          Common     Additional      Accumulated   stockholders'
                                          Stock    paid-in capital    earnings        equity
                                          ------------------------------------------------------
Balance, December 31, 1993 ............    $ 40       $    988         $ 2,313       $  3,341
  Stock cancellation ..................      (1)             1              --             --
  Issuance of common stock from
    exercise of stock options .........       3             73              --             76
  Net income ..........................      --             --           3,546          3,546
                                          ------------------------------------------------------
Balance, December 31, 1994 ............      42          1,062           5,859          6,963
  Issuance of common stock from
    public offering, net of expenses ..      34         36,961              --         36,995
  Issuance of common stock from
    exercise of stock options .........      --             32              --             32
  Issuance of common stock
    from exercise of warrants .........       1             17              --             18
  Issuance of common stock in debt
    to equity exchange ................      27         29,311              --         29,338
  Net income ..........................      --             --           2,075          2,075
                                          ------------------------------------------------------
Balance, December 31, 1995 ............     104         67,383           7,934         75,421
  Issuance of common stock from
    public offering, net of expenses ..      19         32,653              --         32,672
  Issuance of common stock from
    exercise of stock options .........       1            487              --            488
  Issuance of common stock
    from exercise of warrants .........       3             61              --             64
  Income tax benefit from stock
    options exercised .................      --            571              --            571
  Net income ..........................      --             --          15,936         15,936
                                          ------------------------------------------------------
Balance, December 31, 1996 ............    $127       $101,155         $23,870       $125,152
                                          ======================================================

See accompanying notes to consolidated financial statements.

18

              CORT Business Services Corporation and subsidiaries

                      Consolidated Statements of Cash Flows
                                 (in thousands)

                                                                                            Year ended December 31,
                                                                                       ---------------------------------
                                                                                         1994        1995         1996
                                                                                       ---------------------------------
Cash flows from operating activities:
  Net income .......................................................................   $  3,546    $  2,075     $ 15,936
  Proceeds of disposals of rental furniture in excess of gross profit ..............     20,631      21,455       24,118
  Adjustments  to reconcile net income to net cash provided by operating activities:
    Extraordinary loss on early retirement of debt .................................         --       4,143           --
    Depreciation and amortization:
      Rental furniture .............................................................     18,281      19,551       26,887
      Other ........................................................................      2,358       2,601        3,804
      Goodwill .....................................................................        682         662          961
      Deferred financing fees ......................................................        755         729          698
      Discount on junior subordinated debentures ...................................         68          65           --
    Rental furniture inventory shrinkage ...........................................      1,237       1,838        2,261
    Deferred income taxes ..........................................................      1,054       2,811        2,990
    Pay-in-kind interest converted to long term debt ...............................      2,277       3,598           --
    Changes in assets and liabilities:
      Accounts receivable ..........................................................        106        (547)      (2,820)
      Prepaid expenses .............................................................       (122)       (998)         (58)
      Other receivables and assets .................................................       (736)     (1,190)      (1,544)
      Accounts payable, accrued expenses and rental security deposits, net .........      1,455      (1,768)       2,585
      Deferred rental revenue ......................................................        427         538        1,749
                                                                                       ---------------------------------
        Net cash provided by operating activities ..................................     52,019      55,563       77,567
                                                                                       ---------------------------------
Cash flows from investing activities:
  Purchases of rental furniture ....................................................    (43,233)    (54,153)     (79,306)
  Purchases of property, plant and equipment .......................................     (2,812)     (4,521)      (6,238)
  Sale of property, plant and equipment ............................................         32         413          586
  Purchase of Evans Rents ..........................................................         --          --      (27,778)
  Purchase of AFR ..................................................................         --          --       (9,384)
  Purchase of short-term investments ...............................................       (632)     (1,024)          --
  Sale of short-term investments ...................................................         --       5,048           --
                                                                                       ---------------------------------
        Net cash used in investing activities ......................................    (46,645)    (54,237)    (122,120)
                                                                                       ---------------------------------
Cash flows from financing activities:
  Repayments of long-term debt .....................................................       (795)    (50,287)        (573)
  Payments to retire debt ..........................................................         --      (4,998)          --
  Payment of deferred financing fees ...............................................         --          --         (154)
  Proceeds from issuance of long-term debt .........................................        749         332           --
  Borrowings on the line of credit .................................................         --       4,800       88,076
  Repayments on the line of credit .................................................         --      (1,000)     (76,276)
  Payments on capital lease obligation .............................................       (359)         --           --
  Issuance of common stock .........................................................         76      37,045       33,224
                                                                                       ---------------------------------
        Net cash provided (used) by financing activities ...........................       (329)    (14,108)      44,297
                                                                                       ---------------------------------
        Net increase (decrease) in cash and cash equivalents .......................      5,045     (12,782)        (256)
Cash and cash equivalents at beginning of year .....................................      8,116      13,161          379
                                                                                       ---------------------------------
Cash and cash equivalents at end of year ...........................................   $ 13,161    $    379     $    123
                                                                                       =================================
Supplemental disclosures of cash flow information:
Cash paid for:
  Interest .........................................................................   $ 12,178    $ 13,408     $  7,487
  Income taxes .....................................................................      2,213       2,161        8,089
                                                                                       =================================
Noncash financing activities:
  Tax benefit from exercise of stock options .......................................   $     --    $     --     $    571
  Tax benefit from exchange of debt for equity .....................................         --         741           --
  Exchange of debt for equity (note 7) .............................................         --      28,597           --
                                                                                       =================================

See accompanying notes to consolidated financial statements.

               CORT Business Services Corporation and subsidiaries

                   Notes to Consolidated Financial Statements


(1)  Formation and Description of the Company

CORT Business Services Corporation, formerly New Cort Holdings Corporation (the "Company"), was formed on March 29, 1993 and contemporaneously acquired all of the stock of CORT Furniture Rental Corporation ("CFR"). The Company is a holding company with no independent operations and no material assets other than its ownership of all the outstanding capital stock of CFR. The Company is largely dependent on the receipt of dividends or distributions from CFR to fund its obligations. CFR is a provider of rental furniture, accessories and related services to both corporate and individual customers. In addition, CFR sells previously rented furniture.

(2)  Summary of Significant Accounting Policies

(a)  Principles of Consolidation and Presentation

The consolidated financial statements as of December 31, 1995 and 1996, and for the years ended December 31, 1994, 1995 and 1996, include the accounts of CORT Business Services Corporation and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

(b)  Accounting Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

(c)  Rental Furniture

Rental furniture includes residential and office furniture which is rented to customers or is available for rental and/or sale and is recorded at the lower of depreciated cost or market value. Rental furniture is depreciated on a declining-balance or straight-line method over 3 to 6 years, with an estimated salvage value of 25 to 40 percent of original cost. Accumulated depreciation on rental furniture was $45,199,000 and $53,582,000 at December 31, 1995 and 1996, respectively. Reserves for purchase options and shrinkage on rental furniture were $1,793,000 and $2,768,000 at December 31, 1995 and 1996, respectively.
Furniture no longer meeting rental standards is held for sale.

Furniture rentals are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. Cost of furniture rental includes depreciation expense, inventory losses, repairs and maintenance, net book value of furniture sold under lease purchase options and costs of accessories.

Certain of CFR's leases include purchase options whereby the customer can receive title to the furniture upon satisfaction of certain conditions. Generally, these leases are short-term and must be extended by the customer in order for the purchase option to apply. CFR provides reserves to reduce the net book value of furniture under such leases based on the length of time the furniture has been out on lease and the likelihood of the exercise of the options.

The Company considers the proceeds from the sale of rental furniture as an element of cash flow from operations. Accordingly, the proceeds received in excess of the gross profit recognized on sales of rental furniture are added to net income in deriving cash flow from operations in the accompanying consolidated statements of cash flows.

(d)  Property, Plant and Equipment

Property, plant and equipment is recorded at cost, or fair value if acquired through a purchase business combination. Depreciationis computed using the straight-line method over the estimated useful lives of the assets as follows: buildings 50 years; major roof renovations 10 years; furniture, fixtures, machinery and equipment from 5 to 10 years; and leasehold improvements over the term of the related leases.

(e)  Goodwill

The excess of purchase cost over the fair value of net assets acquired (goodwill) is amortized using the straight-line method over 40 years. The Company evaluates the recoverability ofits goodwill annually. In making such evaluation, the Company compares certain financial indicators such as expected undiscounted future revenues and net cash flows to the carrying amount of goodwill. Impairment losses, if any, are measured as the excess of the carrying amount of goodwill over estimated fair market value.

(f)  Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and investments having a maturity of three months or less on the date of purchase. Cash and cash equivalents at December 31, 1995 and 1996 consisted primarily of overnight repurchase funds.

(g)  Rental Security Deposits

The Company may require a non-interest bearing security deposit of one months rent based on the Companys evaluation of the credit worthiness of the customer. The security deposit is returned at the end of the lease provided that all lease terms have been satisfied.

               CORT Business Services Corporation and subsidiaries

                   Notes to Consolidated Financial Statements


(h) Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record stock-based employee compensation plans at fair value. The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for employee stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price an employee must pay to acquire the stock.

(i)  Income Taxes

Income taxes are reported under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

(j)  Deferred Financing Fees

Costs incurred with the issuance of long-term debt have been capitalized and are being amortized over the term of the related debt using a method which approximates the effective interest method.

(k)  Earnings Per Common Share

Earnings per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents are comprised entirely of stock options and warrants. The Company has no other potentially dilutive securities. Fully-diluted earnings per common share is presented only to the extent that it results in dilution in excess of 3% of primary earnings per common share.

Common stock issued and common stock options granted during the 12-month period preceding the date of the Companys initial public offering (see note 4) have been included in the calculation of weighted average common shares outstanding for all of 1994 and 1995 using the treasury stock method based on the initial public offering price.

In connection with the Company's initial public offering of Common Stock, the Company exchanged CFR's 14% Senior Subordinated Pay-In-Kind Notes, the Company's 14.5% Subordinated Debentures, the Company's 15% Junior Subordinated Debentures, including the unamortized discount, and accrued interest on all such debentures for 2,728,167 shares of Common Stock. For purposes of the computations of earnings percommon share for 1994 and 1995, the Company has assumed that the exchange occurred as of January 1, 1994 for 2,090,591 shares of Common Stock.

(3)  Reverse Stock Split

On November 9, 1995, the Company effected a 1 for 7.5 reverse split of Common Stock whereby each 7.5 shares of existing Common Stock were exchanged for one share of Common Stock. All share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for this reverse split.

(4)  Public Offerings of Common Stock

In November 1995, the Company sold, through an underwritten initial public offering, 3,402,260 common shares at $12.00 per share. The net proceeds of approximately $36,995,000, net of associated underwriting discounts and other expenses of the offering, were used to retire a portion of the Senior Notes(see note 7).

In July 1996, the Company sold, through an underwritten public offering, 1,865,100 common shares at $18.75 per share. The net proceeds of approximately $32,672,000, net of associated underwriting discounts and other expenses of the offering, were used to repay indebtedness under the Revolving Credit Facility primarily due to the acquisition of Evans Rents (see note 13).

(5)  Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

                                     December 31,    December 31,
                                     ----------------------------
                                         1995            1996
                                     ----------------------------
Land and land improvements .........   $ 6,996         $ 7,003
Buildings and improvements .........    15,151          15,169
Machinery, equipment and computer ..     4,896           9,142
Leasehold improvements .............     7,647          11,515
Furniture and fixtures .............     1,421           1,590
Other ..............................     1,252           1,371
                                     ----------------------------
                                        37,363          45,790
Accumulated depreciation
  and amortization .................     6,319          10,123
                                     ----------------------------
                                       $31,044         $35,667
                                     ============================

               CORT Business Services Corporation and subsidiaries

                   Notes to Consolidated Financial Statements


(6)  Income Taxes

Components of the expense for income taxes are summarized as follows (in thousands):

                                         Year ended    Year ended   Year ended
                                         December 31,  December 31, December 31,
                                            1994          1995          1996
                                         -------------------------------------
Current:
        Federal .......................... $1,367        $ 1,257      $ 6,117
        State and local ..................    263            494        1,489
                                           -------------------------------------
                                            1,630          1,751        7,606
                                           -------------------------------------
Deferred:
        Federal ..........................  1,013          2,410        3,107
        State and local ..................    179            425          548
                                           -------------------------------------
                                            1,192          2,835        3,655
                                           -------------------------------------
        Total expense before
           extraordinary loss ............ $2,822        $ 4,586      $11,261
Income tax benefit from
        extraordinary loss on early
        retirement of debt ...............   --           (2,762)        --
                                           -------------------------------------
Total income tax expense ................. $2,822        $ 1,824      $11,261
                                           =====================================

The difference between the actual expense for taxes and taxes computed at the Federal income tax rate of 34 percent in 1994 and 1995, and 35 percent in 1996 is summarized as follows(in thousands):


                                        Year ended   Year ended   Year ended
                                        December 31, December 31, December 31,
                                            1994         1995           1996
                                        ----------------------------------------
Tax expense computed
     at Federal rate .................     $2,165       $3,673       $ 9,519
State and local taxes, net
     of Federal benefit ..............        292          607         1,324
Effects of goodwill
     amortization ....................        232          225           336
Other, net ...........................        133           81            82
                                           -------------------------------------
     Total expense before
       extraordinary loss ............     $2,822       $4,586       $11,261
                                           =====================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):


                                                      December 31,  December 31,
                                                         1995           1996
                                                      --------------------------
Deferred tax assets:
 Accounts receivable, principally
  due to allowance for
  doubtful accounts ..............................        $   375        $   762
 Compensated absences, principally
  due to accrual for financial
  reporting purposes .............................            530            748
 Deferred financing fees .........................            638            495
 Deferred rental revenue .........................          2,209          2,999
 Reserve for unfavorable operating
  lease and duplicate facilities .................          2,377          3,592
 Net operating loss carryforwards ................          1,511            600
 AMT credit carryforward .........................          4,093          3,388
 Other ...........................................          2,105          2,503
                                                          ----------------------
   Total gross deferred tax assets ...............         13,838         15,087
                                                          ----------------------
Deferred tax liabilities:
 Rental furniture, principally due
  to differences in depreciation .................         20,547         20,179
 Property, plant and equipment,
  principally due to differences
  in depreciation ................................          3,913          5,306
 Other ...........................................           --               43
                                                          ----------------------
   Total gross deferred tax
    liabilities ..................................         24,460         25,528
                                                          ----------------------
   Net deferred tax liability ....................        $10,622        $10,441
                                                          ======================

At December 31, 1996, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $1,500,000 which are available to offset only a subsidiary's future Federal taxable income, if any, through 2007. The net operating loss carryforwards are subject to an annual limitation of $955,000 pursuant to Internal Revenue Code Section 382. In addition, the Company has alternative minimum tax credit carryforwards of approximately $3,388,000 which are available to reduce future Federal regular income taxes, if any, over an indefinite period.

The Internal Revenue Service ("IRS") has examined the Federal income tax returns of CFR for the years 1989 through June 30, 1992 and has proposed certain adjustments to CFR's taxable income, relating primarily to methods of depreciation, period of cost recovery and certain capitalized financing fees. The Company has reached a settlement with the IRS on the proposed adjustments. The settlement did not result in any additional financial statement tax expenses, as the Company's reserves were adequate to cover such expenses, and did not require the Company to alter its methods of depreciation or cost recovery period. The total amount

              CORT Business Services Corporation and subsidiaries
                   Notes to Consolidated Financial Statements

of the settlement is approximately $1 million, including interest through December 31, 1996, of which the Company made aninitial deposit of approximately $925,000 in February, 1996.

The IRS has also proposed the disallowance of certain deductions taken by Fairwood Corporation for a consolidated tax group of which CFR was previously a member (the "Former Group") through the year ended December 31, 1988 and subsequent years. The IRS challenge includes the assertion that certain interest deductions taken by the Former Group should be recharacterized as non-deductible dividend distributions and that deductions for certain expenses related to the acquisition of Mohasco Corporation (now Consolidated Furniture Corporation ("Consolidated")), CFR's former shareholder, be disallowed. Under IRS regulations, the Company and each other member of the Former Group is severally liable for the full amount of any Federal income tax liability of the Former Group while CFR was a member of the Former Group, which could be as much as approximately $31 million for such periods (including interest through December 31, 1996). Under the agreement of sale for CFR, Consolidated agreed to indemnify the Company in full for any consolidated tax liability of the Former Group for the years during which CFR was a member of the Former Group.In addition, the Company may have rights of contribution against other members of the Former Group if the Company were required to pay more than its equitable share of any consolidated tax liability. Fairwood Corporation has indicated to the Company that it has tentatively reached an agreement in principle with the IRS Appeals Officer handling the case regarding a settlement of the principal issues in the case. A final settlement on that basis would be substantially less than the liability that would result from the proposed adjustments. The terms of such a tentative settlement are subject to further review by the IRS and by the Joint Committee on Taxation, and no assurance can be given that any settlement will be reached with the IRS. Due to the preliminary nature of the proposed agreement, the Company is not in a position to determine the probable outcome and its impact on the Companys consolidated financial statements, if any.


(7) Long-Term Debt

The outstanding long-term debt was as follows (in thousands):



                                          December 31,     December 31,
                                             1995              1996
                                          ------------------------------
Revolving Credit Facility, secured......    $3,800           $15,600
Senior Notes, 12%, unsecured............    50,000            50,000
                                           -------------------------
                                           $53,800           $65,600
                                           =========================

CFR had a revolving credit facility with a bank for $15 million, which was terminated on November 22, 1995. CFR entered into a new Revolving Credit Facility with a group of banks concurrently with the consummation of the initial public offering of the Company. The Revolving Credit Facility, for which the Company is guarantor, provides a $70 million line of credit (amended in May 1996 from $50 million), subject to certain borrowing base restrictions, to meet acquisition and expansion needs as well as seasonal working capital and general corporate requirements. The Revolving Credit Facility expires on November 22, 1998. Borrowings under the Revolving Credit Facility bear interest at a fluctuating rate based on, at the Companys option, either the lead lenders base rate or the London Interbank Offer Rate (LIBOR). The average interest rate paid by CFR during 1996 on the Revolving Credit Facility was 7.3%. A commitment fee calculated based upon the unused portion of the Revolving Credit Facility is payable quarterly in arrears. The Revolving Credit Facility is collateralized by substantially all of CFR's assets.

The Senior Notes bear interest at 12 percent with interest payable semi-annually on March 1 and September 1. The Senior Notes are unsecured and are due September 1, 2000. The Company may not redeem the Senior Notes prior to September 1, 1998 except in certain circumstances. Early redemptions must be made at a premium. With the proceeds of the initial public offering, borrowings under the Revolving Credit Facility and cash on hand, $20 million in aggregate principal amount of Senior Notes were retired at a repurchase price of 108% of the principal amount, plus accrued and unpaid interest thereon, and $30 million in aggregate principal amount of Senior Notes were retired at a redemption price of 110% of the principal amount plus accrued and unpaid interest thereon.

The Revolving Credit Facility and indenture governing the Senior Notes restrict the ability of CFR to make advances and pay dividends to the Company.

As a result of the early retirement of the Senior Notes in 1995, the Company recognized a loss of $4,143,000, net of taxes, which has been reflected in the Company's consolidated statement of operations as an extraordinary loss for the year ended December 31, 1995. The extraordinary loss includes $4,600,000 of redemption premiums on the Senior Notes retirement, the write-off of approximately $1,907,000 of deferred financing fees and approximately $398,000 of other associated costs.

Contemporaneously with the initial public offering, CFR's 14% Senior Subordinated Pay-In-Kind Notes, the Company's 14.5% Subordinated Debentures and the Company's 15% Junior Subordinated Debentures (collectively the "Debt Securities"), due to controlling and certain other stockholders of the Company, were exchanged for an aggregate of 2,728,167 shares of Common Stock, which represented all principal, accrued interest and unamortized discount of the Debt Securities. During the years ended December 31, 1994 and 1995, the aggregate interest expense incurred on the Debt Securities was approximately $3,518,000 and $3,598,000, respectively, all of which was settled through the issuance of additional debentures.

The estimated fair value of the Company's consolidated long-term debt based on the quoted market price and other available information was approximately $57,300,000 and $71,100,000 at December 31, 1995 and 1996, respectively.

Other assets include debt issuance costs, net of accumulated amortization, of $2,534,000 and $1,990,000 at December 31, 1995 and 1996, respectively.

(8) Employee Benefit Plans

The Company maintains an investment and profit-sharing defined contribution retirement plan. All the Company's employees are eligible to participate after one year of service. The Company makes a 50 percent matching contribution on the first four percent of employee contributions to the plan. The Company may, at its discretion, make additional contributions based on the Company's performance. The aggregate plan contributions were approximately $650,000, $940,000, and $1,080,000 for the years ended December 31, 1994, 1995, and 1996, respectively.

The Company maintains a Supplemental Executive Retirement Plan (SERP) for certain key present and former management executives. The SERP consists of both a defined benefit and a defined contribution plan. The annual costs of the plan were approximately $139,000, $148,000, and $119,000 for the years ended December 31, 1994, 1995, and 1996, respectively. The accrued, unfunded liability under the plan as of December 31, 1996 was not significant.

(9) Stock Options

At December 31, 1996, the Company has three stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, as all options have been granted at exercise prices equal to the fair market value as of the date of grant, no compensation cost has been recognized under these plans in the accompanying consolidated financial statements. Had compensation cost for the

Company's three stock-based compensation plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per common share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):


                                                Year ended        Year ended
                                                December 31,      December 31,
                                                    1995               1996
                                                ------------------------------
Net income                      As Reported        $2,075             $15,936
                                Pro Forma          $1,697             $15,327

Earnings per common share       As Reported         $0.55               $1.28
                                Pro Forma           $0.22               $1.23

The effects of compensation cost as determined under FASB Statement No. 123 on net income in 1995 and 1996 may not be representative of the effects on pro forma net income for future periods.

Stock Option and Stock Purchase Plan

Under the terms of the Stock Option and Stock Purchase Plan (the "1994 Plan"), certain key employees were granted, at the discretion of the Board of Directors, the right to purchase varying amounts of Debt Securities and options to purchase Common Stock. Concurrent with the adoption of the 1994 Plan, all members of management who previously held Common Stock of the Company gave up their rights to such stock.

At the date of grant, each employee had the option to purchase immediately in cash all granted amounts of the Debt Securities, or defer purchase of these securities, plus interest, over a five-year vesting period. In either case, assuming all obligations to purchase the Debt Securities were fulfilled, the exercise price of the options to purchase Common Stock was fixed and the options are exercisable over a ten-year period.

Contemporaneously with the initial public offering, all Debt Securities were exchanged for Common Stock (see note 7). There is no further obligation to purchase Debt Securities under the 1994 Plan.

The fair value of options granted on February 1, 1995 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0.0%, expected volatility of 30%, risk-free interest rate of 7.63%, and expected life of six years.

1995 Stock-Based Incentive Compensation Plan

The 1995 Stock-Based Incentive Compensation Plan (the "1995 Plan") was adopted by the Board of Directors and approved by the Company's stockholders. The 1995 Plan became effective on October 31, 1995. The 1995 Plan provides for the granting of a maximum of 577,427 stock options to key employees of the Company. No awards can be made under the 1995 Plan after

              CORT Business Services Corporation and subsidiaries
                   Notes to Consolidated Financial Statements


October 31, 1997. The shares granted under the 1995 Plan may be in the form of deferred stock, restricted stock, incentive stock options, non-qualified stock options or stock appreciation rights. All awards made in 1995 and 1996 were in the form of non-qualified stock options. The exercise price of an option under the 1995 Plan is equal to the fair market value of common stock on the date the option is granted. An option under the 1995 Plan vests over a three-year period and the expiration period may not exceed ten years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1995 and 1996, respectively: 0.0% dividend yield for both years; expected volatility of 30% for both years; risk-free interest rates of 5.65% and 6.29%, and expected lives of four years and five years.

1995 Directors Stock Option Plan

The 1995 Directors Stock Option Plan (the "Director Plan") was adopted by the Board of Directors and approved by the Company's stockholders. The Director Plan became effective on October 18, 1995. The Director Plan provides for the granting of a maximum of 50,000 stock options to non-employee directors of the Company. The Director Plan provides for automatic grants of options to purchase shares of Common Stock on November 16, 1995 and 1996. The option exercise price per share is equal to the fair market value of common stock on the date the option is granted. All options granted will be vested on November 16, 1998. The expiration period may not exceed ten years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1995 and 1996, respectively: 0.0% dividend yield for both years; expected volatility of 30% for both years; risk-free interest rates of 5.89% and 6.43%; and expected lives of seven years for both years.

Stock Option Activity Summary
The following table summarizes the Company's option plans:

                                                                1994 Plan               1995 Plan          Director Plan
                                                          -----------------------------------------------------------------
                                                                       Weighted                Weighted            Weighted
                                                          Shares       Average      Shares     Average   Shares    Average
                                                          Under        Exercise     Under      Exercise  Under     Exercise
                                                          Option        Price       Option      Price    Option     Price
                                                          -----------------------------------------------------------------
Outstanding at
   January 1, 1994 .....................................      --           --          --         --        --        --
   Granted .............................................   784,640     $0.25875        --         --        --        --
   Exercised ...........................................  (295,135)     0.25875        --         --        --        --
   Forfeited ...........................................   (53,669)     0.25875        --         --        --        --
                                                          ----------------------------------------------------------------
Outstanding at
   December 31, 1994 ...................................   435,838     $0.25875        --         --        --        --
   Granted .............................................   245,794      1.09800     439,800    $12.00     21,000    $12.00
   Exercised ...........................................   (37,977)     0.85770        --         --        --        --
   Forfeited ...........................................   (16,099)     0.81827        --         --        --        --
                                                          ----------------------------------------------------------------
Outstanding at
   December 31, 1995 ...................................   627,556     $0.57274     439,800    $12.00     21,000    $12.00
   Granted .............................................      --           --       131,300     19.87     10,000     22.75
   Exercised ...........................................   (52,558)     0.33230     (39,501)    12.00       --        --
   Forfeited............................................      --           --          --         --        --        --
                                                          ----------------------------------------------------------------
Outstanding at
   December 31, 1996 ...................................   574,998     $0.59472     531,599    $13.94     31,000    $15.47
Options exercisable at:
   December 31, 1994 ...................................    70,188                     --                   --
   December 31, 1995 ...................................   627,556                     --                   --
   December 31, 1996 ...................................   574,998                  120,280                7,003
Weighted-average fair value at date of grant of options
  granted during the year ended:
   December 31, 1995 ...................................  $   0.57                 $   3.90               $ 5.43
   December 31, 1996 ...................................      --                       7.58                10.59

The following table summarizes information about the Company's stock options outstanding at December 31, 1996:


                                           Options Outstanding                                Options Exercisable
                      -------------------------------------------------------------   ---------------------------------------
                                             Weighted-Average
   Range of                                Remaining Contractual   Weighted-Average                          Weighted-Average
Exercise Prices       Number Outstanding        Life (years)        Exercise Price    Number Exercisable      Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
$ 0.2587 -  1.0980        574,998                  7.44                 $0.59            574,998                  $0.59
 12.0000                  421,299                  8.88                 12.00            127,283                  12.00
 18.0000 - 22.7500        141,300                  9.69                 20.07                --                     --
                        ---------                                                        -------
                        1,137,597                                                        702,281
                        =========                                                        =======


10) Rental Commitments

The Company leases certain warehouse and showroom facilities and equipment. Future minimum lease payments at December 31, 1996 under all noncancelable operating leases are as follows (in thousands):

1997 ..............................................   13,999
1998 ..............................................   12,099
1999 ..............................................   10,952
2000 ..............................................    9,228
2001 ..............................................    7,583
Thereafter.........................................   18,997
                                                      ------
   Total minimum lease payments....................   72,858
Less sublease rentals..............................      643
                                                      ------
   Net minimum operating lease payments............  $72,215
                                                     =======

Rental expense was approximately $9,291,000, $9,177,000 and $12,145,000 for the years ended December 31, 1994, 1995 and 1996, respectively, (including approximately $1,795,000, $1,826,000 and $2,460,000 for short-term vehicle leases).

(11) Accrued Expenses

Accrued expenses are comprised of (in thousands):


                                               December 31,     December 31,
                                                  1995             1996
                                               -----------------------------
Accrued salaries, wages and incentives ......   $ 4,159           $ 6,301
Accrued interest ............................     2,026             2,078
Accrued vacation ............................     1,325             1,871
Reserves for unfavorable operating lease
  and duplicate facilities ..................     5,942             8,981
Accrued property, sales and use taxes .......     1,529             1,971
Other accrued expenses ......................     4,115             6,289
                                               -----------------------------
                                                $19,096           $27,491
                                               =============================


(12) Warrants to Purchase Common Stock

At December 31, 1995 and 1996, 2,762,200 and 908,410 warrants to purchase an aggregate of 450,238 and 148,070 shares of Common Stock, respectively, were outstanding. For the years ended December 31, 1995 and 1996, 537,800 and 1,853,790 warrants were exercised for an aggregate of 87,657 and 302,164 shares of the Common Stock, respectively. Each warrant is exercisable at a price of $.0345. The warrants are subject to certain anti-dilution provisions relating to future issuances of the Common Stock.

(13) Acquisitions

Evans Rents

On April 24, 1996, the Company acquired Evans Rents, a provider of rental furniture in California, for approximately $27,778,000, including costs of acquisition, in a transaction accounted for as a purchase business combination. As such, the fair value of Evans Rents assets and liabilities were recognized as of April 24, 1996, and the Company's results of operations include Evans Rents' operations subsequent to that date. The Company financed the acquisition of Evans Rents with borrowings under the Revolving Credit Facility.

The fair value allocated to the identifiable assets and liabilities of Evans Rents was determined by independent appraisal. As part of the purchase price allocation, the Company recorded a reserve for estimated costs to be incurred in the consolidation of duplicate Evans Rents' facilities and termination of employment of certain members of Evans Rents' management who were not replaced. Based on the allocation of the purchase price over the net assets acquired, goodwill of approximately $14,220,000 was recorded. Such goodwill is being amortized on a straight-line basis

              CORT Business Services Corporation and subsidiaries
                   Notes to Consolidated Financial Statements


over 40 years. The purchase price has been allocated as follows (in thousands):


Cash ........................................................          $     25
Accounts  receivable ........................................             1,967
Prepaid  expenses  and other assets .........................               182
Rental property .............................................            15,066
Property,  plant and equipment ..............................             1,932
Deferred income taxes .......................................             2,600
Goodwill ....................................................            14,220
Accounts payable and accrued expenses .......................            (2,235)
Notes payable ...............................................              (573)
Deferred  revenue ...........................................            (1,543)
Other  liabilities,  including reserves
 for duplicate facilities and employee
 severance ..................................................            (3,863)
                                                                         ------
                                                                       $ 27,778
                                                                       ========

The following unaudited pro forma condensed consolidated financial information presents the combined results of operations of the Company and Evans Rents as if the acquisition had occurred as of January 1, 1995. This information gives effect to certain adjustments including amortization of goodwill, elimination of certain compensation expense, interest expense on borrowings and related income tax effects. The pro forma consolidated financial information does not necessarily reflect the results of operations that would have occurred had the Company and Evans Rents constituted a single entity during the periods.


                                                  Year ended      Year ended
                                                  December 31,    December 31,
                                                     1995            1996
                                                  ----------------------------
                                                    (in thousands, except
                                                      per share amounts)

Total revenue...........................           $209,814        $244,069
Net income..............................              7,176          16,432
Earnings per share......................              $1.20           $1.32
Weighted average number of shares
  used in computation...................              7,759          12,448

AFR

On August 5, 1996, the Company acquired certain assets of AFR, a provider of rental furniture in the New York City metropolitan area, for $9,384,000, including costs of acquisition, in a transaction accounted for as a purchase business combination. Based on the allocation of the purchase price over the net assets acquired, goodwill of approximately $6,016,000 was recorded. Such goodwill is being amortized on a straight-line basis over 40 years.

(14) Quarterly Financial Data (Unaudited)

                                         Three months ended
                         ----------------------------------------------------
                          March 31,    June 30,  September 30,   December 31,
                            1996        1996         1996         1996
                         ----------------------------------------------------
                               (in thousands except per share data)
Furniture rental
  revenue ..............  $38,555      $46,882      $53,707      $52,416
Furniture sales
  revenue ..............   10,214       11,226       10,900       10,249
Operating earnings .....    7,172        8,205       10,030       10,041
Income before
  income taxes .........    5,391        5,941        7,838        8,027
Net income .............    3,160        3,483        4,591        4,702
Earnings per
  common share .........  $   .27      $   .30      $   .35      $   .35


                                         Three months ended
                          ----------------------------------------------------
                          March 31,    June 30,   September 30,   December 31,
                            1995        1995          1995           1995
                          ----------------------------------------------------
                                  (in thousands except per share data)
Furniture rental
  revenue ...............  $33,815     $35,239     $36,354     $ 36,580
Furniture sales
  revenue ...............   10,316       9,288       9,137        8,580
Operating earnings ......    6,252       6,425       6,893        7,151
Income before
  income taxes
  and extraordinary
  loss ..................    2,107       2,226       2,675        3,796
Extraordinary loss,
  net of tax ............     --          --          --          4,143
Net income (loss) .......    1,195       1,273       1,539       (1,932)
Earnings per common
  share before
  extraordinary loss ....  $   .25     $   .26     $   .30     $    .29
Earnings (loss) per
  common share ..........  $   .25     $   .26     $   .30     $   (.17)

                                                                              27
              CORT Business Services Corporation and Subsidiaries
                          Independent Auditors Report


The Stockholders and Board of Directors
CORT Business Services Corporation and subsidiaries:

We have audited the accompanying consolidated balance sheets of CORT Business Services Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CORT Business Services Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                    KPMG Peat Marwick LLP

Washington, D.C.
February 14, 1997

              CORT Business Services Corporation and subsidiaries
                         Market for Common Stock of the
                  Registrant and Related Stockholders' Matters


Common Stock

The Company's Common Stock, par value $.01 per share (the Common Stock), commenced trading on the Nasdaq Stock Market on November 17, 1995 under the symbol "CORT". Prior to that date there was no established public trading market for the Common Stock. The Company delisted the Common Stock from the Nasdaq Stock Market on December 20, 1995 and the Common Stock commenced trading on the New York Stock Exchange under the symbol "CBS" on December 21, 1995. The following table sets forth, for the period indicated, the high and low sales prices of the Company's Common Stock as reported on each exchange.

1995                    Period                  High       Low
-----------------------------------------------------------------
Nasdaq                November 17-
                      December 20             $17 3/4     $13 1/4
New York
 Stock Exchange       December 21-
                      December 31              16 1/2      15 7/8


1996
New York
 Stock Exchange      1st Quarter               19 1/2      15 3/4
                     2nd Quarter               19 1/2      17
                     3rd Quarter               20 3/4      18 1/4
                     4th Quarter               22 7/8      19 3/4

Dividend Policy

The Company has not paid any cash dividends on its Common Stock to date. The payment of dividends, if any, in the future is within the discretion of the Board of the Directors and will depend on the Company's earnings, its capital requirements and financial condition. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and accordingly, the Board of Directors does not expect to declare or pay any dividends in the foreseeable future. In addition, as a holding company, the Company's ability to pay dividends is dependent on the receipt of dividends or advances from its wholly owned subsidiary, CFR. The Revolving Credit Facility and indenture governing the Senior Notes restricts the ability of CFR to make advances and pay dividends to the Company.

Holders

As of March 13, 1997, the Company had approximately 267 holders of record of its Common Stock. The Company believes there are in excess of 1,000 beneficial owners of its Common Stock.