Form 10-K, Exhibit 13
period 1997-12-31
CORT BUSINESS SERVICES CORP
filed 1998-03-31
CIK 905401

CORT BUSINESS SERVICES
1997 Annual Report








                                   Our people







                                                               ...our   strength

Office Furniture  Rental
National Accounts Program
Residential Furniture Rental


Retail
CORT BUSINESS SERVICES
Trade Show Furnishings


Internet & Relocation Services
Housewares Rental
Customized Product


FINANCIAL HIGHLIGHTS                                                                    TOTAL REVENUE
(dollars in thousands, except per share data)                                           (in millions)
                                                                                        Chart

Year ended December 31,                        1995         1996           1997
--------------------------------------------------------------------------------
Furniture rental revenue ................     $141,988     $191,560     $237,212
Furniture sales revenue .................       37,321       42,589       50,006
  Total revenue .........................      179,309      234,149      287,218
Gross profit ............................      129,156      171,984      211,327
Operating earnings ......................       26,721       35,448       46,308
Income before extraordinary loss ........        6,218       15,936       22,326        RENTAL REVENUE
  Per diluted share .....................         1.11         1.31         1.67        (in millions)
                                                                                        Chart
As of December 31,
--------------------------------------------------------------------------------
Total assets ............................     $173,722     $247,199     $277,841
Total debt ..............................       53,800       65,600       63,132
Stockholders' equity ....................       75,421      125,152      149,332


                                                                                        GROSS PROFIT
                                                                                        (in millions)
                                                                                        Chart
CORT TODAY

The Company is the largest,  and only national,  provider of high-quality office and residential rental furniture and related  accessories.  CORT meets the needs of  corporations,  corporate  employees,  small  businesses and  individuals for
temporary office,  residential and trade show furniture and furnishings.  CORT's        OPERATING EARNINGS
coast-to-coast  network,  covering  32  states  and the  District  of  Columbia,        (in millions)
includes 109 rental showrooms, 72 clearance centers and 72 distribution centers.        Chart
The Company's  business is operated  under the CORT  Furniture  Rental,  General
Furniture Leasing, CORT Furniture Rental Clearance Center, CORT Housewares, CORT
Trade Show Furnishings, CORT Special Projects and Relocation Central names.

TO OUR INVESTORS:



In 1997, CORT Business Services completed its best year ever.

CORT has now reported record revenues and operating earnings every year for the past five years. During this period, revenues have grown at a compounded annual rate of 22%, and operating earnings at 28%, even after making significant investments for the future. In 1997, CORT achieved increases in revenues and operating earnings of 23% and 31%, respectively. This strong and consistent performance confirms the soundness of our strategic plan.

Our impressive results reflect a variety of factors, including business demographics that favor CORT's type of corporate-oriented service; a sound and consistent operating strategy; investments in new markets and services with significant growth potential, and a management group that is the most experienced and innovative in the industry. As stockholders themselves, these managers are dedicated to building value for all investors.

These factors have been among the traditional reasons for our business success. But there is another important factor: our approximately 2,300 employees. They bring commitment, energy and enthusiasm to their jobs. Their performance enabled CORT to achieve results that met the criteria for inclusion in Forbes Magazine's most recent compilation of "America's 200 Best Small Companies."

In other highlights of an active and productive year, we:

o    Acquired businesses that moved us deeper into the trade show market.
o    Completed the integration of last year's Evans Rents acquisition.
o Established the Relocation Central web site as a value-added source of information for customers.
o    Expanded our distribution of Herman Miller office furniture systems.


As a result, CORT further solidified its role as the leader of the rent-to-rent furniture industry.

AN OUTSTANDING YEAR

Revenues for the year ended December 31, 1997 increased by 23%, to a record $287.2 million, from $234.1 million in 1996. Income performance was even more impressive. Operating earnings increased 31% to $46.3 million, from $35.4 million the year before. Net income was $22.3 million, equal to $1.67 per diluted share, compared with $15.9 million, or $1.31 per diluted share, one year ago. The percentage gains were 40% and 27%, respectively.

Operating margins, a key measurement of productivity, increased to 16.1% from 15.1% in 1996. This improvement reflects the consistent implementation of proven operating strategies; enhanced efficiencies from the successful integration of Evans Rents in California, and growth and improved productivity in startup operations.

This overall performance, to which so many CORT people contributed, met our goals for dynamic growth and enhanced investor values.

Our expansion program continues to be an important platform for growth and even stronger customer service. Late in 1997, we entered the Pittsburgh and Cleveland markets through acquisition. Earlier this year, we purchased another business that expands our presence in two other prime corporate areas--New Jersey and New York.

CORT is actively filling the remaining gaps in its national network. Within the past few years, through strategic acquisitions and startups, we also expanded in Los Angeles, San Francisco and other California cities, and entered new markets in Salt Lake City, UT, St. Louis, MO, Birmingham, AL, Portland, OR, Las Vegas, NV and New York City.

CORT has targeted the growing trade show furnishings business as a logical extension of its rental services. To significantly expand our ability to serve trade show exhibitors, and to quickly establish a broader national presence, CORT acquired three affiliated businesses early in 1997.

This multi-pronged expansion strategy is our gateway to untapped markets. It also provides access to established customer bases and creates opportunities for cross-selling of related services.

WHAT'S AHEAD

CORT plans to widen its leadership position in the highly fragmented rent-to-rent furniture industry. We intend to be a major consolidator in an industry where many undercapitalized entrepreneurs are candidates for consolidation.

For a focused, well managed company like ours, rent-to-rent offers the prospect of above-average returns and accelerated growth. We anticipate that an aggressive combination of geographically driven acquisitions, plus strong internal growth, will enhance our one-third market share.

Today, CORT is a quality organization. We have vast financial, operational and managerial resources, a world-class employee team and a proven growth strategy. We look to 1998 and beyond with confidence and enthusiasm.


Paul N. Arnold
President and Chief Executive Officer


In a fast-changing
environment, CORT
people make the
difference. They are
the reason for
our extraordinary
performance and our future
expectations.

Our people


CORT's business revolves
around people serving
people. Our people
pride themselves on
providing solutions
to customers'
furniture needs.

THE MARKET WE SERVE


CORT serves corporations, businesses of all sizes, and individuals. The corporate sector, which accounts for approximately 80% of our rental revenues, is experiencing another growth cycle. Strong corporate profits, appreciated stock prices and low interest rates are enabling corporations to make acquisitions, open facilities and build sales bases. This puts people in motion, as hirees, transferees, outside contractors or independent workers. They need office furniture and furnished living quarters. CORT is the only company that can meet these furniture rental needs throughout the United States.

This is why we have attracted customers like EDS, MCI, Warner Bros., TCI, ConAgra, TRANSAMERICA, Great West-Life Assurance, and Exxon Company USA.

The concept of renting rather than owning furniture appeals to both corporations and individuals with an eye on the bottom line. Among the other benefits are flexible lease lengths, immediate order fulfillment, extensive product choices and convenient one-stop shopping. This preference for renting has contributed to the increase in our monthly base rent of nearly $17.5 million at year end. Just five years ago, our monthly base rent was $6.3 million.

SERVING THE OFFICE MARKET

CORT rents a full line of branded, top quality furniture to businesses and entrepreneurs whose needs are immediate but temporary.

During periods of expansion or shifting needs, corporations require work space for task force teams, fully- furnished rooms for training classes and office suites for employees on temporary assignment. Flexibility is just as important to start-up companies, home businesses and entrepreneurial ventures.

Whether a company is a multinational giant or a small home-based business, CORT can provide customized plans to meet their furniture needs.

SERVING THE RESIDENTIAL MARKET

As computer and communications technology have fostered greater mobility, workers spend more time away from their home cities. They may be contract employees, members of consultant teams or task forces, corporate employees temporarily assigned to different locations for training or to handle special projects, or employees who are changing jobs or relocating.

For individuals who must forego the comforts of home, a pleasant and relaxing away-from-work environment is often a key to productivity. Corporate employers and employees are bypassing impersonal, cramped and expensive hotel rooms in favor of spacious fully-furnished apartments. CORT provides all the furniture, housewares and accessories needed to feel at home.


SERVING THE AFTERMARKET

CORT is able to generate income beyond the furniture rental stream. Customers can purchase previously rented furniture at any of our 72 clearance centers, at significant reductions from conventional retail pricing. Even at these discounted prices, we generally recover more than 100% of our original furniture costs.

Through the timely disposal of previously rented furniture, CORT maintains high quality standards in its 109 showrooms and its rental inventories. To prolong product life, we concentrate on styles that are attractive, durable and appeal to universal tastes.


HOW CORT IS PLANNING FOR THE FUTURE

One of CORT's most valuable qualities is our own capacity for change. We have a vast appetite for new ideas, approaches and concepts that help customers meet their business goals.

For example, one of our growth strategies has revolved around "incubator" businesses. These complement our core furniture rental activities, extend the CORT brand name, anticipate customers' evolving needs and create opportunities for cross selling. As these fledgling services mature, we are able to provide customers with yet another reason to do business with CORT.

In 1996, we focused our efforts to grow our housewares unit, which provides kitchen, bedroom and bathroom accessories. It is now approaching the status of a full-fledged business. We see the trade show and convention services business as a high-potential market. Some new initiatives work while others may fall short of expectations. But the cost of the occasional disappointment is modest while the winners return our investment many times over.

 ... our strength




             CORT people bring
             dedication, teamwork
             and a sense of
             empowerment to the
             implementation of a
             sound strategic plan.

PEOPLE-OUR KEY STRENGTH

CORT's   customers--the   nation's   manufacturing,    service   and   financial
companies--have experienced economic, social and infrastructural upheaval of great proportions.

CORT has successfully risen to this challenge. Not just because we had the right strategic plan...which we did, and not just because we had the resources to carry out our plan...which we did, and not just because we had the benefit of good luck and good timing...which we did.

Important as they are, these elements alone would not have been enough. What made it work was CORT people.

Our 700 local market sales consultants provide furniture solutions, complete with space planning and design assistance. They are also invaluable sources of information about neighborhoods, schools and other demographics important to a businessperson new to the area. A team of national account specialists, chosen for their professionalism and problem-solving ability, serves the rental needs of our largest, multi-location customers and coordinates local market efforts. Our team of 1,100 warehousing and distribution personnel oversee furniture deliveries that arrive on time, in quality condition. Our 200-person administrative staff of customer service, finance and quality control specialists is stationed in local markets so that customer needs can be met promptly.

Many employees, including most of our managers, began at entry levels and learned the business as they moved upward. Along the way, they acquired a feeling of shared accomplishment and team pride that is our most valuable asset today and into the future.

FINANCIAL REVIEW


Selected Consolidated Financial Data ......................................   10

Management's Discussion and Analysis of
  Financial Condition and Results of Operations ...........................   11

Consolidated Balance Sheets ...............................................   15

Consolidated Statements of Operations .....................................   16

Consolidated Statements of Stockholders' Equity ...........................   17

Consolidated Statements of Cash Flows .....................................   18

Notes to Consolidated Financial Statements ................................   19

Independent Auditors' Report ..............................................   27

Market for Common Stock of the Registrant and
  Related Stockholders' Matters ...........................................   28

SELECTED CONSOLIDATED FINANCIAL DATA(1)
(in thousands, except per share data)

              CORT BUSINESS SERVICES CORPORATION AND SUBSIDIARIES

                                          Predecessor                        CORT Business Services Corporation
                                          -----------   ----------------------------------------------------------------------------
                                              Three        Nine
                                             months       months
                                              ended        ended                               Year ended December 31,
                                            March 31,   December 31,   Combined    -------------------------------------------------
                                            ---------   ------------   --------
                                              1993        1993(2)      1993(2)       1994          1995        1996(3)        1997
                                              ----        -------      -------       ----          ----        -------        ----
Furniture rental revenue .................  $ 21,497     $ 79,002     $100,499     $130,026      $141,988     $191,560      $237,212
Furniture sales revenue ..................     6,228       21,846       28,074       34,534        37,321       42,589        50,006
                                               -----       ------       ------       ------        ------       ------        ------
  Total revenue ..........................    27,725      100,848      128,573      164,560       179,309      234,149       287,218
Furniture rental gross profit ............    17,451       63,318       80,769      104,255       114,038      154,602       191,578
Furniture sales gross profit .............     2,548        8,716       11,264       13,885        15,118       17,382        19,749
                                               -----        -----       ------       ------        ------       ------        ------
  Total gross profit .....................    19,999       72,034       92,033      118,140       129,156      171,984       211,327
Selling, general and
  administrative expenses ................    16,779       58,990       75,769       95,526       102,435      136,536       165,019
                                              ------       ------       ------       ------       -------      -------       -------
Operating earnings .......................     3,220       13,044       16,264       22,614       26,721        35,448        46,308
Interest expense(4) ......................       879        8,941        9,820       16,246        15,917        8,251         8,374
Income (loss) before
  extraordinary loss .....................     1,976        2,313        4,289        3,546         6,218       15,936        22,326
Net income (loss) ........................  $  1,976     $  2,313      $ 4,289      $ 3,546       $ 2,075     $ 15,936      $ 22,326
Earnings per common share
  before extraordinary loss(5) ...........                                          $  0.91       $  1.26     $   1.40      $   1.74
Earnings per common share before
  extraordinary loss--assuming dilution ..                                          $  0.85       $  1.11     $   1.31      $   1.67



As of December 31,                                                      1993         1994         1995         1996         1997
------------------                                                      ----         ----         ----         ----         ----
Total assets ....................................................     $169,777     $178,275      $173,722     $247,199      $277,841
Total debt ......................................................      120,269      123,645        53,800       65,600        63,132
Stockholders' equity ............................................        3,341        6,963        75,421      125,152       149,332

(1) The table above sets forth the selected consolidated financial data of the Company since its formation and acquisition of CORT Furniture Rental Corporation ("CFR" or "Predecessor") on March 31, 1993, and the selected financial data of CFR prior to the acquisition by the Company. The consolidated financial data of the Company as of and for the nine months ended December 31, 1993 and as of and for the years ended December 31, 1994, 1995, 1996 and 1997 have been derived from the consolidated financial statements of the Company. The financial data of CFR for the three months ended March 31, 1993 have been derived from the financial statements of CFR. The combined financial data for the year ended December 31, 1993 represent CFR information for the three months ended March 31, 1993 combined with information for the Company for the nine months ended December 31, 1993. The selected historical consolidated financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report.

(2) Income statement data for the nine months ended and combined year ended December 31, 1993 include the results of operations of General Furniture Leasing Company ("General Furniture") for the four months ended December 31, 1993. The September 1, 1993 acquisition of General Furniture was accounted for as a purchase business combination. Revenue of General Furniture for the four months ended December 31, 1993 was approximately $13,438,000.

(3) Income statement data for the year ended December 31, 1996 include the results of operations of Evans Rents from the date of acquisition, April 24, 1996. The acquisition of Evans Rents was accounted for as a purchase business combination. Revenue of Evans Rents for the period of April 25, 1996 through December 31, 1996 was approximately $22,500,000.

(4) Interest expense for the three months ended March 31, 1993 reflects the impact of a restructuring of CFR on June 30, 1992. Interest expense for the three months ended March 31, 1993 was recognized at an effective rate of 1.8% as a result of applying the accounting principles of a troubled debt restructuring.

(5) Earnings per common share before extraordinary loss is computed by dividing income before extraordinary loss by the weighted average number of shares of common stock outstanding during the year. In connection with the Company's initial public offering of common stock, the Company exchanged all subordinated debentures for 2,728,167 shares of common stock. For purposes of the computations of earnings per common share for 1994 and 1995, the Company has assumed that the exchange occurred as of January 1, 1994 for 2,090,591 shares of common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                             CORT BUSINESS SERVICES CORPORATION AND SUBSIDIARIES

The following information should be read together with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report (dollars in thousands, except per share data).


RESULTS OF OPERATIONS

CORT Business Services Corporation was formed on March 29, 1993 and contemporaneously acquired all of the stock of CORT Furniture Rental Corporation ("CFR") in a business combination accounted for using the purchase method. The Company is a holding company with no assets other than its investment in CFR. The following analysis compares the results of operations of the Company for the years ended December 31, 1995, 1996 and 1997. The following table sets forth, for the period indicated, certain income statement data as a percentage of total revenue, unless otherwise indicated.


                                        Year ended December 31,
                                      -----------------------------
                                      1995        1996        1997
                                      ----        ----        ----
Rental revenue .....................  79.2%       81.8%       82.6%
Sales revenue ......................  20.8        18.2        17.4
  Total revenue .................... 100.0       100.0       100.0
Cost of rental(1) ..................  19.7        19.3        19.2
Cost of sales(1) ...................  59.5        59.2        60.5
Gross margin .......................  72.0        73.4        73.6
Selling, general and
  administrative expenses ..........  57.1        58.3        57.5
Operating earnings .................  14.9        15.1        16.1
Interest ...........................   8.9         3.5         2.9
Income taxes .......................   2.6         4.8         5.4
Income before extraordinary loss ...   3.4%        6.8%        7.8%
Net income .........................   1.2%        6.8%        7.8%

------------

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

Cost of Furniture Rental. The primary component of cost of furniture rental is depreciation of rental furniture which is a noncash charge included in the statements of cash flows as a component of cash provided by operating activities. The Company depreciates most of its rental furniture on a declining-balance method over five years, with an estimated salvage value of 25% to 40% of original cost. The Company also records the net book value of other disposals, primarily inventory shrinkage, as a component of the cost of furniture rental revenue.

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


YEAR ENDED DECEMBER 31, 1997 AS COMPARED
TO YEAR ENDED DECEMBER 31, 1996

Revenue. Total revenue increased 22.7% to $287,218 in 1997 from $234,149 in 1996. Furniture rental revenue for the year was $237,212, a 23.8% increase from $191,560 in 1996. Rental revenue growth before the impact of acquisitions and merged markets is estimated to be approximately 13% which reflects growth in the number of leases as well as revenue per lease. Furniture sales increased 17.4% to $50,006 in 1997 from $42,589 in 1996. Excluding the impact of an unusually large corporate sale in the second quarter of 1997, furniture sales would have shown an increase of 13.3%. This increase reflects the Company's continued efforts to maintain the quality of its rental furniture line-up.

Gross Profit. Gross profit margin on total revenue increased to 73.6% for the year ended December 31, 1997 from 73.4% for the year ended December 31, 1996. The gross profit margin on furniture rental revenue was 80.8% in 1997 and 80.7% in 1996. Gross profit margin on furniture sales revenue decreased to 39.5% in 1997 from 40.8% in 1996. The gross profit margin on furniture sales revenue for 1997 would have been 40.1% without the unusually large corporate sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Selling, General and Administrative Expenses. Selling, general and administrative expenses totaled $165,019 or 57.5% of total revenue in 1997 as compared to $136,536 or 58.3% of total revenue in 1996. This percentage decrease is attributed to the efficiencies gained in California by integrating Evans Rents, as well as the growth and productivity of the startups the Company opened in prior years. In addition, 1996 included $425 of certain charges associated with duplicate showroom closings related to the acquisition of Evans Rents.

Operating Earnings. As a result of the changes in revenue, gross margin and selling, general and administrative expenses discussed above, operating earnings increased to $46,308, or 16.1% of total revenue in 1997 from $35,448, or 15.1% of total revenue in 1996.

Interest Expense, Net. Interest expense increased to $8,374 in 1997 from $8,251 in 1996.

Furniture Purchases. Furniture purchases totaled $76,010 in 1997, a decrease of 1.7% from the $77,323 purchased in 1996. Purchases in 1996 were significantly higher as the Company converted the Evans Rents business to the CORT furniture line. In 1997, furniture purchases supported normal growth and replenishment of furniture which has been sold or disposed.


YEAR ENDED DECEMBER 31, 1996 AS COMPARED
TO YEAR ENDED DECEMBER 31, 1995

Revenue. Total revenue increased 30.6% to $234,149 in 1996 from $179,309 in 1995. Furniture rental revenue for the year was $191,560, a 34.9% increase from $141,988 in 1995. Rental revenue growth before the impact of the acquisitions of Evans Rents and certain assets and liabilities of AFRA Enterprises, Inc. and Apartment Furniture Rental Associates ("AFR"), estimated by excluding all of the Company's California and New York operations, was approximately 17.0% which reflects growth in the number of leases as well as revenue per lease. Furniture sales increased 14.1% to $42,589 in 1996 from $37,321 in 1995. Excluding the impact of an unusually large corporate sale in the first quarter of 1995, furniture sales would have shown an increase of 18.6%. This increase in furniture sales is an effort of the Company to maintain a quality line-up of rental furniture.

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

Furniture Purchases. Furniture purchases totaled $77,323 in 1996, an increase of 46.8% from the $52,677 purchased in 1995. Approximately $10,000 of purchases is attributable to the acquisitions of Evans Rents and AFR and start-up operations in new markets. The remaining increase supports the growth in furniture rental revenue and replenishes furniture which has been sold or disposed.

                             CORT BUSINESS SERVICES CORPORATION AND SUBSIDIARIES


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements are for purchases of rental furniture. The Company purchases furniture throughout each year to replace furniture which has been sold and to maintain adequate levels of rental furniture to meet existing and new customer needs. Furniture purchases were $52,677, $77,323 and $76,010 in 1995, 1996 and 1997, respectively. As the
Company's growth strategies continue to be implemented, furniture purchases are expected to increase accordingly.

The Company's other capital requirements consist of purchases of property, plant and equipment, including leasehold improvements, warehouse and office equipment, standard programming enhancements and computer hardware necessary for installation of the management information system in additional districts. Net purchases of property, plant and equipment were $4,108, $5,652 and $7,638 in 1995, 1996 and 1997, respectively.

During 1995, 1996 and 1997, net cash provided by operations was $55,563, $78,374 and $100,639, respectively. During 1995, 1996 and 1997, net cash used in investing activities was $54,237, $122,927 and $100,665, respectively, consisting primarily of purchases of rental furniture and portfolio acquisitions and in 1996, the acquisitions of Evans Rents and AFR. During 1995, 1996 and 1997, net cash provided (used) by financing activities was ($14,108), $44,297 and ($97), respectively. In 1995, $36,995 was provided by the initial public offering, net of expenses, which was used along with other cash resources to pay off $50,000 of the Senior Notes. In 1996, $32,672 was provided by the public offering of common stock, net of expenses, which was used to repay indebtedness under the revolving credit facility primarily due to the acquisition of Evans Rents.

CFR entered into a revolving credit facility concurrently with the consummation of the Company's initial public offering in November 1995. The revolving credit facility provides a $70,000 line of credit, subject to certain borrowing base restrictions, to meet acquisition and expansion needs as well as seasonal working capital and general corporate requirements. In February 1998, the term of the revolving credit facility was extended from November 1998 to February 2002, the amount of credit increased to $75 million and the borrowing base restrictions were released. The revolving credit facility is no longer collateralized by substantially all of CFR's assets but does restrict the ability of CFR to pledge its assets as security. Borrowings under the revolving credit facility bear interest at a fluctuating rate based on, at the Company's option, either the lead lender's base rate or the London Interbank Offer Rate (LIBOR). The average interest rate paid by CFR during 1995, 1996, and 1997 on the revolving credit facility was 7.90%, 7.30% and 7.25%, respectively. A commitment fee calculated based upon the unused portion of the revolving credit facility is payable quarterly in arrears. The Company had $54,628 available under the revolving credit facility at December 31, 1997.

The net proceeds from the initial public offering of the Company, together with available cash and borrowings of $4,800 under the revolving credit facility were used to retire $50,000 in aggregate principal amount of the Senior Notes in 1995. The Company is required to make annual interest payments on the remaining $49,932 in aggregate principal amount of the Senior Notes outstanding totaling approximately $6,000 annually, payable on March 1 and September 1, in arrears. The Company will not be required to make principal repayments on the Senior Notes until maturity.

The revolving credit facility and indenture governing the Senior Notes restricts the ability of CFR to make advances and pay dividends to the Company.

The Company believes that future cash flows from operations, together with the borrowings available under the revolving credit facility will provide the Company with sufficient liquidity and financial resources to finance its growth and satisfy its working capital requirements through the term of the revolving credit facility. The Company may not be able to generate sufficient cash flows from operations to pay the entire principal amount of the remaining $49,932 of Senior Notes when due in September 2000. In such event, the Company intends to refinance such amount primarily through additional equity offerings or alternative forms

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


of debt financing. However, there can be no assurance that the Company will be able to obtain financing on acceptable terms.

The Internal Revenue Service ("IRS") has proposed the disallowance of certain deductions taken by Fairwood Corporation for a consolidated tax group of which CFR was previously a member (the "Former Group") through the year ended December 31, 1988. The IRS challenge includes the assertion that certain interest deductions taken by the Former Group should be recharacterized as non-deductible dividend distributions and that deductions for certain expenses related to the acquisition of Mohasco Corporation (now Consolidated Furniture Corporation ("Consolidated")), CFR's former shareholder, be disallowed. Under IRS regulations, the Company and each other member of the Former Group is severally liable for the full amount of any Federal income tax liability of the Former Group while CFR was a member of the Former Group, which could be as much as approximately $35 million for such periods (including interest through December 31, 1997). Under the agreement of sale for CFR, Consolidated agreed to indemnify the Company in full for any consolidated tax liability of the Former Group for the years during which CFR was a member of the Former Group. In addition, the Company may have rights of contribution against other members of the Former Group if the Company were required to pay more than its equitable share of any consolidated tax liability. Fairwood Corporation has indicated to the Company that it has tentatively reached an agreement in principle with the IRS Appeals Officer handling the case regarding a settlement of the principal issues in the case. A final settlement on that basis would be substantially less than the liability that would result from the proposed adjustments. The terms of such a tentative settlement are subject to further review by the IRS and by the Joint Committee on Taxation, and no assurance can be given that any settlement will be reached with the IRS. The Company is not in a position to determine the probable outcome and its impact on the Company's consolidated financial statements, if any.


NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("Statement 130"). Statement 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company is required to adopt the provisions of Statement 130 for the year ending December 31, 1998. Earlier application is permitted; however, upon adoption of Statement 130, CORT will be required to reclassify previously reported annual and interim financial statements. CORT believes that the disclosure of comprehensive income in accordance with the provisions of Statement 130 will impact the manner of presentation of its financial statements as currently and previously reported.


YEAR 2000 COMPLIANCE

The Company has evaluated the costs necessary to make its computer systems Year 2000 compliant. The bulk of these costs are expected to be incurred during 1998 and are not expected to have a material impact on the Company's cash flows, results of operations or financial condition.


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


FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report includes certain forward-looking statements as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements involve certain risks and uncertainties, including but not limited to acquisitions, additional financing requirements, development of new products and services, the effect of competitive products and pricing and the effect of general economic conditions, that could cause actual results to differ materially from those in such forward-looking statements.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)


                             CORT BUSINESS SERVICES CORPORATION AND SUBSIDIARIES


                                                                December 31,
                                                           ---------------------
                                                             1996          1997
                                                             ----          ----
ASSETS
Cash and cash equivalents ..............................   $    123     $     --
Accounts receivable, less allowance for
  doubtful accounts
  of $1,906 and $2,891 in 1996 and 1997,
  respectively .........................................     11,011       13,521
Prepaid expenses .......................................      4,224        4,127
Rental furniture, net (note 2) .........................    147,161      164,323
Property, plant and equipment, net (note 4) ............     35,667       38,777
Other receivables and assets, net (note 6) .............      3,815        3,183
Goodwill, net of accumulated amortization
  of $2,678 and $4,224 in 1996 and 1997,
  respectively (note 12) ...............................     45,198       53,910
                                                             ------       ------
                                                           $247,199     $277,841
                                                           ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable .......................................   $  4,157     $  5,551
Rental security deposits ...............................      7,184        7,978
Accrued expenses (note 10) .............................     27,491       27,936
Deferred rental revenue ................................      7,174        9,239
Long-term debt (note 6) ................................     65,600       63,132
Deferred income taxes (note 5) .........................     10,441       14,673
                                                             ------       ------
                                                            122,047      128,509
                                                            -------      -------

Commitments and contingencies
 (notes 5, 7 and 9)

Stockholders' equity (notes 3, 6, 8, and 11):
  Common stock, voting, $.01 par value,
    20,000,000 shares authorized, 12,674,381
    and 12,869,306 shares issued and outstanding .......        127          129
  Common stock, Class B, nonvoting, $.01 par
    value, 20,000,000 shares authorized, none
    issued and outstanding .............................         --           --
  Additional paid-in capital ...........................    101,155      103,007
  Retained earnings ....................................     23,870       46,196
                                                             ------       ------
       Total stockholders' equity ......................    125,152      149,332
                                                            -------      -------
                                                           $247,199     $277,841
                                                           ========     ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

CORT BUSINESS SERVICES CORPORATION AND SUBSIDIARIES


                                                    Year ended December 31,
                                                --------------------------------
                                                  1995        1996        1997
                                                  ----        ----        ----

Revenue:
  Furniture rental ...........................  $141,988    $191,560    $237,212
  Furniture sales ............................    37,321      42,589      50,006
                                                  ------      ------      ------
    Total revenue ............................   179,309     234,149     287,218
                                                 -------     -------     -------
Operating costs and expenses:
  Cost of furniture rental ...................    27,950      36,958      45,634
  Cost of furniture sales ....................    22,203      25,207      30,257
  Employee, delivery and advertising
    expenses .................................    72,379      95,204     114,674
  Occupancy, utilities and nonrental
    depreciation .............................    16,724      22,722      27,747
  Amortization of goodwill ...................       662         961       1,546
  Other operating expenses ...................    12,670      17,649      21,052
                                                  ------      ------      ------
    Total costs and expenses .................   152,588     198,701     240,910
                                                 -------     -------     -------
    Operating earnings .......................    26,721      35,448      46,308
Interest expense, net ........................    15,917       8,251       8,374
                                                  ------       -----       -----
    Income before income taxes and
     extraordinary loss ......................    10,804      27,197      37,934
Income tax expense (note 5) ..................     4,586      11,261      15,608
                                                   -----      ------      ------
    Income before extraordinary loss .........     6,218      15,936      22,326
Extraordinary loss on early retirement
  of debt, net of income tax benefit
  of $2,762 (notes 5 and 6) ..................     4,143          --          --
                                                   -----      ------      ------
    Net income ...............................  $  2,075    $ 15,936    $ 22,326
                                                ========    ========    ========
Earnings per common share before
  extraordinary loss (note 13) ...............  $   1.26    $   1.40    $   1.74
Extraordinary loss per common share ..........       .62          --          --
                                                --------    --------    --------
Earnings per common share ....................  $    .64    $   1.40    $   1.74
                                                ========    ========    ========
Weighted average number of common
  shares used in computation .................     6,688      11,416      12,804
                                                   -----      ------      ------
Earnings per common share before
  extraordinary loss--assuming dilution ......  $   1.11    $   1.31    $   1.67
Extraordinary loss per common
  share--assuming dilution ...................       .55          --          --
                                                --------    --------    --------
Earnings per common
  share--assuming dilution ...................  $    .56    $   1.31    $   1.67
                                                ========    ========    ========
Weighted average number of common
  shares used in computation--
  assuming dilution ..........................     7,578      12,144      13,378
                                                   -----      ------      ------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

                             CORT BUSINESS SERVICES CORPORATION AND SUBSIDIARIES


                                                  Additional                  Total
                                           Common   Paid-in    Retained   Stockholders'
                                            Stock   Capital    Earnings     Equity
                                            -----   -------    --------     ------
Balance, December 31, 1994 ..............$     42   $  1,062   $  5,859   $  6,963
  Net income ............................      --         --      2,075      2,075
  Issuance of common stock from public
    offering, net of expenses ...........      34     36,961         --     36,995
  Issuance of common stock from
    exercise of stock options ...........      --         32         --         32
  Issuance of common stock from
     exercise of warrants ...............       1         17         --         18
  Issuance of common stock in debt
    to equity exchange ..................      27     29,311         --     29,338
                                            -----     ------     ------     ------
Balance, December 31, 1995 ..............     104     67,383      7,934     75,421
                                            -----     ------      -----     ------
  Net income ............................      --         --     15,936     15,936
  Income tax benefit from stock
    options exercised ...................      --        571         --        571
  Issuance of common stock from
    public offering, net of expenses ....      19     32,653         --     32,672
  Issuance of common stock from
    exercise of stock options ...........       1        487         --        488
  Issuance of common stock from
    exercise of warrants ................       3         61         --         64
                                             ----    -------     ------    -------
Balance, December 31, 1996 ..............     127    101,155     23,870    125,152
                                             ----    -------     ------    -------
  Net income ............................      --         --     22,326     22,326
  Income tax benefit from stock
    options exercised ...................      --      1,177         --      1,177
  Issuance of common stock from
    exercise of stock options ...........       1        660         --        661
  Issuance of common stock from
    exercise of warrants ................       1         15         --         16
                                             ----   --------     ------    -------
Balance, December 31, 1997 ..............$    129   $103,007   $ 46,196   $149,332
                                         ========   ========   ========   ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

CORT BUSINESS SERVICES CORPORATION AND SUBSIDIARIES


                                                         Year ended December 31,
                                                    ----------------------------------
                                                       1995        1996         1997
                                                       ----        ----         ----
Cash flows from operating activities:
  Net income ..................................... $   2,075    $  15,936    $  22,326
  Proceeds of disposals of rental
   furniture in excess of gross profit ...........    21,455       24,118       27,697
  Adjustments to reconcile net income
   to net cash provided by operating activities:
    Extraordinary loss on early
     retirement of debt ..........................     4,143           --           --
    Depreciation and amortization:
      Rental furniture ...........................    19,551       26,887       33,704
      Other depreciation and amortization ........     2,601        3,804        4,871
      Goodwill ...................................       662          961        1,546
      Deferred financing fees ....................       729          698          726
      Discount on junior subordinated debentures .        65           --           --
    Rental furniture inventory shrinkage .........     1,838        2,261        3,567
    Deferred income taxes ........................     2,811        2,990        3,972
    Pay-in-kind interest converted to
     long-term debt ..............................     3,598           --           --
    Changes in assets and liabilities:
      Accounts receivable ........................      (547)      (2,795)        (364)
      Prepaid expenses ...........................      (998)          (8)         195
      Other receivables and assets ...............    (1,190)          27           83
      Accounts payable, accrued expenses
       and rental security deposits, net .........    (1,768)       1,746          262
      Deferred rental revenue ....................       538        1,749        2,054
                                                      ------        -----        -----
        Net cash provided by
         operating activities ....................    55,563       78,374      100,639
                                                      ------       ------      -------
Cash flows from investing activities:
  Purchases of rental furniture ..................   (52,677)     (77,323)     (76,010)
  Purchases of portfolio acquisitions ............    (1,476)      (2,790)     (16,851)
  Purchases of property, plant and equipment .....    (4,521)      (6,238)      (8,628)
  Sale of property, plant and equipment ..........       413          586          990
  Purchase of Evans Rents ........................        --      (27,778)          --
  Purchase of AFR ................................        --       (9,384)        (166)
  Purchase of short-term investments .............    (1,024)          --           --
  Sale of short-term investments .................     5,048           --           --
                                                       -----       ------        ------
        Net cash used in
         investing activities ....................   (54,237)    (122,927)    (100,665)

Cash flows from financing activities:
  Repayments of Senior Notes .....................   (50,287)        (573)         (68)
  Payments to retire Senior Notes ................    (4,998)          --           --
  Payment of deferred financing fees .............        --         (154)          --
  Proceeds from issuance of long-term debt .......       332           --           --
  Borrowings on the line of credit ...............     4,800       87,400       54,200
  Repayments on the line of credit ...............    (1,000)     (75,600)     (56,600)
  Issuance of common stock .......................    37,045       33,224          677
  Other ..........................................        --           --        1,694
                                                      ------       ------        -----
        Net cash provided (used) by
         financing activities ....................   (14,108)      44,297          (97)
                                                     -------       ------        ------
        Net increase (decrease) in
         cash and cash equivalents ...............   (12,782)        (256)        (123)
Cash and cash equivalents at
  beginning of year ..............................    13,161          379          123
                                                      ------       ------        ------
Cash and cash equivalents at end of year ......... $     379    $     123           --
                                                   =========    =========        ======
Supplemental disclosures of cash flow
 information:
Cash paid for:
  Interest ....................................... $  13,408    $   7,487    $   7,664
  Income taxes ...................................     2,161        8,089       11,626
Noncash financing activities:
  Tax benefit from exercise of stock options ..... $      --    $     571    $   1,177
  Tax benefit from exchange of debt for equity ...       741           --           --
  Exchange of debt for equity (note 6) ...........    28,597           --           --

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             CORT BUSINESS SERVICES CORPORATION AND SUBSIDIARIES


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


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation  and  Presentation

The consolidated financial statements as of December 31, 1996 and 1997, and for the years ended December 31, 1995, 1996 and 1997, include the accounts of CORT Business Services Corporation and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

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

(c) Rental Furniture

Rental furniture includes residential and office furniture which is rented to customers or is available for rental and/or sale and is recorded at the lower of depreciated cost or market value. Rental furniture is depreciated primarily on a declining-balance method over 3 to 6 years, with an estimated salvage value of 25 to 40 percent of original cost. Accumulated depreciation on rental furniture was $53,582,000 and $66,797,000 at December 31, 1996 and 1997, respectively.
Reserves for purchase options and shrinkage on rental furniture were $2,768,000 and $4,406,000 at December 31, 1996 and 1997, respectively. Furniture no longer meeting rental standards is held for sale.

Furniture rentals are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. Cost of furniture rental includes depreciation expense, inventory losses, repairs and maintenance, net book value of furniture sold under lease purchase options and costs of accessories.

Certain of CFR's leases include purchase options whereby the customer can receive title to the furniture upon satisfaction of certain conditions. Generally, these leases are short term and must be extended by the customer in order for the purchase option to apply.

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

(d) Property, Plant and Equipment

Property, plant and equipment is recorded at cost, or fair value if acquired through a purchase business combination. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings 50 years; major roof renovations 10 years; furniture, fixtures, machinery and equipment from 5 to 10 years; and leasehold improvements over the term of the related leases.

(e) Goodwill

The excess of purchase cost over the fair value of net assets acquired (goodwill) is amortized using the straight-line method over 20 to 40 years. The Company evaluates the recoverability of its goodwill annually. In making such evaluation, the Company compares certain financial indicators such as expected undiscounted future revenues and net cash flows to the carrying amount of goodwill. Impairment losses, if any, are measured as the excess of the carrying amount of goodwill over estimated fair market value.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and investments having a maturity of three months or less on the date of purchase. Cash and cash equivalents at December 31, 1996 consisted primarily of overnight repurchase funds.

(g) Rental Security Deposits

The Company may require a non-interest bearing security deposit of one month's rent based on the Company's evaluation of the credit worthiness of the customer. The security deposit is returned at the end of the lease provided that all lease terms have been satisfied.

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

(j) Deferred Financing Fees

Costs incurred with the issuance of long-term debt are capitalized and amortized over the term of the related debt using a method which approximates the effective interest method.

(k) Earnings Per Common Share

Earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the year. Earnings per common share--assuming dilution is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock and dilutive potential common stock. Dilutive securities are comprised entirely of stock options and warrants. The Company has no other potentially dilutive securities.

In connection with the Company's initial public offering of Common Stock, the Company exchanged CFR's 14% Senior Subordinated Pay-In-Kind Notes, the Company's 14.5% Subordinated Debentures, the Company's 15% Junior Subordinated Debentures, including the unamortized discount, and accrued interest on all such debentures for 2,728,167 shares of Common Stock. For purposes of the computations of earnings per common share for 1995, the Company has assumed that the exchange occurred as of January 1, 1994 for 2,090,591 shares of Common Stock.

(l) Advertising costs

Costs incurred for producing advertising are generally expensed when incurred. Costs of yellow pages and brochures are deferred and amortized over the period the material is in use. At December 31, 1996 and 1997, approximately $1,642,000 and $1,962,000 of deferred advertising expenses were reported in prepaid expenses. Advertising expenses were approximately $9,676,000, $10,983,000 and $12,632,000 for December 31, 1995, 1996 and 1997, respectively.

(3) PUBLIC OFFERINGS OF COMMON STOCK

In November 1995, the Company sold, through an underwritten initial public offering, 3,402,260 common shares at $12.00 per share. The net proceeds of approximately $36,995,000, net of associated underwriting discounts and other expenses of the offering, were used to retire a portion of the Senior Notes (see note 6).

In July 1996, the Company sold, through an underwritten public offering, 1,865,100 common shares at $18.75 per share. The net proceeds of approximately $32,672,000, net of associated underwriting discounts and other expenses of the offering, were used to repay indebtedness under the revolving credit facility primarily due to the acquisition of Evans Rents (see note 12).


(4) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

                                    December 31,    December 31,
                                        1996            1997
                                        ----            ----

Land and land improvements ..........  $ 7,003        $ 6,772
Buildings and improvements ..........   15,169         15,418
Machinery, equipment
  and computers .....................    9,142         12,500
Leasehold improvements ..............   11,515         14,657
Furniture and fixtures ..............    1,590          1,793
Other ...............................    1,371          2,391
                                         -----          -----
                                        45,790         53,531
Accumulated depreciation
  and amortization ...................  10,123         14,754
                                        ------         ------
                                       $35,667        $38,777
                                       =======        =======

(5) INCOME TAXES

Components of the expense for income taxes are summarized as follows (in thousands):

                            Year ended   Year ended   Year ended
                           December 31,  December 31, December 31,
                               1995         1996         1997
                               ----         ----         ----
Current:
  Federal ................    $ 1,257     $ 6,117      $ 9,037
  State and local ........        494       1,489        2,453
                                  ---       -----        -----
                                1,751       7,606       11,490
                                -----       -----       ------
Deferred:
  Federal ................      2,410       3,107        3,515
  State and local ........        425         548          603
                                  ---         ---          ---
                                2,835       3,655        4,118
                                -----       -----        -----
Total expense before
  extraordinary loss .....    $ 4,586     $11,261      $15,608
Income tax benefit from
  extraordinary loss on early
  retirement of debt .....     (2,762)         --           --
                               ------      ------       ------
Total income tax expense .    $ 1,824     $11,261      $15,608
                              =======     =======      =======

The difference between the actual expense for taxes and taxes computed at the Federal income tax rate of 34 percent in 1995, and 35 percent in 1996 and 1997 is summarized as follows (in thousands):

                            Year ended   Year ended    Year ended
                           December 31,  December 31,  December 31,
                               1995          1996        1997
                               ----          ----        ----
Tax expense computed
  at Federal rate ...........  $3,673     $ 9,519      $13,277
State and local taxes, net
  of Federal benefit ........     607       1,324        1,986
Effects of goodwill
  amortization ..............     225         336          395
Other, net ..................      81          82          (50)
                                -----      ------       ------
  Total expense before
    extraordinary loss ......  $4,586     $11,261      $15,608
                               ======     =======      =======


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                  December 31,    December 31,
                                                      1996            1997
                                                      ----            ----
Deferred tax assets:
  Accounts receivable, principally
    due  to allowance
    for doubtful accounts ......................   $   762        $ 1,156
  Compensated absences, principally
    due to accrual for financial
    reporting purposes .........................       748            845
  Deferred financing fees ......................       495            352
  Deferred rental revenue ......................     2,999          3,715
  Reserve for unfavorable operating
    lease and duplicate facilities .............     3,592          2,829
  Reserve for purchase options and
    shrinkage on rental property ...............     1,107          1,762
  Net operating loss carryforwards .............       600            205
  AMT credit carryforward ......................     3,388            394
  Other ........................................     1,396          1,836
                                                     -----          -----
    Total gross deferred tax assets ............    15,087         13,094
                                                    ------         ------
Deferred tax liabilities:
  Rental furniture, principally due
    to differences in depreciation .............    20,179         22,387
  Property, plant and equipment,
    principally due to differences
    in depreciation ............................     5,306          5,140
  Other ........................................        43            240
                                                    ------         ------
    Total gross deferred tax
      liabilities ..............................    25,528         27,767
                                                    ------         ------
    Net deferred tax liability .................   $10,441        $14,673
                                                   =======        =======


At December 31, 1997, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $500,000 which are available to offset future Federal taxable income, if any, through 2007. In addition, the Company has alternative minimum tax credit carryforwards of approximately $394,000 which are available to reduce future Federal regular income taxes, if any, over an indefinite period.

The Internal Revenue Service ("IRS") has proposed the disallowance of certain deductions taken by Fairwood Corporation for a consolidated tax group of which CFR was previously a member (the "Former Group") through the year ended December 31, 1988. The IRS challenge includes the assertion that certain interest deductions taken by the Former Group should be recharacterized as non-deductible dividend distributions and that deductions for certain expenses related to the acquisition of Mohasco Corporation (now Consolidated Furniture Corporation ("Consolidated")), CFR's former shareholder, be disallowed. Under IRS regulations, the Company and each other member of the Former Group is severally liable for the full amount of any Federal income tax liability of the Former Group while CFR was a member of the Former Group, which could be as much as approximately $35 million for such periods (including interest through December 31, 1997). Under the agreement of sale for CFR, Consolidated agreed to indemnify the Company in full for any consolidated tax liability of the Former Group for the years during which CFR was a member of the Former Group. In addition, the Company may have rights of contribution against other members of the Former Group if the Company were required to pay more than its equitable share of any consolidated tax liability. Fairwood Corporation has indicated to the Company that it has tentatively reached an agreement in principle with the IRS Appeals Officer handling the case regarding a settlement of the principal issues in the case. A final settlement on that basis would be substantially less than the liability that would result from the proposed adjustments. The terms of such a tentative settlement are subject to further review by the IRS and by the Joint Committee on Taxation, and no assurance can be given that any settlement will be reached with the IRS. The Company is not in a position to determine the probable outcome and its impact on the Company's consolidated financial statements, if any.

(6) LONG-TERM DEBT

The outstanding long-term debt was as follows (in thousands):

                                    December 31,    December 31,
                                        1996            1997
                                        ----            ----
Revolving credit facility ..........   $15,600        $13,200
Senior Notes .......................    50,000         49,932
                                        ------         ------
                                       $65,600        $63,132
                                       =======        =======


CFR entered into a revolving credit facility with a group of banks concurrently with the consummation of the initial public offering of the Company. The revolving credit facility, for which the Company is guarantor, provides a $70 million line of credit, subject to certain borrowing base restrictions, to meet acquisition and expansion needs as well as seasonal working capital and general corporate requirements. The revolving credit facility is collateralized by substantially all of CFR's assets. In February 1998,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


the term of the revolving credit facility was extended from November 1998 to February 2002, the amount of credit increased to $75 million and the borrowing base restrictions were released. The revolving credit facility is no longer collateralized by substantially all of CFR's assets but does restrict the ability of CFR to pledge its assets as security. Borrowings under the revolving credit facility bear interest at a fluctuating rate based on, at the Company's option, either the lead lender's base rate or the London Interbank Offer Rate (LIBOR). The average interest rate paid by CFR during 1995, 1996 and 1997 on the revolving credit facility was 7.90%, 7.30% and 7.25%, respectively. A commitment fee calculated based upon the unused portion of the revolving credit facility is payable quarterly in arrears.

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

As a result of the early retirement of the Senior Notes in 1995, the Company recognized a loss of $4,143,000, net of taxes, which has been reflected in the Company's consolidated statements of operations as an extraordinary loss for the year ended December 31, 1995. The extraordinary loss includes $4,600,000 of redemption premiums on the Senior Notes retirement, the write-off of approximately $1,907,000 of deferred financing fees and approximately $398,000 of other associated costs.

Contemporaneously with the initial public offering, CFR's 14% Senior Subordinated Pay-In-Kind Notes, the Company's 14.5% Subordinated Debentures and the Company's 15% Junior Sub-ordinated Debentures (collectively the "Debt Securities"), due to controlling and certain other stockholders of the Company, were exchanged for an aggregate of 2,728,167 shares of Common Stock, which represented all principal, accrued interest and unamortized discount of the Debt Securities. During the year ended December 31, 1995, the aggregate interest expense incurred on the Debt Securities was approximately $3,598,000, all of which was settled through the issuance of additional debentures.

The estimated fair value of the Company's consolidated long-term debt based on the quoted market price and other available information was approximately $71,100,000 and $68,100,000 at December 31, 1996 and 1997, respectively.

Other assets include debt issuance costs, net of accumulated amortization, of $1,990,000 and $1,264,000 at December 31, 1996 and 1997, respectively.


(7) EMPLOYEE BENEFIT PLANS

The Company maintains an investment and profit-sharing defined contribution retirement plan. All the Company's employees are eligible to participate after one year of service. The Company makes a 50 percent matching contribution on the first four percent of employee contributions to the plan. The Company may, at its discretion, make additional contributions based on the Company's performance. The aggregate plan contributions were approximately $940,000, $1,080,000, and $1,215,000 for the years ended December 31, 1995, 1996, and
1997, respectively.

The Company maintains a Supplemental Executive Retirement Plan ("SERP") for certain key present and former management executives. The SERP consists of both a defined benefit and a defined contribution plan. The annual costs of the plan were approximately $148,000, $119,000, and $152,000 for the years ended December 31, 1995, 1996, and 1997, respectively. The accrued, unfunded liability under the plan as of December 31, 1997 was not significant.

The Company has maintained an employee stock purchase plan, since July 1, 1997. All employees are eligible to participate in the plan after 90 days of service. The price of the shares purchased in the open market is the average price paid for all the shares purchased by the broker on the investment date. The Company assumes the cost of brokerage commissions and service charges for all purchases made under the plan. During 1997, 3,174 shares of Common Stock were purchased through the plan at an average price of $37.30 per share.


(8) STOCK OPTIONS

At December 31, 1997, the Company had four stock-based compensation plans, which were adopted by the Board of Directors and approved by the Company's stockholders. These plans are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, as all options have been granted at exercise prices equal to the fair market value as of the date of grant, no compensation cost has been recognized under these plans in the accompanying consolidated financial statements. Had compensation cost for the Company's four stock-based compensation plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per common share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                            Year ended    Year ended   Year ended
                           December 31,  December 31,  December 31,
                               1995          1996         1997
                               ----          ----         ----

Net income
  As reported ............... $2,075       $15,936      $22,326
  Pro forma ................. $1,697       $15,327      $21,461
Earnings per common share
  As reported ...............  $ .64        $ 1.40       $ 1.74
  Pro forma .................  $ .25        $ 1.34       $ 1.68
Earnings per common share
  assuming dilution
    As reported .............  $ .56        $ 1.31       $ 1.67
    Pro forma ...............  $ .22        $ 1.26       $ 1.60


The effects of compensation cost as determined under FASB Statement No. 123 on net income in 1995, 1996 and 1997 may not be representative of the effects on pro forma net income for future periods.

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

Contemporaneously with the initial public offering, all Debt Securities were exchanged for Common Stock (see note 6). There is no further obligation to purchase Debt Securities under the 1994 Plan.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995: dividend yield of 0%, expected volatility of 30%, risk-free interest rate of 7.63%, and expected life of six years.

1995 Stock-Based Incentive Compensation Plan

The 1995 Stock-Based Incentive Compensation Plan (the "1995 Plan") became effective on October 31, 1995. The 1995 Plan was amended in May 1997 to increase the number of stock options available for grant. The 1995 Plan provides for the granting of a maximum of 1,210,000 stock options to key employees of the Company. The shares granted under the 1995 Plan may be in the form of deferred stock, restricted stock, incentive stock options, non-qualified stock options or stock appreciation rights. All awards made in 1995, 1996 and 1997 were in the form of non-qualified stock options. The exercise price of an option under the 1995 Plan is equal to the fair market value of common stock on the date the option is granted. An option under the 1995 Plan vests over a three-year period and the expiration period may not exceed ten years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1995, 1996 and 1997 respectively: 0% dividend yield for all years; expected volatility of 30% for all years; risk-free interest rates of 5.65%, 6.29% and 6.25%; expected lives of four years, five years and six years, respectively.

1995 Directors Stock Option Plan

The 1995 Directors Stock Option Plan (the "1995 Director Plan") became effective on October 18, 1995. The 1995 Director Plan provided for the granting of a maximum of 50,000 stock options to non-employee directors of the Company. The 1995 Director Plan provided for automatic grants of options to purchase shares of Common Stock on November 16, 1995 and 1996. The option exercise price per share was equal to the fair market value of common stock on the date the option was granted. All options granted will be vested on November 16, 1998. The expiration period may not exceed ten years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1995 and 1996, respectively: 0% dividend yield for both years; expected volatility of 30% for both years; risk-free interest rates of 5.89% and 6.43%; and expected lives of seven years for both years.

1997 Directors Stock Option Plan

The 1997 Directors Stock Option Plan (the "1997 Director Plan") became effective on May 14, 1997. The 1997 Director Plan provides for the granting of a maximum of 50,000 stock options to non-employee directors of the Company. The 1997 Director Plan provides for automatic grants of options to purchase 2,000 shares of Common Stock for each of the Company's non-employee directors on the business day immediately following the Company's Annual Meeting of stockholders for calendar years 1997, 1998, 1999, 2000 and 2001. The option price per share is equal to the fair market value of common stock on the date the option is granted. An option under the 1997 Director Plan vests over a three-year period and the expiration period may not exceed ten years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997: 0% dividend yield; expected volatility of 30%; risk-free interest rate of 6.54% and expected life of seven years.

Stock Option Activity Summary
The following table summarizes the Company's stock option plans:

                                              1994 Plan             1995 Plan           1995 Directors Plan     1997 Directors Plan
------------------------------------------------------------------------------------------------------------------------------------
                                                   Weighted                 Weighted               Weighted                Weighted
                                        Shares      Average     Shares       Average    Shares      Average      Shares     Average
                                         Under     Exercise      Under      Exercise     Under      Exercise      Under     Exercise
                                        Option       Price      Option        Price     Option       Price       Option      Price
                                        --------------------------------------------------------------------------------------------
Outstanding at
  December 31, 1994 .................   435,838      $0.26           --         --          --          --          --         --
  Granted ...........................   245,794       1.10      439,800     $12.00      21,000      $12.00          --         --
  Exercised .........................   (37,977)      0.86           --         --          --          --          --         --
  Forfeited .........................   (16,099)      0.82           --         --          --          --          --         --
                                        -------      -----      -------     ------      ------      ------      ------     ------
Outstanding at
  December 31, 1995 .................   627,556      $0.57      439,800     $12.00      21,000      $12.00          --         --
  Granted ...........................        --         --      131,300      19.87      10,000       22.75          --         --
  Exercised .........................   (52,558)      0.33      (39,501)     12.00          --          --          --         --
  Forfeited .........................        --         --           --         --          --          --          --         --
                                        -------      -----      -------     ------      ------      ------      ------     ------
Outstanding at
  December 31, 1996 .................   574,998      $0.59      531,599     $13.94      31,000      $15.47          --         --
  Granted ...........................        --         --      106,500      25.68          --          --      10,000     $25.50
  Exercised .........................   (70,565)      0.55      (50,115)     12.55          --          --          --         --
  Forfeited .........................   (17,937)      0.79       (2,833)     18.31          --          --          --         --
                                        -------      -----      -------     ------      ------      ------      ------     ------
Outstanding at
  December 31, 1997 .................   486,496      $0.59      585,151     $16.18      31,000      $15.47      10,000     $25.50
                                        -------      -----      -------     ------      ------      ------      ------     ------
Options exercisable at:
  December 31, 1995 .................   627,556                      --                     --                      --
  December 31, 1996 .................   574,998                 120,280                  7,003                      --
  December 31, 1997 .................   486,496                 255,420                 19,002                      --

Weighted average fair value
  at date of grant of options
  granted during the year ended:
    December 31, 1995 ...............    $ 0.57                  $ 3.90                 $ 5.43                      --
    December 31, 1996 ...............        --                    7.58                  10.59                      --
    December 31, 1997 ...............        --                   11.01                     --                  $12.00

The following table summarizes information about the Company's stock options outstanding at December 31, 1997:

                                             Options Outstanding                                      Options Exercisable
                    ----------------------------------------------------------------------  ----------------------------------------
                                               Weighted Average
    Range of                                 Remaining Contractual     Weighted Average                             Weighted Average
 Exercise Prices      Number Outstanding         Life (years)           Exercise Price        Number Exercisable     Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
 $ 0.2587-1.0980            486,496                  6.45                   $ 0.59                  486,496              $ 0.59
           12.00            373,794                  7.88                    12.00                  228,794               12.00
    18.00- 22.75            252,357                  9.32                    22.65                   45,628               20.28
                          ---------                                                                 -------
                          1,112,647                                                                 760,918
                          ---------                                                                 -------

(9) RENTAL COMMITMENTS

The Company leases certain warehouse and showroom facilities and equipment. Future minimum lease payments at December 31, 1997 under all noncancelable operating leases are as follows (in thousands):

1998 ..............................................     $16,507
1999 ..............................................      15,698
2000 ..............................................      13,410
2001 ..............................................      11,594
2002 ..............................................       9,636
Thereafter ........................................      26,729
                                                         ------
  Total minimum lease payments ....................      93,574
Less sublease rentals .............................       1,929
                                                         ------
  Net minimum operating lease payments ............     $91,645
                                                        =======

Rental expense, net of sublease income, was approximately $9,177,000, $12,145,000 and $15,964,000 for the years ended December 31, 1995, 1996 and
1997, respectively, (including approximately $1,826,000, $2,460,000 and $3,880,000 for short-term vehicle leases).


(10) ACCRUED EXPENSES

Accrued expenses are comprised of (in thousands):

                                      December 31,   December 31,
                                          1996           1997
                                      ---------------------------
Accrued salaries, wages
  and incentives ..................... $ 6,301        $ 7,478
Accrued interest .....................   2,078          2,065
Accrued vacation .....................   1,871          2,113
Reserves for unfavorable operating
  lease and duplicate facilities ....    8,981          7,073
Accrued property, payroll, sales
  and use taxes .....................    1,971          2,350
Acquisition holdbacks ...............      846            887
Other accrued expenses ..............    5,443          5,970
                                         -----          -----
                                       $27,491        $27,936
                                       =======        =======


(11) WARRANTS TO PURCHASE COMMON STOCK

At December 31, 1996 and 1997, 908,410 and 433,800 warrants to purchase an aggregate of 148,070 and 75,915 shares of Common Stock, respectively, were outstanding. For the years ended December 31, 1996 and 1997, 1,853,790 and 474,610 warrants were exercised for an aggregate of 302,164 and 78,504 shares of the Common Stock, respectively. Each warrant is exercisable at a price of $.0345. The warrants are subject to certain anti-dilution provisions relating to future issuances of the Common Stock.


(12) ACQUISITIONS

Evans Rents
On April 24, 1996, the Company acquired Evans Rents, a provider of rental furniture in California, for approximately $27,778,000, including costs of acquisition, in a transaction accounted for as a purchase business combination. As such, the fair value of Evans Rents' assets and liabilities were recognized as of April 24, 1996, and the Company's results of operations include Evans Rents' operations subsequent to that date. The Company financed the acquisition of Evans Rents with borrowings under the revolving credit facility.

The fair value allocated to the identifiable assets and liabilities of Evans Rents was determined by independent appraisal. As part of the purchase price allocation, the Company recorded a reserve for estimated costs to be incurred in the consolidation of duplicate Evans Rents' facilities and termination of employment of certain members of Evans Rents' management who were not replaced. Based on the allocation of the purchase price to the net assets acquired, goodwill of approximately $14,220,000 was recorded. Such goodwill is being amortized on a straight-line basis over 40 years. The purchase price has been allocated as follows (in thousands):

Cash .................................................  $    25
Accounts receivable ..................................    1,967
Prepaid expenses and other assets ....................      182
Rental property ......................................   15,066
Property, plant and equipment ........................    1,932
Deferred income taxes ................................    2,600
Goodwill .............................................   14,220
Accounts payable and accrued expenses ................   (2,235)
Notes payable ........................................     (573)
Deferred revenue .....................................   (1,543)
Other liabilities, including reserves for duplicate
  facilities and employee severance ..................   (3,863)
                                                         ------
                                                        $27,778
                                                        =======


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

                                       Year ended      Year ended
                                       December 31,    December 31,
                                           1995            1996
                                 ----------------------------------------
                                 (in thousands, except per share amounts)
Total revenue ........................  $209,814        $244,069
Income before extraordinary loss .....     7,176          16,432
Earnings before extraordinary loss
  per common share .................... $   1.40        $   1.44
Weighted average number of shares
  used in computation .................    6,688          11,416
Earnings before extraordinary
  loss per common share--
  assuming dilution ................... $   1.24        $   1.35
Weighted average number of shares
  used in computation--
  assuming dilution ...................    7,578          12,144

AFR
On August 5, 1996, the Company acquired certain assets of AFR, a provider of rental furniture in the New York City metropolitan area, for $9,384,000, including costs of acquisition, in a transaction accounted for as a purchase business combination. Based on the allocation of the purchase price to the net assets acquired, goodwill of approximately $6,183,000 was recorded. Such goodwill is being amortized on a straight-line basis over 40 years.

Other Acquisitions
In 1997, the Company acquired certain assets of Alco Trade Show Services, Delta Furniture Rentals, Inc. and Integrity Furniture Inc. In addition, the Company acquired the stock of Levitt Investment Company and the McGregor Corporation. Each of these transactions were accounted for as a purchase business combination. Based on the allocation of the purchase price to the net assets acquired, a total of approximately $10,092,000 of goodwill was recorded. Such goodwill is being amortized on a straight line basis over 20-40 years.

(13) EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                  Year ended     Year ended     Year ended
                                 December 31,   December 31,   December 31,
                                     1995           1996           1997
                                     ----           ----           ----
                                  (in thousands, except per share amounts)
Income before
  extraordinary loss .............  $6,218        $15,936        $22,326
Increase in earnings, net
  of taxes, resulting from
  the Exchange of Common
  Stock (note 1) .................   2,200             --             --
                                     -----         ------         ------
Income applicable to common
  shares before
  extraordinary loss .............   8,418         15,936         22,326
Extraordinary loss,
  net of taxes ...................   4,143             --             --
                                     -----         ------         ------
Net income applicable to
  common shares ..................  $4,275        $15,936        $22,326
                                    ======        =======        =======
Weighted average shares
  outstanding ....................   6,688         11,416         12,804
Effect of dilutive securities:
  Stock options ..................     527            457            489
  Warrants .......................     363            271             85
                                     -----         ------         ------
Weighted average shares and
  assumed conversions ............   7,578         12,144         13,378
                                     =====         ======         ======
Earnings per common share
  before extraordinary loss ...... $  1.26       $   1.40       $   1.74
Extraordinary loss
  per share ......................    0.62             --             --
                                     -----         ------         ------
Earnings per common share ........ $  0.64       $   1.40       $   1.74
                                   =======       ========       ========
Earnings per common share
  before extraordinary loss--
  assuming dilution .............. $  1.11       $   1.31       $   1.67
Extraordinary loss per share--
  assuming dilution .............. $  0.55             --             --
                                     -----         ------         ------
Earnings per common share--
  assuming dilution .............. $  0.56       $   1.31       $   1.67
                                   =======       ========       ========

(14) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                 Three months ended
                                                            ------------------------------------------------------------------
                                                            March 31,         June 30,         September 30,      December 31,
                                                              1997              1997               1997               1997
                                                              ----              ----               ----               ----
                                                                       (in thousands, except per share amounts)
Furniture rental revenue ................................   $55,553           $59,679            $61,135            $60,845
Furniture sales revenue .................................    11,748            14,802             12,253             11,203
Operating earnings ......................................    10,411            11,743             12,103             12,051
Income before income taxes ..............................     8,426             9,490              9,978             10,040
Net income ..............................................     4,930             5,607              5,876              5,913
Earnings per common share ...............................   $   .39           $   .44            $   .46            $   .46
Earnings per common share--assuming dilution ............   $   .37           $   .42            $   .44            $   .44


                                                                                 Three months ended
                                                            ------------------------------------------------------------------
                                                            March 31,         June 30,         September 30,      December 31,
                                                              1996              1996               1996               1996
                                                              ----              ----               ----               ----
                                                                       (in thousands, except per share amounts)
Furniture rental revenue .................................  $38,555           $46,882            $53,707            $52,416
Furniture sales revenue ..................................   10,214            11,226             10,900             10,249
Operating earnings .......................................    7,172             8,205             10,030             10,041
Income before income taxes ...............................    5,391             5,941              7,838              8,027
Net income ...............................................    3,160             3,483              4,591              4,702
Earnings per common share ................................  $   .30           $   .33            $   .38            $   .37
Earnings per common share--assuming dilution .............  $   .28           $   .31            $   .36            $   .35


INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
CORT Business Services Corporation and subsidiaries:

We have audited the accompanying consolidated balance sheets of CORT Business Services Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CORT Business Services Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP


Washington, D.C.
February 13, 1998

  MARKET FOR COMMON STOCK OF THE REGISTRANT AND RELATED STOCKHOLDERS' MATTERS


COMMON STOCK

The Company's Common Stock, par value $.01 per share (the "Common Stock") trades on the New York Stock Exchange under the symbol "CBZ". The following table sets forth, for the period indicated, the high and low sales price per share of Common Stock.


                                    1996                   1997
                              ------------------------------------------
                               High      Low         High        Low
                              ------------------------------------------
1st Quarter ................  19 1/2    15 3/4      25 1/2      20 3/4
2nd Quarter ................  19 1/2    17          30 14/16    21 1/4
3rd Quarter ................  20 3/4    18 1/4      43 1/4      27 13/16
4th Quarter ................  22 7/8    19 3/4      41 6/16     32 7/16


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


HOLDERS

As of March 11, 1998, the Company had approximately 222 holders of record of its Common Stock. The Company believes there are in excess of 1,400 beneficial owners of its Common Stock.


CORT would like to express its appreciation to the following employees pictured in the Annual Report:

Rick Bell           Dwayne Elam         Sue Leslie          Britt Moser
Tony Bowden         Stacy Ford          Tom Mattingly       James Nichols
Yleana Cordoves     Brian Jones         Crystal McCormick   Bill Plasencia
Anthony D'Ali       Saundra Howell      Philip Miller       Sophie Ou
Lynda Decker        Peggy Krajewski     Charles Mitchell    Teri Waller


CORT BUSINESS SERVICES CORPORATION


DIRECTORS

Keith E. Alessi
Chairman, President & CEO
TeleSpectrum Worldwide Inc.

Paul N. Arnold
President & Chief
Executive Officer of
CORT Business
Services Corporation

Bruce C. Bruckmann         Officers of the Company: Front Row (left to right):  Victoria L. Stiles, Michael
Managing Director of       G. Connors,  Frances Ann Ziemniak;  Second Row (left to right):  Paul N. Arnold,
Bruckmann, Rosser,         Frank Martini,  Lloyd Lenson; Back Row (left to right): Charles M. Egan, Kenneth
Sherrill & Co., Inc.       W. Hemm, Anthony J. Bellerdine, Steven D. Jobes; Not pictured: Maureen C. Thune.

Michael A. Delaney
Managing Director of Citicorp
Venture Capital Ltd.

Charles M. Egan
Chairman of CORT Business
Services Corporation

Gregory B. Maffei
Chief Financial Officer
of Microsoft Corporation

James A. Urry
Vice President of Citicorp
Venture Capital Ltd.



OFFICERS                                   CORPORATE  DIRECTORY

Paul N. Arnold
President & Chief Executive Officer        CORPORATE LEGAL COUNSEL             CORPORATE HEADQUARTERS
                                           Dechert Price & Rhoads              4401 Fair Lakes Court
Anthony J. Bellerdine                      Philadelphia, PA                    Suite 300
Group Vice President                                                           Fairfax, VA 22033
                                           INDEPENDENT ACCOUNTANTS             703-968-8500
Michael G. Connors                         KPMG Peat Marwick LLP
Vice President--Real Estate                Washington, DC                      STOCKHOLDER INQUIRIES
                                                                               A copy of the annual report as filed
Charles M. Egan                            ANNUAL MEETING                      with the Securities and Exchange
Chairman                                   CORT Business Services              Commission on Form 10-K is
                                           Corporation's Annual Meeting of     available without charge, exclusive of
Kenneth W. Hemm                            Stockholders will be held on        exhibits, upon written request to:
Group Vice President                       Tuesday, May 12, 1998 at 2:00 p.m.    Vice President--Finance
                                           at the Holiday Inn Fair Oaks,         CORT Business Services Corporation
Steven D. Jobes                            11787 Lee Jackson Highway,            4401 Fair Lakes Court
Vice President--Marketing,                 Fairfax, VA 22033.                    Suite 300
Merchandising, Sales &                                                           Fairfax, VA 22033
National Accounts                          REGISTRAR AND TRANSFER AGENT          FAX: 703-968-8503
                                           American Stock Transfer &
Lloyd Lenson                               Trust Company
Group Vice President                       40 Wall Street                      Designed by Curran & Connors, Inc.
                                           New York, NY 10005
Frank Martini
Group Vice President

Victoria L. Stiles
Vice President--Human Resources &
Corporate Risk Management

Maureen C. Thune
Controller & Assistant Secretary

Frances  Ann  Ziemniak  Vice  President--Finance,
Chief  Financial  Officer and Secretary

America's
National Furniture
Rental  Company\tm


One hundred nine showrooms serving the following metropolitan areas:

o Birmingham, AL                  o Orlando, FL                 o St. Paul, MN                  o Portland, OR
o Huntsville, AL                  o Pensacola, FL               o St. Louis, MO                 o Philadelphia, PA
o Little Rock, AR                 o Tampa, FL                   o Charlotte, NC                 o Pittsburgh, PA
o Phoenix, AZ                     o Atlanta, GA                 o Durham, NC                    o Memphis, TN
o Los Angeles, CA                 o Chicago, IL                 o Raleigh, NC                   o Nashville, TN
o Orange County, CA               o Indianapolis, IN            o Newark, NJ                    o Austin, TX
o Sacramento, CA                  o Kansas City, KS             o Albuquerque, NM               o Corpus Christi, TX
o San Diego, CA                   o Lexington, KY               o Las Vegas, NV                 o Dallas, TX
o San Francisco, CA               o Louisville, KY              o New York, NY                  o El Paso, TX
o San Jose, CA                    o Baton Rouge, LA             o Westchester County, NY        o Ft. Worth, TX
o Denver, CO                      o Lafayette, LA               o Cincinnati, OH                o Houston, TX
o Washington, DC                  o New Orleans, LA             o Cleveland, OH                 o San Antonio, TX
o Wilmington, DE                  o Boston, MA                  o Columbus, OH                  o Salt Lake City, UT
o Clearwater, FL                  o Baltimore, MD               o Dayton, OH                    o Richmond, VA
o Ft. Lauderdale, FL              o Detroit, MI                 o Oklahoma City, OK             o Virginia Beach, VA
o Jacksonville, FL                o Minneapolis, MN             o Tulsa, OK                     o Seattle, WA
o Miami, FL


            4401 Fair Lakes Court, Suite 300, Fairfax, Virginia 22033
                              Phone: 1-800-962-CORT
                    Internet Address: http://www.CORTI.com