Form 10-K, Exhibit 13
period 1998-12-31
CORT BUSINESS SERVICES CORP
filed 1999-04-01
CIK 905401

[CORT LOGO]


                               1998 Annual Report







              Furnishing
              Solutions
              for the
              Professional
              World

CORT Today
CORT Business Services Corporation is the largest, and only national, provider of high-quality office and residential rental furniture and related accessories. The Company provides corporations, small businesses and individuals with temporary office, residential and trade show furniture and furnishings. CORT's national network, embracing 32 states and the District of Columbia, includes 119 rental showrooms, 83 furniture clearance centers and 75 distribution centers. The Company's operational brand names include: CORT Furniture Rental, CORT/Instant
Furniture Rental, General Furniture Leasing,
CORT Furniture Rental Clearance Center,
CORT Housewares, CORT Trade Show
Furnishings and Relocation Central.


Furnishing Solutions for
                  the Professional World

o Office Furniture Rental
o Residental Furniture Rental
o Retail Sales
o Internet 7 Relocation Services
o Housewares Rental
o Trade Show Furnishings
o Customitzed Product
o National Accounts Program

                              Financial Highlights

                  (dollars in thousands, except per share data)

Year ended December 31,                          1996        1997         1998
-----------------------                          ----        ----         ----
Furniture rental revenue ................     $191,560     $237,212     $265,871
Furniture sales revenue .................       42,589       50,006       53,093
  Total revenue .........................      234,149      287,218      318,964
Gross profit ............................      171,984      211,327      238,747
Operating earnings ......................       35,448       46,308       52,647
Income before extraordinary loss ........       15,936       22,326       25,903
  Per diluted share .....................         1.31         1.67         1.92

As of December 31,
------------------
Total assets ............................     $247,199     $277,841     $332,896
Total debt ..............................       65,600       63,132       90,800
Stockholders' equity ....................      125,152      149,332      175,662


     Total              Rental               Gross               Operating
    Revenue             Revenue              Profit              Earnings
(in millions)        (in millions)        (in millions)        (in millions)

     chart               chart               chart                 chart

                               To Our Investors:

Once again, I am pleased to begin my report on a note of achievement and optimism.

     As  a  new  century  approaches,   CORT's  financial,   organizational  and
managerial resources make it very well positioned for continued growth. Our strengths include a proven and consistent strategic plan, a dominant position in a dynamic market, and an experienced management team committed to enhancing value for all investors.

     In addition, we continue to make significant infrastructure investments that will serve us well in the future. One notable step is the funding of high-potential incubator businesses that complement our core rental operations. Another is our Internet presence, which consists of relocationcentral.com, a web site that provides local market information for transferring business people, and CORT1.com, an increasingly important sales, marketing and service channel for on-line information about CORT products and services.

     CORT is truly furnishing solutions for growth in the professional world as few other companies can.

     CORT was one of the first participants in the rent-to-rent furniture industry. Other early entrants have not progressed much further than renting furniture and furnishings for the apartments of individual customers. But CORT saw an opportunity to support the growth of the American business infrastructure--from home-based offices to Main Street businesses to regional companies to global corporations, along with the away-from-home residences of corporate employees. Today, as the largest company and most active consolidator in a highly fragmented industry, CORT's early vision is paying off.

               [reverse  insert]
               "CORT saw an
               opportunity to
               support the
               growth of the
               American business
               infrasturcture."

A Year Of Steady Progress

     Revenues for the year ended December 31, 1998 rose 11.1% to $319.0 million, a new record, from $287.2 million in 1997. Operating income of $52.6 million increased 13.7% from $46.3 million the year before. Income before an extraordinary loss rose to $25.9 million, or $1.92 per diluted share, from $22.3 million, or $1.67 per diluted share, a year ago. CORT's operating margin of 16.5% rose from 16.1% in 1997. This productivity yardstick is one of the best in the rent-to-rent furniture industry.

     In September, CORT redeemed the remaining $49.9 million principal of its 12% senior notes at 107% of the principal amount of each note. Accordingly, the Company recognized an extraordinary loss of $2.5 million: primarily the premium paid to noteholders, net of the associated tax benefits. Early retirement of the senior notes replaces high cost debt with lower cost debt and strengthens our financial position for the future.

     The sole discordant note in an otherwise robust and productive year was a slowing of our traditional rate of growth in core rental revenues, which exclude acquisitions and trade show operations. To address this situation, we plan to aggressively pursue market share in key segments and introduce new sales enhancement programs. In addition, we realigned our management structure to place our senior managers closer to business opportunities in local markets. These measures should lead to a higher rate of revenue growth and energize the Company for long-term quality performance.

     In addition to these initiatives, CORT will continue its expansion program. External growth reinforces our position as the only national company in our industry, builds brand equity and embellishes our reputation for superior customer service. Expansion, through a combination of internal investments and acquisitions, is central to our strategy for sustained, above-average growth.

Acquisitions  Continue

     Since the beginning of 1998, we acquired four furniture rental companies with total annualized revenues of approximately $30 million. We also purchased a trade show furnishings business, taking us deeper into an important market sector.

     The  acquired  rental  businesses--IS  Furniture  Rental  Corp.,  Furniture
Rentors of America, Inc., Instant Interiors Corporation and Alco Furniture Rental Co.--give us additional presence in the important Northeast Corridor and the growing Midwest.

     In addition to expanding our geographic reach, the Instant Interiors acquisition also provides a centralized distribution format that is cost-effective in serving large geographic areas containing many smaller cities. This template will be valuable as we expand outward from major business centers.

     The ability to offer customers a national presence is a vital part of our business plan. Corporate customers, who account for approximately 80% of our rental revenue, require a degree of reach, responsiveness and product breadth only CORT can provide. Customers also prefer a single point of contact available through a national accounts program like ours.

     This  ability  to meet  big-company  needs  has  attracted  customers  like
Andersen Consulting, EDS, Exxon Corporation, The Great-West Life Assurance Company, PepsiCo Inc., Sprint and Universal Studios. Concurrently, CORT serves middle market, small and start-up companies, and meets an array of residential needs. This is the professional world of today, and CORT is furnishing it.

The New Millennium

     We are very confident about the strength of our core businesses, and we have the ability to take advantage of new opportunities. All the elements needed for progress--forward momentum, investments in our infrastructure, a tested strategic plan and a focused and motivated employee team--are in place. With the support of our customers, directors, employees and managers, we approach the future with confidence.


/s/   Paul N. Arnold
-------------------------------------------
      Paul N. Arnold
      President and Chief Executive Officer

                     Furnishing Support for Business Growth

     The growth-oriented business arena of today and tomorrow is a world of people on the move: To consulting assignments, training sessions, outsource projects, relocation sites. From corporate headquarters to divisions, subsidiaries, sales offices, manufacturing sites, distribution centers, research facilities.

     Each move sets up needs for fully furnished work and living environments. Only CORT can provide so broad a range of office and residential furniture and furnishings to meet customers' duration, location, quantity and budget needs.

     Beginning early in this decade, the world shrank, time compressed and borders dissolved. In response, corporations abandoned traditional notions of how the workplace should be structured. Corporations found that mobility and flexibility, properly harnessed, could be potent tools in the search for new markets, increased productivity, higher profitability and faster growth. This led to re-engineering, downsizing and outsourcing. It led, in sum, to a world of changing values.

     Fortunately, CORT's culture embraces flexibility and adaptability. We operate with a sense that the needs of our customers will be different tomorrow. This challenge is one we are continuously prepared to meet.

A View Of The New World

     Business people are adaptable and comfortable with change: Temporary employees, hired for a week, stay for a year. Project teams "parachute in" to solve problems and put out fires. Consultants remain continuously on site to implement solutions and troubleshoot systems. Employees "telecommute" from furnished home offices and work out of satellite office "hotels."

     Business tools are revolutionizing communications, data management and information exchange--the new foundations of industry. Cell phones the size of a playing card reach anywhere in the world; handheld computer devices send and receive faxes and e-mail; laptop computers more powerful than mainframes access multiple databases and workgroups and turn any airport, automobile or hotel room into a virtual office.

     Home offices become  functional,  efficient and  technologically  advanced:
Working in comfortable, familiar surroundings, entrepreneurs find an environment that supports their creativity and helps them bring imaginative new ideas to life.

     These changes have enormous implications for the rental of CORT products and services.

              [reverse insert with picture]
              "CORT is the com-
              pany best able to
              meet a customer's
              preferences in
              office furniture
              and furnishings for
              living quarters."

     For example, approximately 12 million new white-collar jobs were created between 1984 and 1994, and the Bureau of Labor Statistics predicts a comparable number of new jobs by 2005. Similarly, when CORT was founded in 1972, outsourcing, as a concept, barely existed. Today, many jobs are filled by contract workers rather than corporate employees. Outsourcing has become an important driver of our business and exemplifies the changes sweeping through our customer base.

At CORT, one rental order
has incredible potential:

Office
[picture]

National Accounts
[picture]

Trade Shows
[picture]

Internet
[picture]

Offering More Services
to Out Custoemrs:

Home
[picture]

Retail
[picture]

Housewares
[picture]

Relocation
[picture]

                         Meeting the Needs of Customers


CORT's customers include corporations, businesses of all sizes, individuals and apartment communities that meet relocation needs. Large or small, customers expect high quality and reasonable cost in the office and residential furniture and furnishings they rent, and value, service and responsiveness from the resource they use. CORT best meets those needs, standards and expectations.

     Corporations now prefer to rent furniture for many of the same reasons they lease automobiles, business aircraft, office machines, capital equipment and other items: Conservation of capital, costs tailored to every budget, flexible lease lengths, extensive product choices, one-stop shopping, rapid order fulfillment and, increasingly, the convenience of electronically accessed information.

     Ours is truly a business built on understanding and responding to the customer.

In The Office Market, Flexibility
Is The Key

     CORT rents a full line of branded, top-quality furniture that meets temporary needs, whether short- or long-term, in any type or size business.

     Our customers include start-up companies, businesses that are expanding or transferring personnel from one site to another, and organizations establishing temporary offices to accommodate contract employees, special project teams, task forces, consultant groups, visiting auditors, outside inspection teams, summer interns and training classes.

     Movement in the workplace is a result of white-collar job creation, corporate re-engineering and outsourcing. These factors and a growing preference for renting over buying to conserve cash are key dynamics driving the rent-to-rent furniture industry.

In The Residential Market, Comfort Counts

     The furniture and furnishings needs of businesspeople away from home--as so many are so often--don't end at the close of the workday. Being productive and energetic during the day requires a comfortable environment at night and on weekends. Hotels and motels are often expensive and lack the comforts of home.

     But this sector of our customer base is composed of workers with choices. And they are choosing to rent comfortable, cost-efficient apartments for intervals ranging from a few months to a year or more. Once an apartment is rented, CORT handles the rest, from the furniture in the living room and bedrooms down to the smallest housewares and accessories. When CORT is finished, a house has become a home.

In The Aftermarket, Recovering Costs

     CORT's ability to generate revenues from furniture does not end with rentals. By visiting a CORT furniture clearance center, customers can purchase previously rented furniture at prices significantly below conventional retail stores.

              [reverse insert with picture]
              "CORT welcomes
              new ideas and
              opportunities
              that can draw
              us closer to cus-
              tomers through
              established and
              new businesses."

     By the time a furniture item goes on sale in a clearance center, it has been rented an average of three times in about three years. The item is still stylish and attractive and represents excellent value to the buyer. CORT's direct furniture investment is fully recovered through clearance center sales. In addition to incremental revenue generation, clearance center sales enable us to maintain the showroom quality of our rental products.

                   Reaching More Customers with More Services

New Sources Of Growth

As  a  resourceful  and  innovative   company,   CORT  welcomes  new  ideas  and
opportunities that project our business identity and draw us closer to present and potential customers.

     Ironically, some of our most noteworthy success comes not from change, but from consistency. In the traditional rent-to-rent segment of our business, for example, we have followed the same game plan for years and now have nearly twice the market share of our closest competitor. We intend to implement our proven strategic plan with even greater energy and precision.

     Even as we keep up the pressure in the traditional furniture rental market, we seek new avenues of growth from related areas.

     For example, we continue to invest in "incubator" businesses. These augment our basic furniture rental activities by introducing new products and services with high customer appeal.

     Our  housewares  unit,  which  provides   kitchen,   bedroom  and  bathroom
accessories, was begun on an extremely modest investment. This unit has now achieved a strategic importance consistent with a full-fledged business.

     The CORT Trade Show Furnishings Division also began as an incubator business. Trade shows, conventions and special events figure prominently in a corporate marketing mix. CORT provides the display and workspace furniture, plus "quiet room" furnishings, which make conventions such effective sales environments.

     The rapid growth of this unit has been supplemented by acquisitions, the most recent of which was the purchase of the trade show furnishings business of Aaron Rents, Inc. This strengthens our existing activities in Las Vegas, Chicago, Dallas, Orlando, Atlanta, New York, Los Angeles and San Francisco.

     The trade show business shows signs of becoming CORT's next breakthrough success.

     While not an incubator business in the traditional sense, CORT's growing and increasingly sophisticated use of the Internet illustrates how quickly we can turn opportunity to our advantage.

     We operate two Internet addresses: relocationcentral.com is aimed at relocating employees through corporate human resources departments--an important part of our customer base. It provides updated newcomer information about housing and apartment availabilities, schools, taxes, transportation and recreational and cultural activities in many cities. The other, CORT1.com, provides visitors with a showroom locator and an on-line catalog that can be used to shop for CORT products and services.

              www.relocationcentral.com
              [picture]


              www.CORT1.com
              [picture]

                      CORT Business Services and Subsidary
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


                      CORT Business Services and Subsidary
                      Selected Consolidated Financial Data
                     (in thousands, except per share data)

                                                                         Year ended December 31,
                                                          ----------------------------------------------------
                                                             1994      1995      1996(1)     1997       1998
                                                             ----      ----      -------     ----       ----
Furniture rental revenue ..............................   $130,026   $141,988   $191,560   $237,212   $265,871
Furniture sales revenue ...............................     34,534     37,321     42,589     50,006     53,093
                                                          --------   --------   --------   --------   --------
  Total revenue .......................................    164,560    179,309    234,149    287,218    318,964
Furniture rental gross profit .........................    104,255    114,038    154,602    191,578    218,008
Furniture sales gross profit ..........................     13,885     15,118     17,382     19,749     20,739
                                                          --------   --------   --------   --------   --------
  Total gross profit ..................................    118,140    129,156    171,984    211,327    238,747
Selling, general and administrative expenses...........     95,526    102,435    136,536    165,019    186,100
                                                          --------   --------   --------   --------   --------
Operating earnings ....................................     22,614     26,721     35,448     46,308     52,647
Interest expense, net .................................     16,246     15,917      8,251      8,374      7,837
Income (loss) before extraordinary loss ...............      3,546      6,218     15,936     22,326     25,903
Net income (loss) .....................................   $  3,546   $  2,075   $ 15,936   $ 22,326   $ 23,395
Earnings per common share  before extraordinary loss(2)   $   0.91   $   1.26   $   1.40   $   1.74   $   1.99
Earnings per common share before  extraordinary
 loss--assuming dilution(2) ...........................   $   0.85   $   1.11   $   1.31   $   1.67   $   1.92



As of December 31,                                          1994       1995       1996       1997       1998
------------------                                          ----       ----       ----       ----       ----
Total assets...........................................   $178,275   $173,722   $247,199   $277,841   $332,896
Total debt.............................................    123,645     53,800     65,600     63,132     90,800
Stockholders' equity...................................      6,963     75,421    125,152    149,332    175,662

--------------

(1) Income statement data for the year ended December 31, 1996 include the results of operations of Evans Rents from the date of acquisition, April 24, 1996. The acquisition of Evans Rents was accounted for as a purchase business combination. Revenue of Evans Rents for the period of April 25, 1996 through December 31, 1996 was approximately $22,500,000.

(2) Earnings per common share before extraordinary loss is computed by dividing income before extraordinary loss by the weighted average number of shares of common stock outstanding during the year. In connection with the Company's initial public offering of common stock, the Company exchanged all subordinated debentures for 2,728,167 shares of common stock. For purposes of the computations of earnings per common share for 1994 and 1995, the Company has assumed that the exchange occurred as of January 1, 1994 for 2,090,591 shares of common stock.

                      CORT Business Services and Subsidary
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

The following information should be read together with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report (dollars in thousands, except per share data).

Results of Operations

CORT Business Services Corporation ("the Company") is a holding company with no assets other than its investment in CORT Furniture Rental Corporation ("CFR"). The following analysis compares the results of operations of the Company for the years ended December 31, 1996, 1997 and 1998. The following table sets forth, for the periods indicated, certain income statement data as a percentage of total revenue, unless otherwise indicated.


                                                      Year ended December 31,
                                                  ------------------------------
                                                   1996        1997        1998
                                                   ----        ----        ----
Rental revenue .............................       81.8%       82.6%       83.4%
Sales revenue ..............................       18.2        17.4        16.6
                                                  -----       -----       -----
  Total revenue ............................      100.0       100.0       100.0
Cost of rental(1) ..........................       19.3        19.2        18.0
Cost of sales(1) ...........................       59.2        60.5        60.9
Gross profit margin ........................       73.4        73.6        74.9
Selling, general and
  administrative expenses ..................       58.3        57.5        58.4
                                                  -----       -----       -----
Operating earnings .........................       15.1        16.1        16.5
Interest expense, net ......................        3.5         2.9         2.5
Income taxes ...............................        4.8         5.4         5.9
                                                  -----       -----       -----
Income before extraordinary loss ...........        6.8%        7.8%        8.1%
Net income .................................        6.8%        7.8%        7.3%

-------------

(1) Cost of rental is calculated as a percentage of rental revenue. Cost of sales is calculated as a percentage of sales revenue.

Components of Operating Earnings

Revenue. Substantially all of the Company's revenue is derived from base rent and fees from its outstanding furniture leases and from the sale of rental furniture. Furniture rental revenue is recognized in the month in which it is due.

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

Selling, General and Administrative Expenses. Selling, general and administrative expenses include employee, delivery, advertising, occupancy, utilities and other operating expenses, non-rental depreciation, and amortization of goodwill.

YEAR ENDED DECEMBER 31, 1998
AS COMPARED TO YEAR ENDED DECEMBER 31, 1997

Revenue. Total revenue increased 11.1% to $318,964 in 1998 from $287,218 in 1997. Furniture rental revenue for the year was $265,871, a 12.1% increase from $237,212 in 1997. Rental revenue growth before the impact of acquisitions, trade show operations and merged markets was approximately 5% which reflects growth in the number of leases as well as revenue per lease. Furniture sales increased 6.2% to $53,093 in 1998 from $50,006 in 1997. Excluding the impact of an unusually large corporate sale in the second quarter of 1997, furniture sales would have shown an increase of 10.1%. This increase reflects the Company's continued efforts to maintain the quality of its rental furniture line-up.

Gross Profit. Gross profit margin on total revenue increased to 74.9% for the year ended December 31, 1998 from 73.6% for the year ended December 31, 1997. The gross profit margin on furniture rental revenue increased to 82.0% in 1998 from 80.8% in 1997. This improvement is primarily attributed to the expansion of CORT's housewares business, a reduction in depreciation as a percent of revenue and improvements in inventory control from the continued installation of the perpetual system. Gross profit margin on furniture sales revenue decreased to 39.1% in 1998 from 39.5% in 1997. The gross profit margin on furniture sales revenue for 1997 would have been 40.1% without the unusually large corporate sale.

Selling, General and Administrative Expenses. Selling, general and administrative expenses totaled $186,100 or 58.4% of total revenue in 1998 as compared to $165,019 or 57.5% of total revenue in 1997. This increase as a percentage of revenue is attributed to investments in personnel, facilities and marketing efforts which the Company believes are an integral part of its plans for future growth.

Operating Earnings. As a result of the changes in revenue, gross margin and selling, general and administrative expenses discussed above, operating earnings increased to $52,647, or 16.5% of total revenue in 1998 from $46,308, or 16.1% of total revenue in 1997.

Interest Expense, net. Interest expense decreased to $7,837 in 1998 from $8,374 in 1997. This decrease is due to the replacement of the senior notes with the lower interest rate debt of the revolving credit facility and the effect of the lower market interest rate on the revolving credit facility, partially offset by additional borrowings for acquisitions.

                      CORT Business Services and Subsidary
                     Mangement's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

Extraordinary Loss. As a result of the early retirement of the senior notes, the Company recognized a loss of $2,508, net of taxes, which has been reflected in the Company's consolidated statement of operations as an extraordinary loss for the year ended December 31, 1998. The extraordinary loss includes $3,495 of premiums on the senior note retirement, the write-off of $677 of deferred financing fees and $8 of other associated costs.

Furniture Purchases. Furniture purchases totaled $81,671 in 1998, an increase of 7.4% from the $76,010 purchased in 1997. Furniture purchases increased primarily due to purchases in acquired businesses. The remaining increase reflects normal business requirements offset in part by a reduction for merged markets.

YEAR ENDED DECEMBER 31, 1997
AS COMPARED TO YEAR ENDED DECEMBER 31, 1996

Revenue. Total revenue increased 22.7% to $287,218 in 1997 from $234,149 in 1996. Furniture rental revenue for the year was $237,212, a 23.8% increase from $191,560 in 1996. Rental revenue growth before the impact of acquisitions and merged markets was approximately 13% which reflects growth in the number of leases as well as revenue per lease. Furniture sales increased 17.4% to $50,006 in 1997 from $42,589 in 1996. Excluding the impact of an unusually large corporate sale in the second quarter of 1997, furniture sales would have shown an increase of 13.3%. This increase reflects the Company's continued efforts to maintain the quality of its rental furniture line-up.

Gross Profit. Gross profit margin on total revenue increased to 73.6% for the year ended December 31, 1997 from 73.4% for the year ended December 31, 1996. The gross profit margin on furniture rental revenue was 80.8% in 1997 and 80.7% in 1996. Gross profit margin on furniture sales revenue decreased to 39.5% in 1997 from 40.8% in 1996. The profit margin on furniture sales revenue for 1997 would have been 40.1% without the unusually large corporate sale.

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

Furniture Purchases. Furniture purchases totaled $76,010 in 1997, a decrease of 1.7% from the $77,323 purchased in 1996. Purchases in 1996 were significantly higher as the Company converted the Evans Rents business to the CORT Furniture line. In 1997, furniture purchases supported normal growth and replenishment of furniture which had been sold or disposed.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements are for purchases of rental furniture. The Company purchases furniture throughout each year to replace furniture which has been sold and to maintain adequate levels of rental furniture to meet existing and new customer needs. Furniture purchases were $77,323, $76,010 and $81,671 in 1996, 1997 and 1998, respectively. As the
Company's growth strategies continue to be implemented, furniture purchases are expected to increase accordingly.

The Company's other capital requirements consist of purchases of property, plant and equipment, including leasehold improvements, warehouse and office equipment, standard programming enhancements and computer hardware necessary for installation of the management information system in additional districts. Net purchases of property, plant and equipment were $5,652, $7,638 and $8,898 in 1996, 1997 and 1998, respectively.

During 1996, 1997 and 1998, net cash provided by operations was $78,374, $100,639 and $108,189, respectively. During 1996, 1997 and 1998, net cash used in investing activities was $122,927, $100,665 and $132,234 respectively, consisting primarily of purchases of rental furniture and portfolio acquisitions and in 1996, the acquisitions of Evans Rents and AFR and in 1998, the acquisition of Instant Interiors Corporation. During 1996, 1997 and 1998, net cash provided (used) by financing activities was $44,297, ($97) and $24,748, respectively. In 1996, $32,672 was provided by the public offering of common stock, net of expenses, which was used to repay indebtedness under the revolving credit facility primarily due to the acquisition of Evans Rents.

                      CORT Business Services and Subsidary
                     Mangement's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

CFR maintains a revolving credit facility that provides a $125,000 line of credit to meet acquisition and expansion needs as well as seasonal working capital and general corporate requirements. The revolving credit facility expires February 2002 and restricts the ability of CFR to make advances and pay dividends to the Company. Borrowings under the revolving credit facility bear interest at a fluctuating rate based on, at the Company's option, either the lead lender's base rate or the London Interbank Offer Rate (LIBOR). The average interest rate paid by CFR during 1996, 1997 and 1998 on the revolving credit facility was 7.30%, 7.25% and 6.70%, respectively. A commitment fee calculated based upon the unused portion of the revolving credit facility is payable quarterly in arrears. The Company had $30,447 available under the revolving credit facility at December 31, 1998.

The Company believes that future cash flows from operations, together with the borrowings available under the revolving credit facility will provide the Company with sufficient liquidity and financial resources to finance its growth and satisfy its working capital requirements through the term of the revolving credit facility.

The Internal Revenue Service ("IRS") had proposed the disallowance of certain deductions taken by Fairwood Corporation for a consolidated tax group of which CFR was previously a member (the "Former Group") through the year ended December 31, 1988. The IRS challenge included the assertion that certain interest deductions taken by the Former Group should be recharacterized as non-deductible dividend distributions and that deductions for certain expenses related to the acquisition of Mohasco Corporation (now Consolidated Furniture Corporation ("Consolidated")), CFR's former shareholder, be disallowed. Fairwood Corporation has indicated to the Company that it has reached an agreement with the IRS regarding a settlement of the proposed adjustments. The bankruptcy court handling Fairwood Corporation's bankruptcy filing approved the terms of the settlement in October 1998. The total tax liability of the Former Group under the terms of the settlement is approximately $5 million, including interest through December 31, 1998. Under IRS regulations, the Company and each other member of the Former Group is severally liable for the full amount of any Federal income tax liability of the Former Group while CFR was a member of the Former Group, which could be as much as approximately $4 million for such periods (including interest through December 31, 1998) under the terms of the settlement. Under the agreement of sale for CFR, Consolidated agreed to indemnify the Company in full for any consolidated tax liability of the Former Group for the years during which CFR was a member of the Former Group. In addition, the Company may have rights of contribution against other members of the Former Group if the Company were required to pay more than its equitable share of any consolidated tax liability. The Company is not in a position to determine the probable impact on the Company's consolidated financial statements, if any.

YEAR 2000 COMPLIANCE

As is the case with other companies using computers in their operations, the Company is faced with the task of addressing the Year 2000 issue. The Year 2000 issue arises from the widespread use of computer programs that rely on two-digit codes to perform computations or decision-making functions. The Company has done a comprehensive review of its significant computer programs to identify the systems that would be affected by the Year 2000 issue.

The Company relies on computer-based technology and utilizes a variety of third-party hardware and software. The Company's rental and retail functions, including lease writing, inventory control, billing and accounts receivable use the software called "RTR." This software, which is the Company's primary operating system, has been recently developed and installed in most of the Company's operations. The RTR software has been modified for Year 2000 compliance and is currently being tested. The installation of RTR in the Company's remaining operations, as well as the Year 2000 modification, is expected to be completed in the third quarter of 1999.

The Company utilizes third-party software for administrative functions such as accounting, payroll and human resources. The Company expects to upgrade the administrative function third-party software to the Year 2000 version or install new software which is Year 2000 compliant in the first half of 1999. The Company currently estimates the cost of modifying its computer systems to be Year 2000 compliant to be approximately $250; the majority of these costs will be incurred by March 31, 1999.

                      CORT Business Services and Subsidary
                     Mangement's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

The Company is still in the process of reviewing its Year 2000 exposure to customers and vendors. The Company is not dependent on any one supplier or customer for more than 10% of its rental furniture or revenue, respectively. The Company is sending inquiries as to Year 2000 readiness to selected vendors in order to identify any significant exposures that may exist and establish alternative sources or strategies where necessary. The Company is currently unaware of any Year 2000 problems faced by any customers or vendors that are likely to have a material adverse effect on the Company.

In a worst-case scenario, if the Company's operating system was not to be ready for Year 2000, the Company would continue to make deliveries, record revenue and bill customers utilizing a personal computer until the computer system was ready. This would not stop the operations of the Company and currently is done whenever a location experiences temporary down time.

There can be no guarantee that the foregoing cost estimates or deadlines will be achieved and actual results could differ from current expectations. Specific factors that might cause differences include, but are not limited to, the ability of customers, suppliers, and other companies on which the Company's operations rely to modify or convert their systems to be Year 2000 ready, the ability of the Company to locate and correct all relevant computer code, or similar uncertainties. The Company is in the process of developing contingency plans for such scenarios.

INFLATION AND GENERAL ECONOMIC CONDITIONS

Historically, the Company has been able to offset increases in furniture prices with increases in rental rates. Management believes that increases in new furniture prices have averaged less than the overall inflation rate over the last five years. In periods of high inflation, the Company has historically achieved higher margins on its clearance center sales. A sustained recession with little or no new job growth may have a material adverse effect on the Company's future opportunities for sustained growth.

NEW ACCOUNTING PRONOUNCEMENTS

On April 3, 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position No. 98-5, Reporting on the Costs of Start-Up Activities (SOP 98-5) effective for the Company for fiscal year 1999. SOP 98-5 requires costs of start-up activities, including organization costs, to be expensed as incurred. The Company currently expenses all such start-up costs; accordingly, the adoption of SOP 98-5 will have no impact on the Company's consolidated financial statements.

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

                      CORT Business Services and Subsidary
                          Consolidated Balance Sheets
                (in thousands, except share and per share data)


                                                                 December 31,
                                                             -------------------
                                                                1997      1998
                                                                ----      ----
ASSETS
Cash and cash equivalents ................................   $     --   $    703
Accounts receivable, less allowance for doubtful
 accounts of $2,891 and $3,179 in 1997 and 1998,
 respectively ............................................     13,521     14,585
Prepaid expenses .........................................      4,127      5,918
Rental furniture, net (note 2) ...........................    164,323    189,059
Property, plant and equipment, net (note 4) ..............     38,777     43,861
Investment ...............................................         --      3,000
Other receivables and assets, net (note 5) ...............      3,183      3,048
Goodwill, net of accumulated amortization of $4,224 and
 $6,159 in  1997 and 1998, respectively (note 12) ........     53,910     72,722
                                                             --------   --------
                                                             $277,841   $332,896
                                                             ========   ========


LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable .........................................   $  5,551   $  3,417
Rental security deposits .................................      7,978      9,581
Accrued expenses (note 10) ...............................     27,936     21,076
Deferred rental revenue ..................................      9,239     11,541
Long-term debt (note 6) ..................................     63,132     90,800
Deferred income taxes (note 5) ...........................     14,673     20,819
                                                             --------   --------
                                                              128,509    157,234
                                                             ========   ========


Commitments and contingencies (notes 5, 7 and 9)

Stockholders' equity (notes 3, 8, and 11):
  Common stock, voting, $.01 par value, 20,000,000
   shares  authorized, 12,869,306 and 13,084,541 shares
   issued and outstanding  in 1997 and 1998, respectively         129        131
  Common stock, Class B, nonvoting, $.01 par value,
   20,000,000 shares  authorized, and none issued and
   outstanding ...........................................         --         --
  Additional paid-in capital .............................    103,007    105,940
  Retained earnings ......................................     46,196     69,591
                                                             --------   --------
    Total stockholders' equity ...........................    149,332    175,662
                                                             --------   --------
                                                             $277,841   $332,896
                                                             ========   ========


See accompanying notes to consolidated financial statements.

                      CORT Business Services and Subsidary
                     Consolidated Statements of Operations
                     (in thousands, except per share data)

                                                       Year ended December 31,
                                                    ------------------------------
                                                      1996       1997       1998
Revenue:
  Furniture rental ..............................   $191,560   $237,212   $265,871
  Furniture sales ...............................     42,589     50,006     53,093
                                                    --------   --------   --------
    Total revenue ...............................    234,149    287,218    318,964
                                                    --------   --------   --------
Operating costs and expenses:
  Cost of furniture rental ......................     36,958     45,634     47,863
  Cost of furniture sales .......................     25,207     30,257     32,354
  Employee, delivery and advertising expenses ...     95,204    114,674    128,710
  Occupancy, utilities and nonrental depreciation     22,722     27,747     32,496
  Amortization of goodwill ......................        961      1,546      1,935
  Other operating expenses ......................     17,649     21,052     22,959
                                                    --------   --------   --------
    Total costs and expenses ....................    198,701    240,910    266,317
                                                    --------   --------   --------
    Operating earnings ..........................     35,448     46,308     52,647
Interest expense, net ...........................      8,251      8,374      7,837
                                                    --------   --------   --------
    Income before income taxes and
     extraordinary loss .........................     27,197     37,934     44,810
Income tax expense (note 5) .....................     11,261     15,608     18,907
                                                    --------   --------   --------
    Income before extraordinary loss ............     15,936     22,326     25,903
Extraordinary loss on early retirement
 of debt, net of income tax benefit of
 $1,672 (notes 5 and 6) .........................         --         --      2,508
                                                    --------   --------   --------
    Net income ..................................   $ 15,936   $ 22,326   $ 23,395
                                                    ========   ========   ========

Earnings per common share before
 extraordinary loss (note 13) ...................   $   1.40   $   1.74   $   1.99
Extraordinary loss per common share .............         --         --        .19
                                                    --------   --------   --------
Earnings per common share .......................   $   1.40   $   1.74   $   1.80
                                                    ========   ========   ========
Weighted average number of common shares
 used in computation ............................     11,416     12,804     13,019
                                                    --------   --------   --------

Earnings per common share before
 extraordinary loss--assuming dilution
 (note 13) ......................................   $   1.31   $   1.67   $   1.92
Extraordinary loss per common share--
 assuming dilution ..............................         --         --        .19
                                                    --------   --------   --------
Earnings per common share--assuming dilution ....   $   1.31   $   1.67   $   1.73
                                                    ========   ========   ========
Weighted average number of common shares
 used in computation--assuming dilution .........     12,144     13,378     13,491
                                                    --------   --------   --------


See accompanying notes to consolidated financial statements.

                      CORT Business Services and Subsidary
                Consolidated Statements of Stockholder's Equity
                                 (in thousands)

                                                                            Additional                Total
                                                                    Common    Paid-in    Retained  Stockholders'
                                                                     Stock    Capital    Earnings     Equity
                                                                     -----    -------    --------     ------
Balance, December 31, 1995 .....................................   $    104   $ 67,383   $  7,934   $ 75,421
  Net income ...................................................         --         --     15,936     15,936
  Income tax benefit from stock options exercised ..............         --        571         --        571
  Issuance of common stock from public offering, net of expenses         19     32,653         --     32,672
  Issuance of common stock from exercise of stock options ......          1        487         --        488
  Issuance of common stock from exercise of warrants ...........          3         61         --         64
                                                                   --------   --------   --------   --------
Balance, December 31, 1996 .....................................        127    101,155     23,870    125,152
                                                                   --------   --------   --------   --------
  Net income ...................................................         --         --     22,326     22,326
  Income tax benefit from stock options exercised ..............         --      1,177         --      1,177
  Issuance of common stock from exercise of stock options ......          1        660         --        661
  Issuance of common stock from exercise of warrants ...........          1         15         --         16
                                                                   --------   --------   --------    -------
Balance, December 31, 1997 .....................................        129    103,007     46,196    149,332
                                                                   --------   --------   --------    -------
  Net income ...................................................         --         --     23,395     23,395
  Income tax benefit from stock options exercised ..............         --      2,109         --      2,109
  Issuance of common stock from exercise of stock options, net .          1        810         --        811
  Issuance of common stock from exercise of warrants ...........          1         14         --         15
                                                                   --------   --------   --------    -------
Balance, December 31, 1998 .....................................   $    131   $105,940   $ 69,591   $175,662
                                                                   ========   ========   ========   ========


See accompanying notes to consolidated financial statements.

                      CORT Business Services and Subsidary
                     Consolidated Statements of Cash Flows
                                 (in thousands)

                                                           Year ended December 31,
                                                    -----------------------------------
                                                       1996         1997         1998
                                                       ----         ----         ----
Cash flows from operating activities:
  Net income ....................................   $  15,936    $  22,326    $  23,395
  Proceeds of disposals of rental furniture
 in excess of gross profit ......................      24,118       27,697       31,487
  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Extraordinary loss on early retirement
     of debt ....................................          --           --        2,508
    Depreciation and amortization:
      Rental furniture ..........................      26,887       33,704       36,461
      Other depreciation and amortization .......       3,804        4,871        6,213
      Goodwill ..................................         961        1,546        1,935
      Deferred financing fees ...................         698          726          629
    Rental furniture inventory shrinkage ........       2,261        3,567        2,927
    Deferred income taxes .......................       2,990        3,972        4,762
    Changes in assets and liabilities, net
     of acquisitions:
      Accounts receivable .......................      (2,795)        (364)       1,271
      Prepaid expenses ..........................          (8)         195       (1,619)
      Other receivables and assets ..............          27           83       (1,248)
      Accounts payable, accrued expenses and
       rental security deposits, net ............       1,746          262       (2,465)
      Deferred rental revenue ...................       1,749        2,054        1,933
                                                    ---------    ---------    ---------
        Net cash provided by operating activities      78,374      100,639      108,189
                                                    ---------    ---------    ---------

Cash flows from investing activities:
  Purchases of rental furniture .................     (77,323)     (76,010)     (81,671)
  Portfolio acquisitions ........................      (2,790)     (16,851)     (21,970)
  Purchases of property, plant and equipment ....      (6,238)      (8,628)      (9,173)
  Sale of property, plant and equipment .........         586          990          275
  Purchase of Evans Rents .......................     (27,778)          --           --
  Purchase of AFR ...............................      (9,384)        (166)          --
  Purchase of Instant Interiors .................          --           --      (16,695)
  Purchase of investment ........................          --           --       (3,000)
                                                    ---------    ---------    ---------
        Net cash used in investing activities ...    (122,927)    (100,665)    (132,234)
                                                    ---------    ---------    ---------

Cash flows from financing activities:
  Repayments of senior notes ....................        (573)         (68)     (49,932)
  Payments of premium to retire senior notes ....          --           --       (3,503)
  Payment of deferred financing fees ............        (154)          --         (243)
  Borrowings on the line of credit ..............      87,400       54,200      131,500
  Repayments on the line of credit ..............     (75,600)     (56,600)     (53,900)
  Issuance of common stock ......................      33,224          677          826
  Other .........................................          --        1,694           --
                                                    ---------    ---------    ---------
        Net cash provided (used) by financing
         activities .............................      44,297          (97)      24,748
                                                    ---------    ---------    ---------

        Net increase (decrease) in cash and
         cash equivalents .......................        (256)        (123)         703
Cash and cash equivalents at beginning of year ..         379          123           --
                                                    ---------    ---------    ---------
Cash and cash equivalents at end of year ........   $     123    $      --    $     703
                                                    =========    =========    =========

Supplemental disclosures of cash
 flow information:
  Cash paid for:
    Interest ....................................   $   7,487    $   7,664    $   8,541
    Income taxes ................................       8,089       11,626       11,433
Noncash financing activities:
  Tax benefit from exercise of stock options ....   $     571    $   1,177    $   2,109


See accompanying notes to consolidated financial statements.

                      CORT Business Services and Subsidary
                   Notes to Consolidated Financial Statements

(1) FORMATION AND DESCRIPTION OF THE COMPANY

CORT Business Services Corporation (the "Company") is a holding company with no independent operations and no material assets other than its ownership of all the outstanding capital stock of CORT Furniture Rental Corporation ("CFR"). The Company is largely dependent on the receipt of dividends or distributions from CFR to fund its obligations. CFR is a provider of rental furniture, accessories and related services to both corporate and individual customers. In addition, CFR sells previously rented furniture.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation and Presentation

The consolidated financial statements as of December 31, 1997 and 1998, and for the years ended December 31, 1996, 1997 and 1998, include the accounts of CORT Business Services Corporation and its wholly owned subsidiary. All significant intercompany transactions have been eliminated.

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

(c) Rental Furniture

Rental furniture includes residential and office furniture which is rented to customers or is available for rental and/or sale and is recorded at the lower of depreciated cost or market value. Rental furniture is depreciated primarily on a declining-balance method over 3 to 5 years, with an estimated salvage value of 25 to 40 percent of original cost. Accumulated depreciation on rental furniture was $66,797,000 and $79,871,000 at December 31, 1997 and 1998, respectively.
Reserves for purchase options and shrinkage on rental furniture were $4,406,000 and $2,825,000 at December 31, 1997 and 1998, respectively. Furniture no longer meeting rental standards is held for sale.

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

(d) Property, Plant and Equipment

Property, plant and equipment is recorded at cost or fair value, if acquired through a purchase business combination. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings 50 years; major roof renovations 10 years; furniture, fixtures, machinery and equipment from 5 to 10 years; computer hardware and software from 3 to 5 years; and leasehold improvements over the shorter of the term of the related leases or the estimated useful lives.

(e) Investment

Investment consists of an equity ownership of less than 20% in a company and is accounted for under the cost method and evaluated for recoverability on a regular basis.

(f) Goodwill

Goodwill, representing the excess of the cost over the fair value of net assets acquired, is amortized using the straight-line method over 20 to 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on
projected   discounted  future  operating  cash  flows  using  a  discount  rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(g) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and investments having a maturity of three months or less on the date of purchase. Cash and cash equivalents at December 31, 1998 consisted primarily of overnight repurchase funds.

(h) Rental Security Deposits

The Company may require a non-interest bearing security deposit of one month's rent based on the Company's evaluation of the credit-worthiness of the customer. The security deposit is returned at the end of the lease provided that all lease terms have been satisfied.

(i) Stock-Based Compensation

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

                      CORT Business Services and Subsidary
             Notes to Consolidated Financial Statements (continued)


stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price an employee must pay to acquire the stock.

(j) Income Taxes

Income taxes are reported under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Deferred Financing Fees

Costs incurred with the issuance of long-term debt are capitalized and amortized over the term of the related debt using a method which approximates the effective interest method.

(l) Earnings Per Common Share

Earnings per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Earnings per common share--assuming dilution is computed by dividing net income by the weighted average number of shares of common stock and dilutive potential common stock. Dilutive securities are comprised entirely of stock options and warrants. The Company has no other potentially dilutive securities.

(m) Advertising Costs

Advertising production costs are generally expensed the first time the advertisement is run. Media placement costs are generally expensed in the month the advertising appears. At December 31, 1997 and 1998, approximately $1,962,000 and $2,475,000 of deferred advertising expenses were reported in prepaid expenses. Advertising expenses were approximately $10,983,000, $12,632,000 and $14,552,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

(n) Comprehensive Income

On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presenting of comprehensive income and its components in a full set of financial statements. Comprehensive income of the Company consists solely of net income and, accordingly, the adoption of SFAS No. 130 had no impact on the Company's consolidated financial statements. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations.

(3) Public Offering of Common Stock

In July 1996, the Company sold, through an underwritten public offering, 1,865,100 common shares at $18.75 per share. The net proceeds of approximately $32,672,000, net of associated underwriting discounts and other expenses of the offering, were used to repay indebtedness under the revolving credit facility primarily due to the acquisition of Evans Rents.

(4) Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

                                                    December 31,  December 31,
                                                        1997          1998
                                                        ----          ----
Land and land improvements ........................   $ 6,772       $ 6,772
Buildings and improvements ........................    15,418        15,650
Machinery and equipment ...........................     5,243         6,183
Leasehold improvements ............................    14,657        19,242
Computer hardware and software ....................     7,257        11,060
Furniture and fixtures ............................     1,793         2,803
Other .............................................     2,391         2,880
                                                      -------       -------
                                                       53,531        64,590
Accumulated depreciation  and amortization ........    14,754        20,729
                                                      -------       -------
                                                      $38,777       $43,861
                                                      =======       =======

(5) Income Taxes

Components of the expense for income taxes are summarized as follows (in thousands):


                                          Year ended    Year ended    Year ended
                                          December 31,  December 31,  December 31,
                                              1996          1997         1998
                                              ----          ----         ----
Current:
  Federal ...........................      $  6,117      $  9,037      $ 11,275
  State and local ...................         1,489         2,453         2,870
                                           --------      --------      --------
                                              7,606        11,490        14,145
                                           --------      --------      --------
Deferred:
  Federal ...........................         3,107         3,515         4,161
  State and local ...................           548           603           601
                                           --------      --------      --------
                                              3,655         4,118         4,762
                                           --------      --------      --------
Total expense before
 extraordinary loss .................      $ 11,261      $ 15,608      $ 18,907
Income tax benefit from
 extraordinary loss on
 early retirement of debt ...........            --            --        (1,672)
                                           --------      --------      --------
Total income tax expense ............      $ 11,261      $ 15,608      $ 17,235
                                           ========      ========      ========

The difference between the actual expense for taxes and taxes computed at the Federal income tax rate of 35 percent in 1996, 1997 and 1998 is summarized as follows (in thousands):

                                           Year ended    Year ended    Year ended
                                           December 31,  December 31,  December 31,
                                              1996          1997          1998
                                              ----          ----          ----
Tax expense computed
  at Federal rate ......................    $  9,519     $ 13,277      $ 15,684
State and local taxes, net of
 Federal benefit .......................       1,324        1,986         2,153
Effects of goodwill  amortization ......         336          395           397
Other, net .............................          82          (50)          673
                                            --------     --------      --------
  Total  expense  before
   extraordinary loss ..................    $ 11,261     $ 15,608      $ 18,907
                                            ========     ========      ========

                      CORT Business Services and Subsidary
             Notes to Consolidated Financial Statements (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                    December 31,    December 31,
                                                        1997           1998
                                                        ----           ----
Deferred tax assets:
  Accounts receivable, principally due to
    allowance for doubtful accounts ..............    $ 1,156        $ 1,271
  Compensated absences, principally due to
    accrual for financial reporting purposes .....        845            989
  Deferred financing fees ........................        352             --
  Deferred rental revenue ........................      3,715          4,617
  Reserve for unfavorable operating lease
    and duplicate facilities .....................      2,526            829
  Reserve for purchase options and
   shrinkage on rental property ..................      1,762          1,130
  Accrued insurance ..............................        998            991
  Net operating loss carryforwards ...............        205             --
  AMT credit carryforward ........................        394            104
  Other ..........................................      1,141          2,036
                                                      -------        -------
    Total gross deferred tax assets ..............     13,094         11,967
                                                      -------        -------
Deferred tax liabilities:
  Rental furniture, principally due to
     differences in depreciation .................     22,387         29,320
  Property, plant and equipment, principally
     due to differences in depreciation ..........      5,140          2,453
  Other ..........................................        240          1,013
                                                      -------        -------
    Total gross deferred tax liabilities .........     27,767         32,786
                                                      -------        -------
    Net deferred tax liability ...................    $14,673        $20,819
                                                      =======        =======

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company is expecting refunds from Federal and state taxing authorities of approximately $1,030,000 which are included in other receivables and assets. The Company has alternative minimum tax credit carryforwards of approximately $104,000 which are available to reduce future Federal regular income taxes, if any, over an indefinite period.

The Internal Revenue Service ("IRS") had proposed the disallowance of certain deductions taken by Fairwood Corporation for a consolidated tax group of which CORT Furniture Rental Corporation ("CFR") was previously a member (the "Former Group") through the year ended December 31, 1988. The IRS challenge included the assertion that certain interest deductions taken by the Former Group should be recharacterized as non-deductible dividend distributions and that deductions for certain expenses related to the acquisition of Mohasco Corporation (now Consolidated Furniture Corporation ("Consolidated")), CFR's former shareholder, be disallowed. Fairwood Corporation has indicated to the Company that it has reached an agreement with the IRS regarding a settlement of the proposed adjustments. The bankruptcy court handling Fairwood Corporation's bankruptcy filing approved the terms of the settlement in October 1998. The total tax liability of the Former Group under the terms of the settlement is approximately $5 million, including interest through December 31, 1998. Under IRS regulations, the Company and each other member of the Former Group is severally liable for the full amount of any Federal income tax liability of the Former Group while CFR was a member of the Former Group, which could be as much as approximately $4 million for such periods (including interest through December 31, 1998) under the terms of the settlement. Under the agreement of sale for CFR, Consolidated agreed to indemnify the Company in full for any consolidated tax liability of the Former Group for the years during which CFR was a member of the Former Group. In addition, the Company may have rights of contribution against other members of the Former Group if the Company were required to pay more than its equitable share of any consolidated tax liability. The Company is not in a position to determine the probable impact on the Company's consolidated financial statements, if any.

(6) Long-Term Debt

The outstanding long-term debt was as follows (in thousands):

                                                December 31,      December 31,
                                                   1997             1998
                                                   ----             ----
Revolving credit facility ....................   $13,200          $90,800
Senior notes .................................    49,932               --
                                                 -------          -------
                                                 $63,132          $90,800
                                                 =======          =======

CFR maintains a revolving credit facility with a group of banks. This facility, for which the Company is guarantor, provides a $125 million line of credit to meet acquisition and expansion needs as well as seasonal working capital and general corporate requirements. The revolving credit facility expires February 2002 and is unsecured but does restrict the ability of CFR to pledge its assets as security. This facility also restricts the ability of CFR to make advances and pay dividends to the Company. Borrowings under the revolving credit facility bear interest at a fluctuating rate based on, at the Company's option, either the lead lender's base rate or the London Interbank Offer Rate (LIBOR). The average interest rate paid by CFR during 1996, 1997 and 1998 on the revolving credit facility was 7.30%, 7.25% and 6.70%, respectively. A commitment fee calculated based upon the unused portion of the revolving credit facility is payable quarterly in arrears. The Company had approximately $3,753,000 in letters of credit outstanding at December 31, 1998 which reduced the borrowing base under the revolving credit facility. The Company had approximately $30,447,000 available under the revolving credit facility at December 31, 1998.

On September 10, 1998, the Company redeemed the remaining $49,932,000 of its 12% Senior Notes at a price of 107% of the principal amount plus accrued and unpaid interest to the date of redemption. The Company used borrowings under an expanded credit line with its existing bank group to redeem the notes. As a result of the early retirement of the Senior Notes, the Company

                      CORT Business Services and Subsidary
             Notes to Consolidated Financial Statements (continued)


recognized an extraordinary loss of $2,508,000, net of income tax benefit of $1,672,000 in the third quarter of 1998.

The estimated fair value of the Company's consolidated long-term debt based on the quoted market price and other available information was approximately $68,100,000 and $90,800,000 for December 31, 1997 and 1998, respectively.

Other assets include debt issuance costs, net of accumulated amortization of $1,264,000 and $201,000 at December 31, 1997 and 1998, respectively.

(7) Employee Benefit Plans

The Company maintains an investment and profit-sharing defined contribution retirement plan. All the Company's employees are eligible to participate after one year of service. The Company makes a 50 percent matching contribution on the first four percent of employee contributions to the plan. The Company may, at its discretion, make additional contributions based on the Company's performance. The aggregate plan contributions were approximately $1,080,000, $1,215,000 and $1,335,000 for the years ended December 31, 1996, 1997, and 1998, respectively.

The Company maintains a Supplemental Executive Retirement Plan (SERP) for certain key present and former management executives. The SERP consists of both a defined benefit and a defined contribution plan. The annual costs of the plan were approximately $119,000, $152,000 and $118,000 for the years ended December 31, 1996, 1997, and 1998, respectively. The accrued, unfunded liability under the plan as of December 31, 1998 was not significant.

The Company maintains an employee stock purchase plan. All employees are eligible to participate in the plan after 90 days of service. The price of the shares purchased in the open market is the average price paid for all the shares purchased by the broker on the investment date. The Company assumes the cost of all brokerage commissions and service charges for all purchases made under the plan. During 1997 and 1998, 3,174 and 10,672 shares of common stock were purchased through the plan at average prices of $37.30 and $33.66 per share, respectively.

(8) Stock Options

At December 31, 1998, the Company had four stock-based compensation plans, which were adopted by the Board of Directors and approved by the Company's stockholders. These plans are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, as all options have been granted at exercise prices equal to the fair market value as of the date of grant, no compensation cost has been recognized under these plans in the accompanying consolidated financial statements. Had compensation cost for the Company's four stock-based compensation plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per common share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):


                                       Year ended      Year ended      Year ended
                                       December 31,    December 31,    December 31,
                                          1996            1997            1998
                                          ----            ----            ----
Net income
  As Reported ..................      $   15,936      $   22,326      $   23,395
  Pro Forma ....................      $   15,327      $   21,461      $   21,783
Earnings per common share
  As Reported ..................      $     1.40      $     1.74      $     1.80
  Pro Forma ....................      $     1.34      $     1.68      $     1.67
Earnings per common share
  assuming dilution
    As Reported ................      $     1.31      $     1.67      $     1.73
    Pro Forma ..................      $     1.26      $     1.60      $     1.61

The effects of compensation cost as determined under FASB Statement No. 123 on net income in 1996, 1997 and 1998 may not be representative of the effects on pro forma net income for future periods.

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

At the date of grant, each employee had the option to purchase immediately in cash all granted amounts of the debt securities, or defer purchase of these securities, plus interest, over a five-year vesting period. In either case, assuming all obligations to purchase the debt securities were fulfilled, the exercise price of the options to purchase common stock was fixed. Contemporaneously with the initial public offering of the Company in 1995, all debt securities were exchanged for common stock. There is no further obligation to purchase debt securities under the 1994 Plan. An option under the 1994 Plan vests over a five-year period and is exercisable over a ten-year period.

1995 Stock-Based Incentive Compensation Plan

The 1995 Stock-Based Incentive Compensation Plan (the "1995 Plan") became effective on October 31, 1995. The 1995 Plan was amended in May 1997 to increase the number of stock options available for grant. The 1995 Plan provides for the granting of a maximum of 1,210,000 stock options to key employees of the Company. The shares granted under the 1995 Plan may be in the form of deferred stock, restricted stock, incentive stock options, non-qualified stock options or stock appreciation rights. All awards made in 1996, 1997 and 1998 were in the form of non-qualified stock options. The exercise price of an option under the 1995 Plan is equal to the fair market value of common stock on the date the option is granted. An option under the 1995 Plan vests over a three-year or seven-year period and the expiration period may not exceed ten years.

                      CORT Business Services and Subsidary
             Notes to Consolidated Financial Statements (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996, 1997 and 1998, respectively: 0.0% dividend yield for all years; expected volatility of 30% for 1996 and 1997 and 36% for 1998; risk-free interest rates of 6.29%, 6.25%, and 5.61%; expected lives of five years, six years, and seven years, respectively.

1995 Directors Stock Option Plan

The 1995 Directors Stock Option Plan (the "1995 Directors Plan") became effective on October 18, 1995. The 1995 Directors Plan provided for automatic grants of options to purchase shares of common stock on November 16, 1995 and 1996. The option exercise price per share is equal to the fair market value of common stock on the date the option is granted. All options granted became vested on November 16, 1998. The expiration period may not exceed ten years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1995 and 1996, respectively: 0.0% dividend yield for both years; expected volatility of 30% for both years; risk-free interest rates of 5.89% and 6.43%; and expected lives of seven years for both years.

1997 Directors Stock Option Plan

The 1997 Directors Stock Option Plan (the "1997 Directors Plan") became effective on May 14, 1997. The 1997 Directors Plan provides for the granting of a maximum of 50,000 stock options to non-employee directors of the Company. The 1997 Directors Plan provides for automatic grants of 2,000 shares of common stock for each of the Company's non-employee directors on the business day immediately following the Company's Annual Meeting of Stockholders for calendar years 1997, 1998, 1999, 2000 and 2001. The option price per share is equal to the fair market value of common stock on the date the option is granted. An option under the 1997 Directors Plan vests over a three-year period and the expiration period may not exceed ten years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997 and 1998, respectively: 0.0% dividend yield for both years; expected volatility of 30% for 1997 and 36% for 1998; risk-free interest rate of 6.54% and 5.74%; and expected lives of seven years for both years.

                                  1994 Plan                1995 Plan          1995 Directors Plan     1997 Directors Plan
                             -------------------    ----------------------    --------------------    -------------------
                                        Weighted                  Weighted                Weighted               Weighted
                             Shares     Average     Shares        Average     Shares      Average     Shares     Average
                              Under     Exercise     Under        Exercise     Under      Exercise     Under     Exercise
                             Option      Price      Option         Price      Option       Price      Option      Price
                             ------      -----      ------         -----      ------       -----      ------      -----
Outstanding at
   December 31, 1995 .....  627,556      $0.57      439,800      $ 12.00       21,000    $ 12.00            --        --
    Granted ..............       --         --      131,300        19.87       10,000      22.75            --        --
    Exercised ............  (52,558)       .33      (39,501)       12.00           --         --            --        --
    Forfeited ............       --         --           --           --           --         --            --        --
                            -------      -----      -------     --------      -------    -------        ------   -------
Outstanding at
   December 31, 1996 .....  574,998      $0.59      531,599      $ 13.94       31,000    $ 15.47            --        --
    Granted ..............       --         --      106,500        25.68           --         --        10,000   $ 25.50
    Exercised ............  (70,565)      0.55      (50,115)       12.55           --         --            --        --
    Forfeited ............  (17,937)      0.79       (2,833)       18.31           --         --            --        --
                            -------      -----      -------      -------       ------    -------    ----------   -------
Outstanding at
  December 31, 1997 ......  486,496      $0.59      585,151      $ 16.18       31,000    $ 15.47        10,000    $25.50
    Granted ..............       --         --      479,500        36.92           --         --        10,000     39.63
    Exercised ............  (78,834)      0.59      (60,259)       14.90       (3,667)     14.93          (667)    25.50
    Repriced .............       --         --      (70,250)       39.36           --         --            --        --
    Forfeited ............   (3,969)      0.71       (8,563)       21.65           --         --            --        --
                            -------      -----      -------      -------       ------    -------        -------   ------
Outstanding at
  December 31, 1998 ......  403,693      $0.59      925,579      $ 14.34       27,333    $ 15.54        19,333    $32.81
                           --------      -----     --------     --------       ------    -------        ------    ------
Options exercisable at:
  December 31, 1996.......  574,998                 120,280                     7,003                       --
  December 31, 1997.......  486,496                 255,420                    19,002                       --
  December 31, 1998.......  403,693                 408,113                    27,333                    2,668
Weighted  average fair
 value at date of grant
 of options granted
 during the year ended:
    December 31, 1996..... $      --                 $ 7.58                    $10.59                   $   --
    December 31, 1997.....        --                  11.01                        --                    12.00
    December 31, 1998.....        --                  15.63                        --                    19.49

                     CORT Business Services and Subsidary
             Notes to Consolidated Financial Statements (continued)


The following table summarizes information about the Company's stock options outstanding at December 31, 1998:

                                       Options Outstanding                               Options Exercisable
                  -----------------------------------------------------------  ------------------------------------
                                        Weighted Average
   Range of                           Remaining Contractual  Weighted Average                      Weighted Average
Exercise Prices   Number Outstanding        Life (years)      Exercise Price    Number Exercisable   Exercise Price
---------------   ------------------  ---------------------  ----------------  ------------------- ----------------
$ 0.2587- 1.098         403,693                5.47              $ 0.59            403,693              $ 0.59
        -12.00          331,125                6.88               12.00            331,125               12.00
 17.6875-29.1875        319,870                8.47               23.61            106,155               22.07
 33.875 -40.375         321,250                9.32               40.02                834               33.88
                  ------------------                                           -------------------
                      1,375,938                                                    841,807
                  ==================                                           ===================

(9)RENTAL COMMITMENTS

The Company leases certain warehouse and showroom facilities and equipment. Future minimum lease payments at December 31, 1998 under all noncancelable operating leases are as follows (in thousands):


     1999.......................................................... $ 21,378
     2000..........................................................   18,931
     2001..........................................................   16,816
     2002..........................................................   14,268
     2003..........................................................   11,545
     Thereafter....................................................   31,872
                                                                    --------
        Total minimum lease payments...............................  114,810
     Less sublease rentals.........................................    1,329
                                                                    --------
        Net minimum operating lease payments....................... $113,481
                                                                    ========

Rental expense, net of sublease income, was approximately $12,145,000, $15,964,000, and $19,300,000 for the years ended December 31, 1996, 1997 and
1998, respectively (including approximately $2,460,000, $3,880,000, and $4,446,000 for short-term vehicle leases).

(10)ACCRUED EXPENSES

Accrued expenses are comprised of (in thousands):


                                                      December 31,  December 31,
                                                         1997           1998
                                                      ------------  ------------
Accrued salaries, wages and incentives..............    $ 7,568        $ 5,627
Accrued interest....................................      2,065            727
Accrued vacation....................................      2,113          2,474
Reserves for unfavorable operating lease
  and duplicate facilities..........................      6,317          2,230
Accrued property, payroll,
  sales and use taxes...............................      2,170          2,685
Accrued insurance...................................      2,496          2,477
Acquisition holdbacks...............................        887            662
Other accrued expenses..............................      4,320          4,194
                                                      -----------    -----------
                                                        $27,936        $21,076
                                                      ===========    ===========

(11) WARRANTS TO PURCHASE COMMON STOCK

For the years ended December 31, 1997 and 1998, 474,610 and 415,320 warrants were exercised for an aggregate of 78,504 and 81,019 shares of the common stock, respectively. The warrants were subject to certain anti-dilution provisions relating to issuances of the common stock. All of the Company's warrants to purchase shares of common stock expired September 1, 1998. 18,480 warrants expired without being exercised.

(12) ACQUISITIONS

Instant Interiors Corporation

On August 14, 1998, the Company acquired certain assets of Instant Interiors Corporation, a provider of rental furniture in the Midwest area, for approximately $16,695,000, in a transaction accounted for as a purchase business combination. Based on the allocation of the purchase price to the net assets acquired, goodwill of approximately $7,970,000 was recorded. Such goodwill is being amortized on a straight-line basis over 40 years.

Other Acquisitions

In 1997, the Company acquired certain assets of Alco Trade Show Services, Delta Furniture Rentals, Inc. and Integrity Furniture Inc. In addition, the Company acquired the stock of Levitt Investment Company and McGregor Enterprises. Each of these transactions were accounted for as a purchase business combination. Based on the allocation of the purchase price to the net assets acquired, a total of approximately $10,235,000 of goodwill was recorded. Such goodwill is being amortized on a straight-line basis over 20 to 40 years.

In 1998, the Company acquired certain assets of IS Furniture Rental Corp., Furniture Rentors of America, Inc. and the trade show furnishings business of Aaron's Rents, Inc., as well as two other small businesses. Each of these transactions were accounted for as a purchase business combination. Based on the allocation of the purchase price to the net assets acquired, a total of approximately $14,665,000 of goodwill was recorded. Such goodwill is being amortized on a straight-line basis over 20 to 40 years.

                      CORT Business Services and Subsidary
             Notes to Consolidated Financial Statements (continued)

(13) EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                         Year ended    Year ended    Year ended
                                        December 31,  December 31,  December 31,
                                           1996          1997          1998
                                        ------------  ------------  ------------
Income before extraordinary loss.......   $15,936       $22,326       $25,903
Extraordinary loss, net of taxes.......        --            --         2,508
                                          -------       -------       -------
Net income applicable to common shares.   $15,936       $22,326       $23,395
                                          =======       =======       =======
Weighted average shares outstanding....    11,416        12,804        13,019
Effect of dilutive securities:
  Stock options........................       457           489           443
  Warrants.............................       271            85            29
                                          -------       -------       -------
Weighted average shares and
  assumed conversions..................    12,144        13,378        13,491
                                          =======       =======       =======
Earnings per common share
  before extraordinary loss............   $  1.40       $  1.74       $  1.99
Extraordinary loss per share...........        --            --           .19
                                          -------       -------       -------
Earnings per common share..............   $  1.40       $  1.74       $  1.80
                                          =======       =======       =======
Earnings per common share before
  extraordinary loss--assuming dilution   $  1.31       $  1.67       $  1.92
Extraordinary loss per share--
  assuming dilution....................        --            --           .19
                                          -------       -------       -------
Earnings per common share--
  assuming dilution....................   $  1.31       $  1.67       $  1.73
                                          =======       =======       =======

(14) SEGMENT REPORTING

In June 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 131 (SFAS No. 131), "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 requires CORT to present certain information about each identified segment that exceeds certain quantitative thresholds for revenue, profit or loss, and assets.


The Company has identified the following operating segments based on the distinct products/services from which each derives revenue:

Furniture Rental--rental of residential and office furniture and accessories to individual and corporate customers.

Furniture Sales--sale of new or previously rented residential and office furniture to the general public.

Trade Show Operations--short-term rental of display and work-place furnishings for trade shows, conventions, and special events to corporate customers and trade show associations.

Housewares Operations--rental of kitchen, bedroom and bathroom accessories to the Furniture Rental segment.

Furniture rental and furniture sales segments represent the aggregation of individual districts, all of which have similar economic characteristics and distribution methods.

Trade Show Operations and Housewares Operations do not meet the quantitative thresholds outlined by SFAS No. 131 and are aggregated with furniture rental and furniture sales for reporting purposes.

The Company reports separately, in its Consolidated Statements of Operations, the revenue and associated cost of revenue of its remaining reportable segments. Operating segments are measured on the basis of gross margin; operating expenses, goodwill amortization, interest expense, tax expense, and extraordinary items are not allocated to the individual segments.

Assets and liabilities are not specifically allocated between Furniture Rental and Furniture Sales. All rental furniture is available for rental or sale.

                      CORT Business Services and Subsidary
             Notes to Consolidated Financial Statements (continued)


(15) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                  Three months ended
                                                 --------------------------------------------------
                                                 March 31,   June 30,   September 30,  December 31,
                                                   1998        1998          1998          1998
                                                 ---------  ----------  -------------  ------------
                                                      (in thousands, except per share amounts)
Furniture rental revenue.......................   $62,814    $65,065       $68,477        $69,515
Furniture sales revenue........................    12,629     13,065        14,254         13,145
Operating earnings.............................    12,575     13,354        13,881         12,837
Income before income taxes.....................    10,608     11,283        11,755         11,164
Income before extraordinary loss...............     6,191      6,520         6,795          6,397
Earnings per common share before
  extraordinary loss...........................   $   .48    $   .50       $   .52        $   .49
Earnings per common share before
  extraordinary loss--assuming dilution........   $   .46    $   .48       $   .50        $   .48




                                                                  Three months ended
                                                 --------------------------------------------------
                                                 March 31,   June 30,   September 30,  December 31,
                                                   1997        1997          1997          1997
                                                 ---------  ----------  -------------  ------------
                                                      (in thousands, except per share amounts)
Furniture rental revenue.......................   $55,553    $59,679       $61,135        $60,845
Furniture sales revenue........................    11,748     14,802        12,253         11,203
Operating earnings.............................    10,411     11,743        12,103         12,051
Income before income taxes.....................     8,426      9,490         9,978         10,040
Income before extraordinary loss...............     4,930      5,607         5,876          5,913
Earnings per common share before
  extraordinary loss...........................   $   .39    $   .44       $   .46        $   .46
Earnings per common share before
  extraordinary loss--assuming dilution........   $   .37    $   .42       $   .44        $   .44


                          Independent Auditors' Report


The Stockholders and Board of Directors
CORT Business Services Corporation and subsidiary:

We have audited the accompanying consolidated balance sheets of CORT Business Services Corporation and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CORT Business Services Corporation and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                 /s/KPMG LLP
                                                 -------------------------
                                                 KPMG LLP

                                                 Washington, D.C.
                                                 February 12, 1999

                   Market for Common Stock of the Registrant
                       and Related Stockholders' Matters


COMMON STOCK

The Company's common stock, par value $.01 per share (the "Common Stock") trades on the New York Stock Exchange under the symbol "CBZ." The following table sets forth, for the period indicated, the high and low sales price per share of common stock.

                                                  1997               1998
                                             ----------------   ----------------
                                              High      Low       High     Low
                                            --------  -------    ------ --------
1st Quarter............................     25-1/2    20-3/4    47-1/2   33-3/4
2nd Quarter............................     30-14/16  21-1/4    48       31-1/8
3rd Quarter............................     43-1/4    27-13/16  37-13/16 24-1/16
4th Quarter............................     41-6/16   32-7/16   26-5/8   15


DIVIDEND POLICY

The Company has not paid any cash dividends on its common stock to date. The payment of dividends, if any, in the future is within the discretion of the Board of the Directors and will depend on the Company's earnings, its capital requirements and financial condition. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and accordingly the Board of Directors does not not expect to declare or pay any dividends in the foreseeable future. In addition, as a holding company, the Company's ability to pay dividends is dependent on the receipt of dividends or advances from its wholly owned subsidiary, CFR. The revolving credit facility restricts the ability of CFR to make advances and pay dividends to the Company.

HOLDERS

As of March 22, 1999, the Company had approximately 202 holders of record of its common stock. The Company believes there are in excess of 2,000 beneficial owners of its Common Stock.

                                  [CORT LOGO]

Directors
                                        Maureen C. Thune                   Annual Meeting
Keith E. Alessi                         Vice President, Controller &       CORT Business Services
Chairman, President & CEO               Assistant Secretary                Corporation's Annual Meeting of
TeleSpectrum Worldwide Inc.                                                Stockholder's will be held on
                                        Frances Ann Zienmiak               Tuesday, May 11, 1999 at 2:00 p.m.
Paul N. Arnold                          Executive Vice President           at the Holiday Inn Fair Oaks
President & Chief                       Chief Financial Officer            11787 Lee Jackson Highway
Executive Officer of                    and Secretary                      Fairfax, VA 22033
Cort Business
Services Corporation                    Division Officers                  Registrar and Transfer Agent
                                                                           American Stock Transfer &
Bruce C. Bruckmann                      George Bertrand                    Trust Company
Managing Director of                    Group Vice President               40 Wall Street
Bruckman, Rosser,                                                          New York, NY 10005
Sherrill & Co., Inc.                    Louis C. Caston
                                        Group Vice President
Michael A. Delaney                                                         Corporate Headquarters
Managing Director of Citicorp           Duane B. DeArmond                  4401 Fair Lakes Court
Venture Capital Ltd.                    Group Vice President               Suite 300
                                                                           Fairfax, VA 22033
Charles M. Egan                         David C. Janecek                   703-968-8500
Chairman of CORT Business               Group Vice President
Services Corporation
                                        Mark M. Koepsell                   Stockholder Inquiries
Gregory B. Maffei                       Vice President--National Accounts  A copy of the annual report as filed
Chief Financial Officer of                                                 with the Securities and Exchange
Microsoft Corporation                   John C. Lackey                     Commission on Form 10-K is
                                        Group Vice President               available without charge, exclusive of
James A. Urry                                                              exhibits, upon written request to:
Vice President of Citicorp              Richard W. Ritter III                Chief Financial Officer
Venture Capital Ltd.                    Group Vice President                 CORT Business Services Corporation
                                                                             4401 Fair Lakes Court
                                        Corporate Directory                  Suite 300
Corporate Officers                                                           Fairfax, VA 22033
                                        Corporate Legal Counsel              FAX: 703-968-8503
Paul N. Arnold                          Dechert Price & Rhoads
President & Chief Executive Officer     Philadelphia, PA

Robert S. Baker                         Independent Accountants
Group Vice President--CORT/Instant      KPMG LLP
                                        Washington, DC
Anthony J. Ballerdine
Senior Group Vice President

Michael G. Connors
Vice President--Real Estate

Charles M. Egan
Chairman

Kenneth W. Hemm
Executive Vice President &
Chief Operating Officer--Division II

Steven D. Jobes
Executive Vice President &
Chief Marketing Officer

Lloyd Lenson
Executive Vice President &
Chief Operating Officer--Division I

Victoria L. Stiles
Vice President--Human Resources &
Corporate Risk Management

William T. Swets                                  [picture]
Vice President--Business Development              CORT's new showroom design, Pleasonton, California

o Albuquerque            o Grand Rapids           o Orlando
o Ann Arbor              o Houston                o Pensacola
o Atlanta                o Huntsville             o Philadelphia
o Austin                 o Indianapolis           o Phoenix
o Baltimore              o Jacksonville           o Pittsburgh
o Baton Rouge            o Kalamazoo              o Portland
o Birmingham             o Kansas City            o Raleigh
o Boston                 o Lafayette              o Richmond
o Charlotte              o Lansing                o Sacramento
o Chicago                o Las Vegas              o Salt Lake City
o Cincinnati             o Lexington              o San Antonio
o Clearwater             o Little Rock            o San Diego
o Cleveland              o Los Angeles            o San Francisco
o Columbus               o Louisville             o San Jose



o Corpus Christi         o Memphis                o Seattle
o Dallas                 o Miami                  o St. Louis
o Dayton                 o Minneapolis            o St. Paul
o Denver                 o Nashville              o Tampa
o Detroit                o New Orleans            o Tulsa
o Durham                 o New York               o Virginia Beach
o El Paso                o Newark                 o Washington, DC
o Ft. Lauderdale         o Oklahoma City          o Westchester County
o Ft. Worth              o Orange County          o Wilmington


[CORT logo]

4401 Fair Lakes Court, Suite 300
Fairfax, VA 22033
Phone: 1-800-962-CORT
Internet Address: http://www.CORT1.com